   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1997

                                                     REGISTRATION NO. 333-
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        CHAMPION MORTGAGE HOLDINGS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                DELAWARE                                    6162                                   22-3487350
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                             20 WATERVIEW BOULEVARD
                          PARSIPPANY, NEW JERSEY 07054
                                  201-402-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOSEPH P. GORYEB
                             CHAIRMAN OF THE BOARD
                        CHAMPION MORTGAGE HOLDINGS CORP.
                             20 WATERVIEW BOULEVARD
                          PARSIPPANY, NEW JERSEY 07054
                                  201-402-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                   JAMES R. TANENBAUM, ESQ.                                         WILSON S. NEELY, ESQ.
                STROOCK & STROOCK & LAVAN LLP                                     SIMPSON THACHER & BARTLETT
                       180 MAIDEN LANE                                               425 LEXINGTON AVENUE
                NEW YORK, NEW YORK 10038-4982                                   NEW YORK, NEW YORK 10017-3954
                         212-806-5400                                                    212-455-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED
                                                                                     MAXIMUM           PROPOSED
                                                                                     OFFERING           MAXIMUM          AMOUNT OF
          TITLE OF EACH CLASS OF SECURITIES                                           PRICE            AGGREGATE        REGISTRATION
                  TO BE REGISTERED                      AMOUNT TO BE REGISTERED    PER SHARE(1)    OFFERING PRICE(2)        FEE
Common Stock, $.01 par value.........................      4,025,000 shares(2)        $22.00        $  88,550,000.00     $ 26,833.34

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(2) Includes 525,000 shares of Common Stock subject to an over-allotment option granted to the Underwriters.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                        CHAMPION MORTGAGE HOLDINGS CORP.
                             CROSS REFERENCE SHEET

                       ITEMS AND CAPTIONS IN FORM S-1                           CAPTION OR LOCATION IN PROSPECTUS
-----------------------------------------------------------------------------  ------------------------------------
 1.    Forepart of Registration Statement and Outside Front Cover Page of
         Prospectus..........................................................  Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages of Prospectus...............  Inside Front and Outside Back Cover
                                                                                 Pages
 3.    Summary Information, Risk Factors and Ratio of Earnings to Fixed
         Charges.............................................................  Prospectus Summary; Summary
                                                                                 Financial Information; Risk
                                                                                 Factors; Selected Financial Data;
                                                                                 Management's Discussion and
                                                                                 Analysis of Financial Condition
                                                                                 and Results of Operations
 4.    Use of Proceeds.......................................................  Prospectus Summary; Use of Proceeds
 5.    Determination of Offering Price.......................................  Outside Front Cover Page;
                                                                                 Underwriting
 6.    Dilution..............................................................  Dilution
 7.    Selling Security Holders..............................................  Not Applicable
 8.    Plan of Distribution..................................................  Outside Front Cover Page;
                                                                                 Description of Capital Stock;
                                                                                 Underwriting
 9.    Description of Securities to be Registered............................  Prospectus Summary; Capitalization;
                                                                                 Description of Capital Stock
10.    Interests of Named Experts and Counsel................................  Legal Matters; Experts
11.    Information with Respect to Registrant................................  Outside Front Cover Page; Prospectus
                                                                                 Summary; Risk Factors;
                                                                                 Reorganization and Termination of
                                                                                 S Corporation Status;
                                                                                 Capitalization; Dividend Policy;
                                                                                 Selected Financial Data;
                                                                                 Management's Discussion and
                                                                                 Analysis of Financial Condition
                                                                                 and Results of Operations;
                                                                                 Business; Management; Principal
                                                                                 Stockholders; Certain
                                                                                 Relationships and Related Party
                                                                                 Transactions; Description of
                                                                                 Capital Stock; Legal Matters;
                                                                                 Experts; Additional Information
12.    Disclosure of Commission Position on Indemnification for Securities
         Act Liabilities.....................................................  Not Applicable

                Subject to Completion, dated              , 1997

PROSPECTUS

[LOGO]
                                3,500,000 SHARES
                        CHAMPION MORTGAGE HOLDINGS CORP.
                                  COMMON STOCK

                          ---------------------------

     All of the shares of common stock, par value $.01 per share (the 'Common Stock'), being offered hereby (the 'Offering') are being sold by Champion Mortgage Holdings Corp. ('Champion' or the 'Company'). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between
$         and $         per share.  See 'Underwriting' for  a discussion of  the
factors to be considered in determining the initial public offering price. Application is being made for quotation of the Common Stock on the Nasdaq National Market under the symbol 'CMPN.'

                          ---------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                          ---------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON  THE ACCURACY  OR ADEQUACY  OF THIS  PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                          UNDERWRITING
                                                                           PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                                            PUBLIC       COMMISSIONS (1)    COMPANY (2)(3)

Per Share.............................................................              $                 $                 $
Total (3).............................................................   $                $                  $

(1) The Company and the Existing Stockholders (as hereinafter defined) have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Reorganization and Termination of S Corporation Status' and 'Underwriting.'

(2) Before deducting expenses of the  Offering payable by the Company  estimated
    to be $            .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in
    full, the total Price to Public will be $           , the total Underwriting
    Discounts and Commissions will be $           and the total  Proceeds to the
    Company will be $            . See 'Underwriting.'

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates therefor will be made at the offices of Lehman Brothers Inc., New York, New
York, on or about              , 1997.

                          ---------------------------

                                LEHMAN BROTHERS

             , 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[Map of the northeastern continental United States indicating states in which the Company originates loans and the sites of the Company's headquarters and branch office locations.]

                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and combined financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information set forth under 'Risk Factors.' This Prospectus gives effect to the reorganization of the Company, pursuant to which, immediately prior to the Offering, Champion Mortgage Corp., Champion Wholesale Corp., Champion Financial Corp. and Champion Mortgage Servicing Corp. (collectively, the 'Consolidating Companies') will consolidate into Champion Mortgage Co., Inc. (together with the Consolidating Companies, the 'Champion Companies'). See 'Reorganization and Termination of S Corporation Status.' Unless the context indicates otherwise, (a) all references herein to the 'Company' or 'Champion' refer to Champion Mortgage Holdings Corp. and its wholly owned subsidiary, Champion Mortgage Co., Inc., (b) all references to the Company's or Champion's activities, results of operations or financial condition prior to the date of this Prospectus relate to the activities, results of operations or financial condition of the Champion Companies, taken as a whole, and (c) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Champion is a licensed retail mortgage banker which originates, sells and services higher-yielding home equity mortgage loans secured by first or second liens primarily on one- to four-family residential properties. Champion originates loans to individuals with sufficient income and equity in their homes to satisfy the Company's underwriting criteria, but who may be unwilling to seek or unable to obtain home equity financing from conventional sources. The Company conducts its activities through its growing network of fourteen retail branch offices located in New Jersey, New York, Pennsylvania and Maryland as well as its corporate headquarters in Parsippany, New Jersey. The Company has developed widespread name recognition in its target markets with its trademarked and widely recognized slogan, 'When your bank says No, Champion says Yes!'

OVERVIEW

     The Company, founded in 1981 by Joseph P. Goryeb, one of the pioneers of the non-conforming home equity lending business, serves a distinct segment of the home equity lending market by originating loans to homeowners whose borrowing needs may not be served by traditional financial institutions due to impaired or limited credit profiles, credit exceptions or other factors. The Company originates loans to homeowners seeking funds to consolidate debts, to undertake home improvements or to finance other consumer needs. By offering homeowners a variety of loan products with a high degree of personalized service, the Company has been able to generate higher margins than those typically earned by conventional mortgage lenders.

     The Company believes that it has a competitive advantage in the non-conforming home equity market stemming from its significant experience in this market, widespread name recognition, excellent reputation, expanding retail branch network, range of products, competitive pricing and superior customer service. From  October  1, 1987  to  September  30, 1996,  Champion  has  funded approximately $2.1 billion of mortgage loans. For the year ended September 30, 1996, Champion originated $501.5 million in loans (representing a 29% three-year compounded annual growth rate) and increased its servicing portfolio to $526.8 million. The members of the Company's senior management have an average of over 14 years of home equity loan experience, and more than 25% of the Company's 351 employees (at December 31, 1996) have been with the Company for at least five years. Management believes this industry- and company-specific experience, coupled with the systems and programs it has developed over the past 16 years, enable the Company to provide high quality products and services to its customer base.

BUSINESS STRATEGY

     The Company's business strategy is to penetrate further its established markets and expand into new geographic markets in an effort to increase profitably the volume of its loan originations and the size of its servicing portfolio by (i) expanding its retail branch network, (ii) increasing its marketing efforts through television advertising and direct mail campaigns,
(iii) continuing to emphasize customer service to maintain high customer satisfaction and retention rates, (iv) investing in employee training and information systems to enhance customer responsiveness, (v) improving loan processing efficiencies, (vi) maintaining its underwriting standards and (vii) securitizing its mortgage loan portfolios. See 'Business -- Business Strategy.'

ORIGINATIONS

     Through its branch network, Champion originates retail mortgage loans secured by residential properties located in New Jersey, New York, Pennsylvania, Delaware, Connecticut, Maryland, Virginia and the District of Columbia. Champion makes extensive use of multi-media advertising campaigns, including television, radio and print advertising, and direct mail campaigns, to attract potential customers. Management believes the fact that the Company does not rely upon third party brokers or wholesalers for loan originations makes its franchise unique in the non-conforming home equity lending business.

     Historically, the Company conducted the application and loan approval process from its corporate headquarters. Beginning in 1995, Champion refocused its loan origination strategy from a centralized operation to a strategy dominated by loan origination through its expanding retail branch network. Since January 1, 1996, the Company has opened eight new retail branch offices in New Jersey, New York, Pennsylvania and Maryland. The Company intends to continue to expand its retail branch network in selected states in the Northeast and Mid-Atlantic regions and currently plans to open several new retail branches in the next twelve months.

     As a consequence of the Company's recent expansion of its retail branch network, corresponding growth of its sales force, aggressive direct mail campaigns and enhanced loan processing efficiencies, the Company increased its retail loan production from $297.0 million in fiscal 1995 to $501.5 million in fiscal 1996. See 'Business -- Loans.'

SECONDARY MARKETING

     Champion sells its loans through whole loan sales, which involve selling blocks of loans to institutional purchasers in the secondary market, and through securitizations, which involve the private placement or public offering of asset-backed securities. Securitization provides significant benefits in the financing of home equity loans, including enhanced operating leverage and liquidity, reduced costs of funds and reduced exposure to interest rate fluctuation. Since 1994, Champion has sold $604.9 million of its mortgage loans through eight real estate mortgage investment conduit ('REMIC') securitizations. In fiscal 1996, securitizations accounted for approximately 70% of the Company's loan sales. See 'Business -- Financing and Sale of Loans.'

     Moreover, the improved structure of the Company's recent securitizations and the higher percentage of its loan production sold in such securitizations have significantly improved the Company's financial performance. During fiscal 1996 as compared to fiscal 1995, the Company's total revenues increased 93% from $35.0 million to $67.4 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     While the Company anticipates securitizing a majority of its loan originations in fiscal 1997 and thereafter, the Company will continue to sell, on a whole loan basis, those loans that do not satisfy the Company's criteria for securitization. Such loans are sold on a servicing-released or -retained basis to unaffiliated wholesale purchasers on either a bulk or flow-through basis. These whole loan sales enable the Company to realize a return on all loans it originates by retaining loan origination fees without the credit risk associated with loans sold in securitizations. See 'Business -- Financing and Sale of Loans.'

SERVICING

     In June 1993, Champion began to sell mortgage loans on a servicing-retained basis, including all of those mortgage loans that it has subsequently sold through securitizations. Management believes that servicing its loan portfolio enhances certain operating efficiencies and provides a steady and profitable revenue stream. At September 30, 1996, Champion had a servicing portfolio of approximately $526.8 million of mortgage loans. See 'Business -- Loan Servicing.'

REORGANIZATION

     In January 1997, Champion Mortgage Holdings Corp. was incorporated in Delaware. Prior to the consummation of the Offering, the stockholders of the Consolidating Companies will, pursuant to the consolidation of the Consolidating Companies into Champion Mortgage Co., Inc., exchange their shares of common stock of the Champion Companies for shares of common stock of Champion Mortgage Co., Inc. Subsequent to the consolidation of the Champion Companies, the stockholders of Champion Mortgage Co., Inc. (the 'Existing Stockholders') will contribute their shares of common stock of Champion Mortgage Co., Inc. to Champion Mortgage Holdings Corp. in exchange for 11,500,000 shares of Common Stock which will constitute all of the outstanding shares of Champion Mortgage Holdings Corp. (the 'Reorganization'). Subsequent to the effective date of the Reorganization, all of the Company's operations will be conducted through Champion Mortgage Co., Inc. Until the effective date of the Reorganization, each of the Champion Companies was treated and will be treated as an S corporation under Subchapter S (an 'S corporation') of the Internal Revenue Code of 1986, as amended (the 'Code'). At the effective date of the Reorganization, the Consolidating
Companies will  consolidate  into  Champion  Mortgage  Co.,  Inc.  and  Champion
Mortgage Co., Inc. will terminate its status as an S Corporation and will thereafter be treated as a C corporation under Subchapter C of the Code (a 'C corporation'). See 'Reorganization and Termination of S Corporation Status.'

     Champion's principal offices are located at 20 Waterview Boulevard, Parsippany, New Jersey 07054, and its telephone number is (201) 402-7700.

                                  THE OFFERING

Common Stock offered.........................  3,500,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  15,000,000 shares
Use of Proceeds(2)...........................  To  fund  a  distribution  to  the  Existing  Stockholders  of  accumulated  S corporation  earnings and profits of the Champion Companies in the amount of
                                                 $11.4 million (as  calculated through September  30, 1996), plus  additional accumulated  S corporation  earnings and  profits of  the Champion Companies from October 1, 1996 to the  effective date of the Reorganization, to  repay approximately  $10.2 million in notes payable to certain stockholders of the
                                                 Champion  Companies,  and  to   pay  approximately  $45.4  million   (amount
                                                 outstanding  at January 31, 1997)  outstanding under the Company's warehouse financing facility (a  line of  credit used to  finance, and  secured by,  a portion  of the Company's inventory  of mortgage loans). Following repayment of the notes payable to stockholders and payment of the amounts  outstanding under  the warehouse financing facility, remaining proceeds, if any, will be used to  fund expansion  of the  Company's retail  branch network,  to  fund future  loan originations,  to support  securitization transactions  and for general  corporate  purposes.  See  'Reorganization  and  Termination  of  S
                                                 Corporation Status' and 'Use of Proceeds.'
Proposed Nasdaq National Market Symbol.......  'CMPN'

------------

(1) Excludes approximately             shares of Common Stock subject to options
    to be granted upon the consummation of the Offering at an exercise price equal to the initial public offering price. See 'Management -- Stock Option Plan' and 'Shares Eligible for Future Sale.'

(2) In the event that the Underwriters exercise their over-allotment option in full, the net proceeds to the Company from the sale of the 525,000 shares of Common Stock offered pursuant to the Underwriters' over-allotment option are
    estimated to be $               , after deducting the underwriting  discount
    and estimated expenses and assuming an initial public offering price of $ per share (the midpoint of the estimated range for the initial public offering price).

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED SEPTEMBER 30,
                                 ------------------------------------------------------
                                  1996       1995          1994       1993       1992
                                 -------    -------       -------    -------    -------
INCOME STATEMENT DATA:
    Revenues:
        Gain on sale of home
          equity mortgage
          loans...............   $40,288    $18,862       $14,755    $12,300    $10,314
        Finance income and
          fees earned.........    25,719     15,110        18,045     13,569     12,192
        Servicing fees income
          and related fees....     1,299        639            17      --         --
        Other.................        73        386           361        386         19
                                 -------    -------       -------    -------    -------
            Total revenues....   $67,379    $34,998       $33,177    $26,255    $22,525
                                 -------    -------       -------    -------    -------
            Total expenses....   $50,399    $35,286       $32,021    $24,165    $21,006
                                 -------    -------       -------    -------    -------
    Income (loss) before
      provision (benefit) for
      income taxes as an S
      corporation.............   $16,980    $  (288)      $ 1,156    $ 2,090    $ 1,519
    Provision (benefit) for
      income taxes as an S
      corporation.............       637        (14)         (452)       431        190
                                 -------    -------       -------    -------    -------
    Net income (loss) as an S
      corporation.............   $16,343    $  (275)(1)   $ 1,608    $ 1,660    $ 1,329
                                 -------    -------       -------    -------    -------
                                 -------    -------       -------    -------    -------
PRO FORMA INFORMATION:
    Income (loss) before
      provision (benefit) for
      income taxes as a C
      corporation.............   $16,980    $  (288)      $ 1,156    $ 2,090    $ 1,519
    Provision for pro forma
      income taxes as a C
      corporation(2)..........     6,572        314           543        939        696
                                 -------    -------       -------    -------    -------
    Pro forma net income
      (loss) as a C
      corporation.............   $10,408    $  (602)      $   613    $ 1,151    $   823
                                 -------    -------       -------    -------    -------
                                 -------    -------       -------    -------    -------
PER SHARE DATA:
    Pro forma earnings per
      share of common
      stock(2)(3).............    $0.86
    Pro forma weighted average
      number of shares
      outstanding(2)(3).......   12,069,431

                                                                                                  AT SEPTEMBER 30, 1996
                                                                                        -----------------------------------------
                                                                                                                     PRO FORMA
                                                                                        ACTUAL     PRO FORMA(4)    AS ADJUSTED(5)
                                                                                        -------    ------------    --------------
BALANCE SHEET DATA:
    Home equity mortgage loans held for sale, net....................................   $32,439      $ 32,439         $ 32,439
    Excess servicing receivable, net.................................................    51,706        51,706           51,706
    Originated mortgage servicing rights, net........................................     3,934         3,934            3,934
    Total assets.....................................................................    98,149        98,149          114,713
    Loans payable....................................................................    51,545        51,545           19,672
    Notes payable to shareholders and other related parties..........................     5,953         5,953              720
    Convertible subordinated notes payable...........................................     5,000         5,000          --
    Distribution notes...............................................................     --           11,400          --
    Total liabilities................................................................    70,683        87,569           34,063
    Shareholders' equity.............................................................    27,466        10,580           80,650

                                                 YEAR ENDED SEPTEMBER 30,
                                 --------------------------------------------------------
                                   1996        1995        1994        1993        1992
                                 --------    --------    --------    --------    --------
OPERATING DATA:
    Number of retail
      branches................         11           5       --          --          --
    Loans originated(6):
        Through corporate
          headquarters........   $149,252    $256,991    $335,539    $232,196    $215,664
        Through branch
          network.............    352,269      39,643       --          --          --
                                 --------    --------    --------    --------    --------
            Total.............   $501,521    $296,633    $335,539    $232,196    $215,664
                                 --------    --------    --------    --------    --------
                                 --------    --------    --------    --------    --------
    Number of loans
      originated..............      8,700       6,122       5,699       4,634       4,690
    Average principal balance
      per loan................   $     58    $     48    $     59    $     50    $     46
    Weighted average interest
      rate....................      10.08%      11.15%      10.42%      11.26%      12.64%
    Combined weighted average
      initial loan-to-value
      ratio...................      67.08%      64.71%      61.65%      56.97%      53.73%
    Percent of aggregate
      principal balance of
      portfolio secured by
      first liens.............      70.35%      56.36%      71.98%      59.12%      49.31%
LOAN SALES:
    Loans sold through
      securitizations.........   $375,250    $ 98,623    $ 31,344    $  --       $  --
    Whole loan sales:
        Interest
          participation.......     52,271      83,124     162,857     119,785      85,394
        Premium...............    109,731      86,250     134,356     108,351     129,593
                                 --------    --------    --------    --------    --------
            Total.............   $537,252    $267,996    $328,557    $228,136    $214,986
                                 --------    --------    --------    --------    --------
                                 --------    --------    --------    --------    --------
Total loans serviced..........   $526,816    $214,860    $ 75,916    $ 36,214    $ 21,229
Total number of loans
  serviced....................      9,058       4,416       1,588         745         514
DELINQUENCY DATA(7):
    Total delinquencies as a
      percentage of loans
      serviced (period
      end)(8).................       2.12%       1.74%       0.12%       1.26%       3.49%
    Defaults as a percentage
      of loans serviced
      (period end)(9).........       0.76%       0.30%       0.00%       0.56%       1.46%
    Net losses as a percentage
      of average loans
      serviced................       0.01%       0.10%       0.34%       1.13%       1.79%

                                                        (footnotes on next page)

(footnotes from previous page)

(1) Fiscal 1995 results were adversely affected by (i) the timing of the Company's securitizations, which delayed the timing of recognition of gain on sale of home equity mortgage loans, deferred loan origination costs and fee income, and (ii) the expenses associated with the expansion of the Company during fiscal 1995.

(2) Prior to the effective date of the Reorganization, each of the Champion Companies was treated and will be treated as an S corporation for federal and state income tax purposes. The pro forma presentation reflects the provision for income taxes as if each of the Champion Companies had always been a C corporation and part of a consolidated group. See 'Reorganization and Termination of S Corporation Status.'

(3) Pro forma net income per share has been computed by dividing pro forma net income by the 11,500,000 shares of Common Stock of Champion Mortgage Holdings Corp. to be received by the Existing Stockholders in exchange for their shares of the Champion Mortgage Co., Inc. and the effect of the assumed issuance (at an assumed price of $22.00 per share, the maximum offering price per share) of 569,431 shares of Common Stock to generate sufficient cash, after deducting the underwriting discount and estimated expenses, to pay the Distribution Notes (as hereinafter defined) in the aggregate amount of $11.4 million (such amount calculated through September 30, 1996). See 'Reorganization and Termination of S Corporation Status.'

(4) Pro forma to reflect (i) the Reorganization and the related increase in the Company's deferred tax liability to approximately $6.1 million and (ii) the issuance of the Distribution Notes in the aggregate amount of $11.4 million (such amount calculated through September 30, 1996). See 'Reorganization and Termination of S Corporation Status.'

(5) Pro forma as adjusted to reflect (i) the sale of 3,500,000 shares of Common Stock offered hereby at the maximum offering price of $22.00 per share after deducting underwriting discounts and commissions and estimated expenses payable by the Company and (ii) the application of the estimated net proceeds therefrom, including the payment of an aggregate of $11.4 million (such amount calculated through September 30, 1996) for the Distribution Notes, the repayment of $10.2 million relating to the notes payable to certain stockholders of the Champion Companies and the payment of approximately $45.4 million outstanding (amount at January 31, 1997) under the Company's warehouse financing facility. See 'Reorganization and Termination of S Corporation Status,' 'Use of Proceeds' and 'Capitalization.'

(6) Loan origination data excludes conventional first mortgage loans and wholesale purchased loans which represented $4.6 million, $10.9 million, $0.6 million, $2.9 million and $3.2 million of loan originations for the fiscal years 1996, 1995, 1994, 1993 and 1992, respectively.

(7) The delinquency data presented above may be affected by the size, growth and lack of seasoning of the originated loans and, as such, may not be indicative of future periods. See 'Business -- Delinquency and Loss Experience.'

(8) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure or real estate owned ('REO').

(9) Represents the percentages of account balances on loans in foreclosure or REO.

                                  RISK FACTORS

     An investment in the Common Stock of the Company involves certain risks. Prospective investors should carefully consider the following risk factors, which constitute all the material risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth in the following risk factors and in 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

CAPITAL NEEDS AND ACCESS TO CAPITAL MARKETS

     Negative Cash Flow. The Company has recently operated, and anticipates operating in the future, on a negative cash flow basis to support increases in the volume of loan originations and the increasing percentage of its loan production sold through securitizations. In securitizations, the Company recognizes a gain on sale for the loans securitized upon the closing of the securitization and incurs associated taxes and expenses, but does not receive the cash representing such gain until it receives the cash flows from the interest-only and residual certificates and from servicing of the loans, which is payable over the actual life of the loans securitized. Similarly, in whole loan sales pursuant to flow-through agreements, the Company recognizes a gain on sale when the loans are sold to the investor, but does not receive cash representing such gain until the investor passes through to the Company its specified participation in the interest income on the loans sold ('interest participations'). Currently, the Company's primary cash requirements include the funding of (i) mortgage originations pending their pooling and sale, (ii) interest expense incurred on borrowings under its various financing facilities,
(iii) fees, expenses and tax payments incurred in connection with its securitization program, (iv) overcollateralization or reserve account requirements in connection with loans pooled and sold, and (v) ongoing administrative and other operating expenses. The Company funds these cash requirements primarily through its warehouse financing facility, a term loan (secured by interest-only and residual certificates), securitizations, whole loan sales, origination fees and interest earned on loans held for sale. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     Reliance on Securitizations. Since September 1994, the Company has pooled and sold through securitizations senior interests in an increasing percentage of the loans which it originates. The Company increasingly utilizes securitizations to generate cash proceeds for repayment of its warehouse financing facility and for added liquidity to originate additional loans. Further, gains on sale of loans generated by the Company's securitizations represent an increasing portion of the Company's revenues. Accordingly, adverse changes in the securitization market could impair the Company's ability to securitize loans on a favorable or timely basis. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans, fluctuations in interest rates and the Company's ability to obtain credit enhancement. If the Company were unable to securitize profitably a sufficient number of loans in a particular financial reporting period, then the Company's revenue for such period would decline which could result in lower income or a loss for such period. In addition, unanticipated delays in closing the securitizations could increase the Company's interest rate risk by increasing the warehousing period for its loans.

     The Company has relied on credit enhancements provided by monoline insurance carriers (insurance companies whose business is limited to writing financial guaranty insurance, principally with respect to asset-backed securities and municipal bonds) to guarantee outstanding senior investor certificates in the related trusts to enable the Company to receive ratings of 'AAA' by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ('Standard & Poor's'), and 'Aaa' by Moody's Investors Service, Inc. ('Moody's') for such investor certificates. The Company has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit enhancements of the pool or the Company's credit. Any substantial reductions in the size or availability of such insurance policies, or increases in the price charged by, or required level of protection to be provided to, the monoline insurance carriers issuing such insurance policies, could have an adverse effect on the Company's results of operations and financial condition.

     The Company endeavors to effect quarterly public securitizations of its loan pools. However, market and other considerations, including the conformity of such loan pools to the requirements of monoline insurance carriers and rating agencies, affect the timing of such transactions. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of gain on sale related to such loans and would likely result in the Company reporting lower income or a loss for such quarter. Such delays could cause the Company's earnings to fluctuate from quarter to quarter. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Business -- Financing and Sale of Loans.'

     Reliance on Warehouse and Residual Financing Sources. The Company funds substantially all of the loans which it originates through borrowings under its warehouse financing facility and term loan, through repurchase agreements and through internally generated funds. The Company has relied upon a term loan secured by interest-only and residual certificates to fund the tax consequences of the recognition of the gains on sale when a securitization occurs and to fund other working capital needs prior to receipt of any cash flow from the interest-only and residual certificates retained by the Company in its securitizations. The Company's borrowings under its warehouse financing facility are repaid with the proceeds received by the Company from selling such loans through securitizations or whole loan sales. The Company's borrowings under its term loan are repaid from the cash flow received by the Company from interest participations and interest-only and residual certificates. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations, although management believes there currently are alternative sources for such credit facilities. Any failure to renew or obtain adequate funding under its warehouse financing facility or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company's results of operations and financial condition. To the extent that the Company is not successful in maintaining or replacing existing financing, it would not be able to hold a large volume of loans pending securitization and therefore would have to curtail its loan origination activities or sell loans either through whole loan sales or in smaller securitizations, thereby having a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     Future Financing Requirements. The Company anticipates that the net proceeds from the Offering, together with the funds available under its warehouse financing facility and term loan, will be sufficient to fund its operations for the next 24 months, if the Company's future operations are consistent with management's current expectations. The Company may need to seek additional financing thereafter. There can be no assurance that the Company will be able to obtain financing in the future on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Future financing may involve the issuance of equity securities which could result in further dilution to existing stockholders. Furthermore, if the Company were unable to raise such additional capital, its results of operations and financial condition would be adversely affected. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

VALUATION AND POTENTIAL IMPAIRMENT OF INTEREST PARTICIPATIONS AND INTEREST-ONLY AND RESIDUAL CERTIFICATES

     As a fundamental part of its business and financing strategy, the Company sells substantially all of its loans through whole loan sales and loan securitizations. In whole loan sales, loans are sold to private investors for immediate cash premiums or interest participations. In securitizations, the Company sells loans that it has originated to a trust for a cash purchase price and an interest in the loans securitized. The cash purchase price is raised through an offering of pass-through certificates by the trust. Following the securitization, purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance. The interest-only and residual certificates represent, over the life of the loans, the excess of the weighted average coupon on each pool of loans sold over the sum of the pass-through interest rate plus a servicing fee, a trustee fee, a bond insurance fee and an estimate of annual future credit losses related to the loans. The Company receives the cash flows from the interest participations and interest-only and residual certificates (the 'Excess Servicing').

     In fiscal 1996, approximately one-half of the Company's gross revenue consisted of Excess Servicing, represented by the present value of interest participations and interest-only and residual certificates, and was recognized as gain on sale of home equity mortgage loans. The Company recognizes such gain on sale of loans in the fiscal quarter in which such loans are sold, although cash (representing Excess Servicing) is received by the Company over the life of the loans. Concurrent with recognizing such gain on sale, the Company records the capitalized Excess Servicing as an asset on its combined statements of financial condition, represented by interest participations and interest-only and residual certificates. Management anticipates that approximately one-half of the Company's gross revenue will continue in future periods to be Excess Servicing recognized as gain on sale of home equity mortgage loans.

     At September 30, 1996, the Company's combined statements of financial condition reflected the fair value of interest participations and interest-only and residual certificates of approximately $51.7 million, which Excess Servicing will be reduced as cash distributions are received from either the purchasers holding the loans sold in the interest participation sales or the trusts holding the loans pooled and sold in securitizations. Although management of the Company believes that it has made reasonable estimates, on a pool-by-pool basis, of the Excess Servicing likely to be realized, it should be recognized that assumptions utilized by the Company represent estimates. Actual experience may vary from these estimates. The cash flows are projected over the life of the interest participations and interest-only and residual certificates using prepayment, default and interest rate assumptions that market participants would use for similar financial instruments, subject to prepayment, credit and interest rate risks. These cash flows are discounted using an interest rate that market participants would use for similar financial instruments. The fair valuation also includes considerations of loan type, size, date of origination, interest rate, term, collateral value and geographic location. If the Company's assumptions used in deriving the value of interest participations and interest-only and residual certificates differ from the actual results, future cash flows and earnings could be negatively affected and the Company may be required to write down the value of its interest participations and interest-only and residual certificates. Furthermore, there is a limited market for interest participations and interest-only and residual certificates. Therefore, no assurance can be given that all or any portion of the interest participations and interest-only and residual certificates could be sold at any price, including at their stated value on the combined statements of financial condition. See ' -- Contingent Risks' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

CONTROL BY EXISTING STOCKHOLDERS

     Immediately after the Offering, the Existing Stockholders will beneficially own an aggregate of 77% of the outstanding shares of Common Stock (or 74% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they were to act in concert, would have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors. As long as members of the Goryeb family are the controlling stockholders of the Company, third parties will not be able to gain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by the Goryeb family. Accordingly, the price of the Common Stock offered hereby would not reflect any premium which may be attributable to such ability to exercise or obtain control over the Company. While each of the Goryebs has advised the Company that his or her current intention is to continue to hold all of the shares of Common Stock beneficially owned following the Offering, there can be no assurance that any of the Goryebs will not decide to sell all or a portion of their holdings at some future date after the applicable lock-up period or that in any transfer by any of the Goryebs of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of

Common Stock. See ' -- Effects of Certain Anti-Takeover Provisions,' 'Principal Stockholders' and 'Description of Capital Stock -- Certain Charter, Bylaw and Statutory Provisions.'

ECONOMIC CONDITIONS

     General. The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

     Because a high percentage of the Company's loan production consists of non-conforming loans, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage lending industry in general. In addition, in an economic slowdown or recession, the Company's actual costs of servicing the loans may increase without a corresponding increase in the servicing fee paid to the Company under its securitizations. Any sustained period of increased delinquencies, foreclosures, losses or costs could adversely affect the Company's ability to sell, and could increase the cost of selling loans through securitization or whole loan sales, which could adversely affect the Company's results of operations and financial condition.

     Interest Rates. The Company's profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its loans held for sale and the costs of borrowing under the Company's warehouse financing facility and term loan. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate loans and would reduce the value of loans that were originated prior to such increase. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent Excess Servicing has been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such Excess Servicing, thereby adversely impacting earnings.

     Fluctuating interest rates also may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on fixed rate loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse financing facility and term loan at variable rates. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company are priced upon long-term interest rates, while the senior interests in the related securitizations are priced on the basis of intermediate rates. While the Company monitors the interest rate environment and generally employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. See 'Management's Discussion and Analysis of Financial Condition and
Results of Operations -- Liquidity and Capital Resources -- Hedging' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Inflation and Interest Rates.'

ABILITY TO SUSTAIN GROWTH

     Since fiscal 1994, the Company has expanded its retail branch network to further penetrate existing markets and has substantially increased its volume of loans originated. The Company intends to continue to increase loan originations through, among other things, the expansion of its retail branch network into new geographic regions while, at the same time, maintaining its customary origination fees, interest rate spreads and underwriting criteria with respect to such increased loan origination volume. In light of the Company's growth strategy, the historical performance of the Company's earnings may be of limited relevance in predicting future performance. Further, any credit or other problems associated with the large number of loans originated in the recent past would not become apparent until sometime in the future. The Company's continued growth and expansion will place additional pressures on the Company's personnel and systems. Implementation of this growth strategy will depend in large part on the Company's ability to: (i) expand its retail branch network in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria; (ii) obtain adequate financing on favorable terms to fund its growth strategy; (iii) profitably securitize or sell its loans in the secondary market on a regular basis; (iv) hire, train and retain skilled personnel; and (v) continue to expand in the face of increasing competition from other mortgage lenders and new market entrants. There can be no assurance that the Company will successfully obtain or apply the human, operational and financial resources needed to manage a developing and expanding business. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination volume, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Business Strategy.'

COMPETITION

     The home equity loan market is highly competitive. As a licensed retail mortgage banker, the Company faces intense competition, primarily from traditional competitors in the financial services business, including mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have greater access to capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. Competition may be affected by, among other things, fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     Furthermore, the current level of gains realized by the Company and its competitors on the sale of non-conforming home equity loans originated is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future loan sales owing to increased loan origination competition. In addition, greater investor acceptance of securities backed by loans comparable to the Company's mortgage loans and greater availability of information regarding the prepayment and default experience of such loans creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater.

     Further, certain large national finance companies and conventional mortgage originators have announced their intention to adapt their conventional origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies, commercial banks and savings and loans have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition. See 'Business -- Competition.'

VARIABILITY OF EARNINGS AND SEASONALITY

     The Company's revenues and net income have fluctuated in the past and are expected to fluctuate in the future principally as a result of the timing and size of its loan originations. Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's loan originations and sales, the differences between the Company's cost of funds and the average interest rates of originated loans, and the timing and size of securitizations can result in significant increases or decreases in the Company's revenues from quarter to quarter.

     Traditionally, the Company has experienced a significant seasonal pattern in loan originations and results of operations. During the calendar year ended December 31, 1996, 1995 and 1994, 72.0%, 68.8% and 73.1%, respectively, of the aggregate principal balance of the Company's home equity loans originated for the respective calendar year were originated during the months of March through October. The Company expects that its business will continue to experience a significant seasonal pattern for the foreseeable future.

CONTINGENT RISKS

     Although the Company sells substantially all of the loans that it originates on a non-recourse basis, the Company retains some degree of credit risk on all loans originated. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with lending, including the risk of a borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of loans.

     With respect to securitized loans, the Company's securitizations require the related trust to build overcollateralization by retaining Excess Servicing from collections on the securitized loans to reduce the principal balances of the related investor certificates up to a specified amount. The resulting overcollateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. Retention of Excess Servicing to provide overcollateralization diverts cash which would otherwise flow to the Company. In addition, the Company's securitizations require the Company to establish reserve deposit accounts and, under certain conditions, deposit funds in such accounts as credit enhancement for the related trust. Although there is no direct recourse to the Company for losses on securitized loans, the use of reserve deposit accounts or Excess Servicing to provide additional overcollateralization as a form of credit enhancement may reduce the value of residual and interest-only certificates carried on the Company's combined statements of financial condition and could have a material adverse effect on the Company's results of operations and financial condition. As such, the Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent Excess Servicing distributions are reduced by losses. If losses exceed the current period Excess Servicing, the related insurance policy will fund the losses and the monoline insurance carrier will be reimbursed from future Excess Servicing. Such overcollateralization levels are pre-determined by the monoline insurance carrier issuing the insurance policy on the related senior interests and are a condition to obtaining an 'AAA/Aaa' rating thereon. As of September 30, 1996, the undiscounted overcollateralization portion of the securitized loans totaled approximately $7.7 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Financing and Sale of Loans.'

     The agreements governing the Company's securitizations require the Company to commit to repurchase or replace loans that do not conform to the representations and warranties made by the Company at the time of sale. The Company would have to finance any such repurchases from its own capital resources. In addition, when borrowers are delinquent in making monthly payments on loans included in a securitization, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections on the related securitized pool. As of September 30, 1996, such advances totaled $1.3 million.

     Further, the Company engages in whole loan sales pursuant to bulk purchase or flow-through agreements that generally provide for recourse by the purchaser against the Company in the event of a breach of a representation or warranty made by the Company or any fraud or misrepresentation during the mortgage loan origination process. Such recourse may reduce the value of interest participations carried on the Company's combined statements of financial condition and could have a material adverse effect on the Company's results of operations and financial condition. In addition, pursuant to the flow-through agreements, Champion releases all rights to the loans and has no recourse against the loans or the underlying collateral for payment of interest participations; interest participation payments are contractual obligations solely of the loan purchaser. As such, there is a risk that the loan purchaser will become insolvent or default on its obligation to pass through the specified participation in the interest income to the Company, reducing the value of the interest participations carried on the Company's combined statements of financial condition. See 'Business -- Financing and Sale of Loans.'

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including third party appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that the liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

CONCENTRATION OF OPERATIONS

     For the year ended September 30, 1996, 92% of the aggregate principal balance of the mortgage loans originated by the Company were secured by properties located in New Jersey, New York and Pennsylvania, with New Jersey accounting for 42% of those total originations and purchases. Although the Company continues to increase its volume of mortgage origination through its expanding retail branch network in other states, the Company's origination business is likely to remain concentrated in the Northeast and Mid-Atlantic regions for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the economy and the residential real estate market in the Northeast and Mid-Atlantic regions. To the extent that the Northeast or Mid-Atlantic regions have experienced or may experience in the future weaker economic conditions or greater rates of decline in real estate values than the United States generally, such a concentration of loans may be expected to exacerbate the foregoing risks. See 'Business -- Loans.'

DEPENDENCE ON KEY PERSONNEL

     The Company's growth and development to date have been largely dependent upon the services of Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb and other key members of executive management including Daniel L. Rich. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss of the services of Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb or Daniel L. Rich for any reason could have a material adverse effect on the Company. The Company will enter into three-year employment agreements with such persons. See 'Management -- Employment Agreements; Key-Man Life Insurance.'

LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE CASH FLOWS

     The Company's right to act as servicer under its securitizations can be terminated under certain circumstances by the trustee or monoline insurance carrier of a particular securitization. Such events include among other things:
(i) failure by the Company to pay when due any amount payable under the pooling and servicing agreement governing that securitization, (ii) failure of the Company to satisfy certain financial tests, including a minimum net worth test, and (iii) the loss and delinquency performance of the mortgage loans in the securitization exceeding certain levels. Any termination of the Company's right to act as servicer under a securitization would materially and adversely affect its ability to engage in future securitizations which would have a material adverse effect on the Company's results of operations and financial condition. See 'Business -- Loan Servicing.'

LEGISLATIVE AND REGULATORY RISK

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

     In addition, the Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Truth in Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of
1994), the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act of 1974 and Regulation X, the Home Mortgage Disclosure Act of 1975 and the Fair Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, the United States Department of Housing and Urban Development and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted that would make compliance more difficult or expensive for the Company. See 'Business -- Regulation.'

HIGHER RISK BORROWERS

     The Company originates a high percentage of its loan production to higher risk borrowers who may be unwilling to seek or unable to obtain home equity financing from conventional sources. Traditionally, loans made to such borrowers have entailed a higher risk of delinquency and possibly higher losses than loans originated by conventional mortgage lenders. While the Company employs underwriting policies and collection procedures to mitigate the higher risks of delinquency and losses inherent in loans made to such borrowers, no assurance can be given that the Company's policies or procedures will afford adequate protection against such risks. In the event that pools of loans warehoused, sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition would be adversely affected. See 'Business -- Loans.'

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The Company has applied for quotation of the Common Stock on the Nasdaq National Market. However, there can be no assurance that, upon approval of the application, an active public trading market for the Common Stock will develop after the Offering or that, if developed, such market will be sustained. The public offering price of the Common Stock offered hereby was determined by negotiations among the Company and the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price. See 'Underwriting.'

     The market price of the Common Stock may experience fluctuations unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements and delinquency trends. Further, the Company's loan originations have historically followed a seasonal pattern which has caused seasonal fluctuations in the Company's results of operations and could negatively affect the price of the Common Stock. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the Company's ability to access the securitization market and complete significant securitization transactions in a particular quarter. Failure to complete securitizations in a particular quarter due to general economic trends such as interest rate movements and delinquency trends may have a material adverse impact on the Company's results of operations for that quarter and could negatively affect the price of the Common Stock.

POSSIBLE ENVIRONMENTAL LIABILITIES

     In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. There is a risk that toxic or hazardous substances or wastes could be discovered on such properties after acquisition by the Company. Although recent changes in federal law are expected to shield the Company from some liability in this regard, the Company may be required under state or common law to remove such substances from the affected properties at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by such properties or that the Company would have adequate remedies against the prior owners or other responsible parties. Moreover, even if the Company is not required by law to remove the contamination, the presence of such contamination may make it difficult or impossible to sell the affected property. See 'Business -- Environmental Matters.'

DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of Common Stock of
$         per share, assuming an initial public offering price of $          per
share (the midpoint of the estimated range of the initial public offering price). In the event that the Underwriters exercise their option in full, resulting in an additional 525,000 shares of Common Stock being sold, purchasers of the Common Stock offered hereby will experience immediate and substantial
dilution in net tangible  book value of Common  Stock of $           per  share,
assuming  an initial public offering price of $          per share (the midpoint
of the estimated range of the initial public offering price). See 'Dilution.'

SHARES AVAILABLE FOR FUTURE SALE

     All of the currently outstanding shares of Common Stock are beneficially owned or otherwise controlled by Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb and Marguerite Goryeb, either directly or through grantor retained income trusts. Each grantor retained income trust is managed by Goryeb family trustees acting in a fiduciary capacity and exercising sole dispositive authority over the trust. The 3,500,000 shares of Common Stock sold in the
Offering will be freely tradable by persons other than 'affiliates' of the Company, as that term is defined in Rule 144 ('Rule 144') under the Securities Act of 1933, as amended (the 'Securities Act'), without restriction under the Securities Act. After completion of the Offering, the Existing Stockholders will beneficially own or otherwise control an aggregate of 11,500,000 shares of the Common Stock. Each of the Existing Stockholders has agreed not to sell any shares beneficially owned by him or her, and not to permit any sales of any shares otherwise controlled by him or her, for 180 days following completion of the Offering without the prior written consent of the Underwriters. However, upon expiration of these agreements, the Existing Stockholders will be free to sell any Common Stock held by them, subject to the rules and regulations promulgated under the Securities Act. Furthermore, the Company intends to register within 90 days of the date of the Offering approximately 900,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option
plan,  including options  to purchase            shares at  the  initial  public
offering price to be granted upon commencement of the Offering. Any future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See 'Management -- Stock Option Plan' and 'Shares Eligible for Future Sale.'

HOLDING COMPANY STRUCTURE

     Champion Mortgage Holdings Corp. is a holding company which will conduct all its operations through its wholly owned subsidiary, Champion Mortgage Co., Inc. Substantially all of the assets of Champion will be owned by Champion Mortgage Co., Inc. Therefore, Champion Mortgage Holdings Corp.'s rights to participate in the assets of Champion Mortgage Co., Inc. upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Champion may itself be a creditor with recognized claims against the subsidiary. In addition, dividends from Champion Mortgage Co., Inc. are subject to certain contractual restrictions. See 'Dividend Policy.'

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Certificate of Incorporation requires a 70% super majority vote of stockholders to amend certain provisions of the Bylaws pertaining to the calling of special meetings and the election and removal of directors. In addition, the Board of Directors has the ability to issue 'blank check' preferred stock without stockholder approval. Although the Company does not currently plan to issue any preferred stock, the rights of the holders of Common Stock may be materially limited or qualified by the issuance of preferred stock. The Company is also subject to provisions of the Delaware General Corporation Law that prohibit a publicly held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an 'interested stockholder') for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See 'Description of Capital Stock -- Certain Charter, Bylaw and Statutory Provisions.'

             REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

     Historically, all of the Company's operations were conducted through the Champion Companies: Champion Mortgage Co., Inc., which originated non-conforming mortgage loans in New Jersey, New York, Connecticut, Pennsylvania and Delaware; Champion Mortgage Corp., which originated non-conforming mortgage loans in Maryland, Virginia and the District of Columbia; Champion Wholesale Corp., which purchased non-conforming mortgage loans from selected financial institutions; Champion Financial Corp., which sold credit life and disability insurance to borrowers; and Champion Mortgage Servicing Corp., which serviced loans for its affiliates and others. Prior to the consummation of the Offering, the stockholders of the Consolidating Companies will, pursuant to the consolidation of the Consolidating Companies into Champion Mortgage Co., Inc., exchange their capital stock of the Consolidating Companies for shares of common stock of Champion Mortgage Co., Inc. Following the consolidation of the Champion Companies, the Existing Stockholders will contribute their shares of common stock of Champion Mortgage Co., Inc. to Champion Mortgage Holdings Corp. in exchange for 11,500,000 shares of Common Stock which will constitute all of the outstanding shares of Champion Mortgage Holdings Corp. Subsequent to the effective date of the Reorganization, all of the Company's operations will be conducted through Champion Mortgage Co., Inc. For financial reporting purposes, the Reorganization will be accounted for in a manner similar to a pooling of interests.

     In addition, each of the Champion Companies was treated and will be treated for federal income tax purposes until the Reorganization as an S corporation under Subchapter S of the Code, and from October 1, 1993 until the Reorganization, was treated and will be treated as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, each of the Champion Companies' historical earnings have been taxed directly to their respective stockholders and each of the Champion Companies has not been subject to income tax on such earnings, other than New Jersey and other state imposed taxes on S corporations at a rate of approximately 4%. On the effective date of the Reorganization, pursuant to the terms of a plan of reorganization (the 'Reorganization Agreement'), the Existing Stockholders will contribute their stock of Champion Mortgage Co., Inc. in exchange for an aggregate of 11,500,000 shares of Common Stock which will constitute all of the outstanding stock of the Company. Subsequent to the effective date of the Reorganization, the Company and Champion Mortgage Co., Inc., which will become a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes as C corporations under the Code, and, as a result, the Company will record an increase in its deferred tax liability on its combined statements of financial condition. The deferred tax liability reflects differences between tax and book accounting methods of reporting gain on sale of mortgage loans. If the Reorganization had occurred and the S corporation status of the Champion Companies had been terminated as of September 30, 1996, the amount of the deferred tax liability at September 30, 1996, on a combined basis, would have been increased to approximately $6.1 million to reflect the Company's effective tax rate as a C corporation of approximately 42%. See 'Capitalization' and 'Selected Financial Data.'

     Prior to the consummation of the Offering, Champion Mortgage Co., Inc. will declare final S corporation distributions in the form of notes payable (the 'Distribution Notes') to the Existing Stockholders in the aggregate principal amount of the aggregate accumulated S corporation earnings and profits of the Champion Companies, which amount was approximately $11.4 million as of September 30, 1996. The principal amount of the Distribution Notes will ultimately equal the amount of earned but undistributed S corporation earnings of the Champion Companies through the date of the Offering. The Distribution Notes will be promissory notes bearing interest at the rate of 7% per annum. The Distribution Notes will be paid from the net proceeds of the Offering.

     Prior to the consummation of the Offering, Champion Mortgage Co., Inc. and the Existing Stockholders will enter into a tax indemnification agreement (the 'Tax Agreement') relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the Reorganization, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other hand only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders and the Existing Stockholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses) with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. However, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the combined statements of financial condition of the Company upon the effective date of the Reorganization. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement. See 'Certain Relationships and Related Party Transactions -- Transactions in Connection with the Formation.'

                                USE OF PROCEEDS

     The net proceeds to the  Company from the sale  of the 3,500,000 shares  of
Common  Stock offered hereby are estimated to be $             , after deducting
the underwriting discount and estimated offering expenses and assuming a  public
offering  price of $       per share (the midpoint of the estimated range of the
initial public offering price).

     The Company will first use the net proceeds of the Offering to pay the Distribution Notes issued to the Existing Stockholders in connection with the Reorganization of the Champion Companies and the consolidation of the Consolidating Companies into Champion Mortgage Co., Inc. The Distribution Notes will be issued by Champion Mortgage Co., Inc. prior to the consummation of the Offering to distribute accumulated S corporation earnings and profits of the Champion Companies. The principal amount of the Distribution Notes will equal the amount of earned but undistributed S corporation earnings of the Champion Companies through the date of the Offering (which amount was approximately $11.4 million through September 30, 1996). The Company will next use the net proceeds to (i) repay approximately $10.2 million in notes payable to certain stockholders of the Champion Companies and (ii) to pay approximately $45.4 million (amount at January 31, 1997) outstanding on the Company's $125 million warehouse financing facility. The warehouse financing facility bears interest, depending on the bank advancing the funds, at a rate of (i) the greater of (a) the prime rate or (b) the Federal Funds Rate plus 0.50% (the 'Base Rate'), (ii) the Base Rate plus 1.75%, or (iii) 1.50% above the London Interbank Offered Rate ('LIBOR'). Following repayment of the notes payable to stockholders and payment of outstanding amounts on the warehouse financing facility, any remaining proceeds, in addition to any available funds under the Company's warehouse financing facility or term loan, will be used to fund expansion of the Company's retail branch network, to fund future loan originations, to support securitization transactions and for general corporate purposes. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Certain Relationships and Related Party Transactions -- Transactions in Connection with the Formation.'

     Pending their ultimate application, the net proceeds of the Offering will be invested in short-term, investment grade, interest-bearing securities and deposit accounts.

                                 CAPITALIZATION

     The following table shows the capitalization of Champion Mortgage Holdings Corp. following the contribution of shares of Champion Mortgage Co., Inc. held by the Existing Stockholders in exchange for 11,500,000 shares of Common Stock of Champion Mortgage Holdings Corp. in connection with the Reorganization as described in 'Reorganization and Termination of S Corporation Status' and assumes consolidation of the financial results of Champion Mortgage Holdings Corp. and its wholly owned subsidiary, Champion Mortgage Co., Inc. The table sets forth, at September 30, 1996, (i) the capitalization of the Company, (ii) the capitalization of the Company pro forma for the consolidation of the Consolidating Companies into Champion Mortgage Co., Inc., the conversion of Champion Mortgage Co., Inc. from an S corporation to a C corporation, the related increase in the Company's deferred tax liability, and the issuance by Champion Mortgage Co., Inc. of the Distribution Notes, and (iii) the capitalization of the Company pro forma as adjusted to give effect to the sale of the 3,500,000 shares of Common Stock offered by the Company hereby at the maximum offering price of $22.00 per share, and the application of the estimated net proceeds therefrom to pay the Distribution Notes, notes payable to stockholders and amounts outstanding under the Company's warehouse financing facility. This table should be read in conjunction with the Company's combined financial statements and the notes thereto included herein. See 'Reorganization and Termination of S Corporation Status' and 'Use of Proceeds.'

                                                                                        SEPTEMBER 30, 1996
                                                                                 ---------------------------------
                                                                                              PRO       PRO FORMA
                                                                                 ACTUAL      FORMA     AS ADJUSTED
                                                                                 -------    -------    -----------
                                                                                      (DOLLARS IN THOUSANDS)

DEBT:
     Loans payable............................................................   $51,545    $51,545     $  19,672
     Notes payable to shareholders and other related parties..................     5,953      5,953           720
     Convertible subordinated notes payable to shareholders...................     5,000      5,000        --
     Distribution Notes(1)....................................................     --        11,400        --
                                                                                 -------    -------    -----------
          Total Debt..........................................................   $62,498    $73,898     $  20,392
                                                                                 -------    -------    -----------
SHAREHOLDERS' EQUITY:
     Common Stock, $.01 par value; 49,000,000 shares authorized; 11,500,000 shares outstanding, actual and pro forma, and 15,000,000 shares
       outstanding pro forma as adjusted(2)...................................   $   202    $   115     $     150
     Preferred Stock, $.01 par value; 1,000,000 shares authorized; no shares
       outstanding............................................................     --         --           --
     Additional paid-in capital...............................................     4,371      4,458        74,493
     Retained earnings(1).....................................................    22,893      6,007         6,007
                                                                                 -------    -------    -----------
          Total shareholders' equity..........................................    27,466     10,580        80,650
                                                                                 -------    -------    -----------
               Total capitalization...........................................   $89,964    $84,478     $ 101,042
                                                                                 -------    -------    -----------
                                                                                 -------    -------    -----------

------------

(1) No adjustment has been made to give effect to the Company's net earnings for
    the   period  from   October  1,  1996   through  December   31,  1996.  See
    'Reorganization and Termination of S Corporation Status.'

(2) Excludes             shares of Common Stock subject to options to be granted
    upon commencement of the Offering under the Company's 1997 Stock Option Plan. See 'Management -- Stock Option Plan.'

                                DIVIDEND POLICY

     The Company has no present intention to pay cash dividends after the Offering. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. For a discussion of distributions declared by the Company prior to the Offering, see 'Reorganization and Termination of S Corporation Status.' In addition, certain of the Company's financing facilities contain loan covenants limiting dividend distributions to no more than 50% of the Company's prior fiscal year earnings. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                                    DILUTION

     The  net tangible book value  of the Common Stock  as of September 30, 1996
was $     million, or $       per share of Common Stock. Net tangible book value
per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale of 3,500,000 of the shares of Common Stock offered hereby by the Company at an assumed public
offering  price of $           per share (the midpoint of the estimated range of
the initial public offering price), (ii) deducting the underwriting discount and estimated offering expenses payable by the Company, (iii) the distribution to the Existing Stockholders of an aggregate of $11.4 million (such amount calculated through September 30, 1996) in payment of the Distribution Notes and
(iv) an increase in the Company's deferred tax liability in the amount of approximately $5.5 million arising in connection with the Reorganization, the pro forma net tangible book value of the Company as of September 30, 1996 would
have been $      million, or  $        per  share. This represents an  immediate
increase  in pro forma net  tangible book value to  the Existing Stockholders of
$            and an immediate dilution  of $            to new public  investors
purchasing Common Stock in the Offering, as illustrated in the following table:

Assumed initial public offering price per share...........................................   $
     Net tangible book value per share at September 30, 1996..............................
     Decrease attributable to Distribution Notes..........................................
     Decrease due to deferred tax liability...............................................
     Increase in net tangible book value per share attributable to new public investors...
Pro forma net tangible book value per share after the Offering............................
Dilution per share to new public investors................................................

     The following table sets forth on a pro forma basis as of September 30, 1996 the difference between Existing Stockholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share:

                                                SHARES PURCHASED       TOTAL CONSIDERATION
                                              ---------------------    -------------------    AVERAGE PRICE
                                                NUMBER      PERCENT     AMOUNT     PERCENT      PER SHARE
                                              ----------    -------    --------    -------    -------------

Existing Stockholders(1)...................   11,500,000      76.7%
New public investors.......................    3,500,000      23.3%
                                              ----------    -------
       Total...............................   15,000,000     100.0%
                                              ----------    -------
                                              ----------    -------

------------

(1) Represents an original investment in one or more of the Champion Companies.

                            ------------------------
     The information and tables above exclude the effect of shares of Common Stock subject to options to be granted upon commencement of the Offering at the initial public offering price. The calculations also assume no exercise of the Underwriters' over-allotment option, except where specifically noted above.

                            SELECTED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth historical selected financial and operating data of the Company as of September 30, 1996, 1995, 1994, 1993 and 1992 and for each of the fiscal years in the five year period ended September 30, 1996.

     The following selected income statement data for the years ended September 30, 1996, 1995 and 1994 and the balance sheet data at September 30, 1996 and 1995 are derived from the Company's audited combined financial statements and notes thereto included elsewhere herein audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report also included elsewhere herein. The selected income statement data for the years ended September 30, 1993 and 1992 and the balance sheet data at September 30, 1994, 1993 and 1992 are derived from the Company's audited combined financial statements not included herein. The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and all of the combined financial statements and the notes thereto and other financial information included elsewhere in this Prospectus.

                                                YEAR ENDED SEPTEMBER 30,
                             ---------------------------------------------------------------
                               1996         1995            1994         1993         1992
                             --------     --------        --------     --------     --------
INCOME STATEMENT DATA:
   Revenues:
       Gain on sale of
       home equity
       mortgage loans....    $ 40,288     $ 18,862        $ 14,755     $ 12,300     $ 10,314
       Finance income and
       fees earned.......      25,719       15,110          18,045       13,569       12,192
       Servicing fees
       income and related
       income............       1,299          639              17        --           --
       Other.............          73          386             361          386           19
                             --------     --------        --------     --------     --------
          Total
            Revenues.....    $ 67,379     $ 34,998        $ 33,177     $ 26,255     $ 22,525
                             --------     --------        --------     --------     --------
   Expenses:
       Loan origination
       costs.............    $ 12,548     $ 10,199        $  8,394     $  6,595     $  7,272
       Salaries and
       employee
       benefits..........      20,151       14,155          15,341       12,329        9,913
       Other
       administrative
       costs.............       8,906        6,143           5,377        3,829        2,122
       Interest..........       8,746        4,660           2,859        1,363        1,148
       Provision for
       Credit losses.....          48          129              50           49          551
                             --------     --------        --------     --------     --------
          Total
            Expenses.....    $ 50,399     $ 35,286        $ 32,021     $ 24,165     $ 21,006
                             --------     --------        --------     --------     --------
   Income (loss) before
     provision (benefit)
     for income taxes as
     an S corporation....    $ 16,980     $   (288)       $  1,156     $  2,090     $  1,519
   Provision (benefit)
     for income taxes as
     an S corporation....         637          (14)           (452)         431          190
                             --------     --------        --------     --------     --------
   Net income (loss) as
     an S corporation....    $ 16,343     $   (275)(1)    $  1,608     $  1,660     $  1,329
                             --------     --------        --------     --------     --------
                             --------     --------        --------     --------     --------
PRO FORMA INFORMATION:
   Income (loss) before
     provision (benefit)
     for income taxes as
     a C corporation.....    $ 16,980     $   (288)       $  1,156     $  2,090     $  1,519
   Provision for pro
     forma income taxes
     as a C
     corporation(2)......       6,572          314             543          939          696
                             --------     --------        --------     --------     --------
   Pro forma net income
     (loss) as a C
     corporation.........    $ 10,408     $   (602)       $    613     $  1,151     $    823
                             --------     --------        --------     --------     --------
                             --------     --------        --------     --------     --------
PER SHARE DATA:
   Pro forma earnings per
     share of common
     stock(2)(3).........       $0.86
   Pro forma weighted
     average number of
     shares
     outstanding(2)(3)...    12,069,431

                                                     AT SEPTEMBER 30,
                              ---------------------------------------------------------------
                                1996         1995            1994         1993         1992
                              --------     --------        --------     --------     --------
BALANCE SHEET DATA:
   Home equity mortgage
     loans held for sale,
     net..................    $ 32,439     $ 60,040        $ 22,681     $ 24,370     $ 15,251
   Excess servicing
     receivable, net......      51,706       26,025          15,678       10,188        5,986
   Originated mortgage
     servicing rights,
     net..................       3,934        1,517           --           --           --
   Total assets...........      98,149       97,442          47,519       38,637       27,529
                              --------     --------        --------     --------     --------
   Loans payable..........      51,545       72,868          31,646       20,501       11,229
   Notes payable to
     shareholders and
     other related
     parties..............       5,953        8,960           2,040        3,213        1,223
   Total liabilities......      70,683       86,320          36,652       29,104       19,269
                              --------     --------        --------     --------     --------
   Shareholders' equity...    $ 27,466     $ 11,123        $ 10,867     $  9,533     $  8,260
                              --------     --------        --------     --------     --------
                              --------     --------        --------     --------     --------

                                                 YEAR ENDED SEPTEMBER 30,
                              ---------------------------------------------------------------
                                1996         1995            1994         1993         1992
                              --------     --------        --------     --------     --------
OPERATING DATA:
   Number of retail
     branches.............          11            5           --           --           --
   Loans originated(4):
       Through corporate
       headquarters.......    $149,252     $256,991        $335,539     $232,196     $215,664
       Through branch
       network............     352,269       39,643           --           --           --
                              --------     --------        --------     --------     --------
          Total...........    $501,521     $296,633        $335,539     $232,196     $215,664
                              --------     --------        --------     --------     --------
                              --------     --------        --------     --------     --------
   Number of loans
     originated...........       8,700        6,122           5,699        4,634        4,690
   Average principal
     balance per loan.....    $     58     $     48        $     59     $     50     $     46
   Weighted average
     interest rate........       10.08%       11.15%          10.42%       11.26%       12.64%
   Combined weighted
     average initial
     loan-to-value
     ratio................       67.08%       64.71%          61.65%       56.97%       53.73%
   Percent of aggregate
     principle balance of
     portfolio secured by
     first liens..........       70.35%       56.36%          71.98%       59.12%       49.31%
LOAN SALES:
   Loans sold through
     securitizations......    $375,250     $ 98,623        $ 31,344     $  --        $  --
   Whole loan sales:
       Interest
       participation......      52,271       83,124         162,857      119,785       85,394
       Premium............     109,731       86,250         134,356      108,351      129,593
                              --------     --------        --------     --------     --------
          Total...........    $537,252     $267,996        $328,557     $228,136     $214,986
                              --------     --------        --------     --------     --------
                              --------     --------        --------     --------     --------
   Total loans serviced...    $526,816     $214,860        $ 75,916     $ 36,214     $ 21,229
   Total number of loans
     serviced.............       9,058        4,416           1,588          745          514
DELINQUENCY DATA(5):
   Total delinquencies as
     a percentage of loans
     serviced (period
     end)(6)..............        2.12%        1.74%           0.12%        1.26%        3.49%
   Defaults as a
     percentage of loans
     serviced (period
     end)(7)..............        0.76%        0.30%           0.00%        0.56%        1.46%
   Net losses as a
     percentage of average
     loans serviced.......        0.01%        0.10%           0.34%        1.13%        1.79%
                                                                     (footnotes on next page)

(footnotes from previous page)

(1) Fiscal 1995 results were adversely affected by (i) the timing of the Company's securitizations, which delayed the timing of recognition of gain on sale of home equity mortgage loans, deferred loan origination costs and fee income, and (ii) the expenses associated with the expansion of the Company during fiscal 1995.

(2) Prior to the effective date of the Reorganization, each of the Champion Companies was treated and will be treated as an S corporation for federal and state income tax purposes. The pro forma presentation reflects the provision for income taxes as if each of the Champion Companies had always been a C corporation and part of a consolidated group. See 'Reorganization and Termination of S Corporation Status.'

(3) Pro forma net income per share has been computed by dividing pro forma net income by the 11,500,000 shares of Common Stock of Champion Mortgage Holdings Corp. to be received by the Existing Stockholders in exchange for their shares of the Champion Mortgage Co., Inc. and the effect of the assumed issuance (at an assumed price of $22.00 per share, the maximum offering price per share) of 569,431 shares of Common Stock to generate sufficient cash, after deducting the underwriting discount and estimated expenses, to pay the Distribution Notes in the amount of $11.4 million (such amount calculated through September 30, 1996). See 'Reorganization and Termination of S Corporation Status.'

(4) Loan origination data excludes conventional first mortgage loans and wholesale purchased loans which represented $4.6 million, $10.9 million, $0.6 million, $2.9 million and $3.2 million of loan originations for the fiscal years 1996, 1995, 1994, 1993 and 1992, respectively.

(5) The delinquency data presented above may be affected by the size, growth and lack of seasoning of the originated loans and, as such, may not be indicative of future periods. See 'Business -- Delinquency and Loss Experience.'

(6) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure or REO.

(7) Represents the percentages of account balances on loans in foreclosure or REO.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the combined financial statements of the Company and accompanying notes set forth therein.

GENERAL

Overview

     The Company is a licensed retail mortgage banker which originates, sells and services home equity mortgage loans secured by first and second liens primarily on one- to four-family residential properties. Through its growing retail network, the Company originates loans to individuals with sufficient income and equity in their homes to satisfy the Company's underwriting criteria, but who may be unwilling to seek or unable to obtain home equity financing from conventional sources. The Company generates revenue through origination fees, gains recognized from premiums on loans sold through whole loan sales, gains on interest participations received in connection with whole loan sales, interest earned on loans held for sale and, more recently, gains on sale of loans sold through securitization and fees earned from servicing loans.

     The Company's financial condition and results of operations discussed herein present the combined financial results of the Champion Companies, with the effect of all significant intercompany transactions eliminated.

Recent Growth

     The Company has experienced significant growth in recent years. Management believes that this growth is attributable primarily to (i) increased market penetration in its established markets and expansion into new geographic markets as a result of, among other things, expansion of the Company's retail branch network and effective direct mail campaigns and radio and television advertising, (ii) additional sources of revenue resulting from the Company's expanded loan servicing operations, and (iii) access to additional funding through successful securitization programs.

     During the 1995 fiscal year, the shift in the Company's retail origination strategy from a centralized loan origination program to a more decentralized program dominated by an expanding network of retail branch offices, coupled with an increase in the Company's sales force, contributed to an increase in the volume of originated loans. Six and five local branch offices were opened in fiscal 1996 and fiscal 1995, respectively, with additional loan processing personnel and loan officers hired in such years. The Company intends to continue to expand its retail network and sales force by opening additional branch offices in the states in which it is currently licensed. In addition, the Company intends to become licensed and active in contiguous states through branch offices, supported by television advertising and direct mailings.

     The Company's recent and rapid growth may have a distortive impact on certain of the Company's ratios and financial statistics and may make period-to-period comparisons difficult. In light of the Company's growth, historical performance of the Company's earnings may be of limited relevance in predicting future performance. There can be no assurance that the Company will continue to grow significantly in the future. Furthermore, the Company's financial statistics may not be indicative of the Company's results in future periods. Any credit or other problems associated with the large number of loans originated may not become apparent until sometime in the future.

ACCOUNTING CONSIDERATIONS

Gain on Sales

     The Company recognizes gains from premiums on loans sold through whole loan sales, gains on interest participations received in connection with whole loan sales and gain on sale of loans sold through securitization.

     As a fundamental part of its business and financing strategy, the Company sells substantially all of its loans through whole loan sales and loan securitizations. In whole loan sales, loans are sold to private investors for immediate cash premiums or interest participations. In securitizations, the Company sells loans that it has originated to a trust for a cash purchase price and an interest in the loans securitized. The cash purchase price is raised through an offering of pass-through certificates by the trust. Following the securitization, purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance. The interest-only and residual certificates represent, over the life of the loans, the excess of the weighted average coupon on each pool of loans sold over the sum of the pass-through interest rate plus a servicing fee, a trustee fee, a bond insurance fee and an estimate of annual future credit losses related to the loans. The Company receives the cash flows from the interest participations and interest-only and residual certificates (the 'Excess Servicing').

     In fiscal 1996, approximately one-half of the Company's gross revenue was Excess Servicing recognized as gain on sale of home equity mortgage loans. The amount recognized as Excess Servicing receivable on the Company's combined statements of financial condition represents a present value calculation of the cash flows expected to be received over the life of the loans sold and serviced, taking into account anticipated prepayment rates and anticipated credit losses. The Company recognizes gain on sale and the resulting Excess Servicing receivable in the fiscal quarter in which such loans are sold. The Excess Servicing receivable is amortized on a constant yield basis over the expected life of the securitized loans. Concurrent with recognizing such gain on sale, the Company records the capitalized Excess Servicing as an asset on its combined statements of financial condition, represented by interest participations and interest-only and residual certificates. The interest participations and interest-only and residual certificates which are capitalized on the Company's combined statements of financial condition as excess servicing receivable are reduced as cash collections and other distributions are received. Similarly, upon sale or securitization of servicing-retained mortgage loans, the Company capitalizes the cost associated with the right to service the mortgage loans based on its relative fair value (the 'originated mortgage servicing rights'). The Company determines fair value of the originated mortgage servicing rights based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the servicing rights is amortized in proportion to and over the period of estimated net future servicing fee income. Due to the fact that a substantial portion of the gain recognized in the year of sale is represented by the present value of the estimated future cash flows from the Excess Servicing and originated mortgage servicing rights, the amount of cash actually received over the lives of the loans normally exceeds the gain previously recognized at the time the loans were sold and therefore additional income is recognized over the life of the loans.

     Although the Company believes reasonable estimates of the fair value of the Excess Servicing receivable and originated mortgage servicing rights have been ade, the rate of prepayments and the amount of defaults utilized by the Company are estimates and actual experience could vary from the estimates. The gain on sale of home equity mortgage loans recognized for interest participations and interest-only and residual certificates will have been overstated if prepayments or losses are greater than anticipated. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of Excess Servicing receivable and originated mortgage service rights, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were to be greater than was initially assumed, the fair value of the Excess Servicing receivable and originated mortgage service rights would be negatively impacted which would have an adverse effect on income for the period in which such events occurred. Should the estimated loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would exceed the gain previously recognized at the time the loans were sold, through interest participants and interest-only and residual certificates, and would result in additional income.

     The Company reviews on a quarterly basis capitalized Excess Servicing and originated mortgage servicing rights for valuation impairment. This review is performed on a disaggregated basis for the predominant risk characteristics of the underlying loans which are loan type, term and credit quality. The Company generally makes loans to higher risk borrowers whose borrowing needs may not be met by traditional financial institutions due to credit exceptions. The Company has found that higher risk borrowers are more payment sensitive than interest rate sensitive.

Mortgage Loan Origination Fees

     As a retail originator, rather than a purchaser of loans, the majority of the Company's loan volume generates loan origination fees. Loan origination fees accounted for 30.7% and 31.1% of the Company's total revenue in fiscal 1996 and 1995, respectively. The Company incurs loan origination costs each month relating to its marketing efforts and processing operations. As pools of loans are grouped to be sold, loan origination fees are deferred and the net deferred fees are included in the loans until the date of their sale at which point the net deferred fees are recognized as income. Since 1994, the Company has sold a significant portion of its loans through securitizations on a semiannual, and now quarterly, basis. Consequently, the Company has carried a larger inventory of loans on its books from quarter to quarter and from year to year, which resulted in SFAS No. 91 (as hereinafter defined) adjustments being made during those periods. The Company contemplates that in the future it will sell substantially all of its loans on a quarterly basis primarily through securitizations and, to a lesser extent, on a whole loan basis. This should maximize the consistency of the Company's cost structure year-to-year. See ' -- Certain Other Accounting Pronouncements -- FASB 91.'

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES

     Prior to the consummation of the Offering, the stockholders of the Consolidating Companies will, pursuant to the consolidation of the Consolidating Companies into Champion Mortgage Co., Inc., exchange their capital stock of the Consolidating Companies for shares of common stock of Champion Mortgage Co., Inc. Following the consolidation of the Champion Companies, the Existing Stockholders will contribute their shares of common stock of Champion Mortgage Co., Inc. to Champion Mortgage Holdings Corp. in exchange for 11,500,000 shares of Common Stock which will constitute all of the outstanding shares of Champion Mortgage Holdings Corp. Subsequent to the effective date of the Reorganization, all of the Company's operations will be conducted through Champion Mortgage Co., Inc. At the effective date of the Reorganization, the Consolidating Companies will consolidate into Champion Mortgage Co., Inc. and Champion Mortgage Co., Inc. will terminate its status as an S Corporation and will thereafter be treated as a C corporation.

     In connection with the termination of the S corporation status of Champion Mortgage Co., Inc., Champion Mortgage Co., Inc. will declare final S corporation distributions in the form of the Distribution Notes and the Company will use a portion of the net proceeds of the Offering to pay such notes. The principal amount of the Distribution Notes will equal the amount of earned but undistributed S corporation earnings of the Champion Companies through the date of the Offering, which amount was approximately $11.4 million through September 30, 1996. See 'Reorganization and Termination of S Corporation Status.'

     As S corporations, the Champion Companies' income, whether or not distributed, was taxed at the stockholder level for federal and state tax purposes, and the Champion Companies have not been subject to income tax on such earnings, other than New Jersey and other states' income taxes imposed on S corporations at a rate of approximately 4%. Subsequent to the effective date of the Reorganization, the Company and Champion Mortgage Co., Inc., which will become a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes as C corporations at an effective rate of approximately 42%, and, as a result, the Company will record an increase in its deferred tax liability on its combined statements of financial condition. The deferred tax liability reflects differences between tax and book accounting methods of reporting gain on sale of mortgage loans. If the Reorganization had occurred and the S corporation status of the Champion Companies had been terminated as of September 30, 1996, the amount of the deferred tax liability at September 30, 1996, on a combined basis, would have been increased to approximately $6.1 million. The pro forma provision for income taxes in the accompanying combined statements of operations shows results as if the Company had always been fully subject to federal and applicable state taxes as a C corporation at the tax rates in effect for those years.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

Revenues

     Total revenues increased by $32.4 million, or 93%, to $67.4 million in fiscal 1996 from $35.0 million in fiscal 1995. The increase in revenues was primarily due to the combined effect of increases in the volume of whole loan sales and securitizations and higher gains realized on the sale of loans through securitization. During the fiscal year, the Company had greater flexibility in opportunistically determining which loans to sell on a whole loan basis or through securitization given increased competition for the Company's products among wholesale loan packagers.

     Gain on Sale of Home Equity Mortgage Loans. Gain on sale of home equity mortgage loans increased by $21.4 million, or 114%, to $40.3 million in fiscal 1996 from $18.9 million in fiscal 1995. The increase was primarily due to the combined effect of the increase in loan sales and higher gains realized on the sale of loans through securitization.

     Finance Income and Fees Earned. Finance income and fees earned increased $10.6 million, or 70%, to $25.7 million in fiscal 1996 from $15.1 million in fiscal 1995. The increase was primarily due to the combined effect of the increase in loan origination fees realized on whole loan sales or loans sold through securitization and the increase in the interest earned on the higher average balance of loans held for sale. Loan origination fees, which averaged 3.5% of the aggregate principal balance of loans originated during fiscal 1996 and 3.6% of the aggregate principal balance of loans originated during fiscal 1995, are deferred and realized only upon sale or securitization of a loan.

     Servicing Fees Income and Related Fees. Servicing fees income and related fees increased by $0.7 million, or 103%, to $1.3 million in fiscal 1996 from $0.6 million in fiscal 1995. The increase was primarily the result of the Company's higher loan servicing volume which resulted in larger contractual and ancillary service fees. During fiscal 1996, the average balance of loans serviced by the Company increased by $222.9 million, or 154%, to $367.6 million in fiscal 1996 from $144.7 million in fiscal 1995 and, at September 30, 1996, the Company had a servicing portfolio of $526.8 million.

Expenses

     Total expenses increased by $15.1 million, or 43%, to $50.4 million in fiscal 1996 from $35.3 million in fiscal 1995. The increase in total expenses principally resulted from the increased expenses associated with additional personnel required to process the 69% increase in the volume of the Company's loan originations. Also, the Company incurred additional administrative costs associated with the new personnel, increased marketing expenses and increased interest expense on the higher levels of debt carried by the Company.

     Loan Origination Costs. Loan origination costs increased by $2.3 million, or 23%, to $12.5 million in fiscal 1996 from $10.2 million in fiscal 1995. The increase was a result of the Company's retail branch network expansion and its increased use of direct mail solicitations to reinforce television advertising and its retail branch network. Total loan originations increased by $204.9 million, or 69%, to $501.5 million in fiscal 1996 from $296.6 million in fiscal 1995. Due to the increase in loan production, loan origination costs per $1,000 of loans originated decreased by $9.36, or 27%, to $25.02 in fiscal 1996 from $34.38 in fiscal 1995.

     Salaries and Employee Benefits. Salaries and employee benefits increased by $6.0 million, or 42%, to $20.2 million in fiscal 1996 from $14.2 million in fiscal 1995. At September 30, 1996, the Company had 328 employees, compared to 240 employees at September 30, 1995. The Company has required additional loan officers and other personnel to process the increased loan origination volume and the staffing of its six new branch offices opened during fiscal 1996. Additionally, the increase in salaries and employee benefits reflects the Company's higher origination volume and the associated commissions paid during fiscal 1996 on the increased loan volume.

     Other Administrative Costs. Other administrative costs increased by $2.8 million, or 45%, to $8.9 million in fiscal 1996 from $6.1 million in fiscal 1995. The increase in other administrative costs is attributable primarily to the costs of opening new branch offices, adding personnel and upgrading the Company's hardware and software platforms.

     Interest. Interest expense increased by $4.1 million, or 88%, to $8.7 million in fiscal 1996 from $4.7 million in fiscal 1995. The increase in interest expense resulted from the interest expense incurred in connection with the higher average balance of loans held for sale during fiscal 1996 and the higher average outstanding balance on the Company's term loan during fiscal 1996.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

Revenues

     Total revenues increased by $1.8 million, or 5%, to $35.0 million in fiscal 1995 from $33.2 million in fiscal 1994. The increase in revenues was primarily due to higher gains realized on the sale of loans through securitization partially offset by a decrease in the number of loans sold or securitized, which resulted in a deferral to fiscal 1996 of net revenues and expenses that would have otherwise been recognized in fiscal 1995. Loans originated exceeded loan sales during fiscal 1995 by approximately $30 million due to the retention of loans in anticipation of a securitization during the first quarter of fiscal 1996. Revenue attributable to these loans would have resulted in income for fiscal 1995 had such loans been securitized in fiscal 1995.

     Gain on Sale of Home Equity Mortgage Loans. Gain on sale of home equity mortgage loans increased by $4.1 million, or 28%, to $18.9 million in fiscal 1995 from $14.8 million in fiscal 1994. The increase was primarily due to higher gains realized on the sale of loans through securitization partially offset by a decrease in the number of loans sold or securitized. Effective October 1, 1994, the Company adopted SFAS No. 122 (as hereinafter defined), and, since such date, has included the allocation, based on the relative fair values of the mortgage servicing rights retained and the mortgage loans sold, of mortgage servicing rights for servicing retained loans sold in 'Gain on Sale of Home Equity Mortgage Loans.' The Company's results for fiscal 1995 also reflect the recording of gain on sale in connection with mortgage servicing rights (recorded in connection with the application of SFAS No. 122) which amounted to $1.7 million for such fiscal year. Fiscal 1994 results did not include any gain on sale in respect of mortgage servicing rights. See ' -- Certain Other Accounting Pronouncements -- FASB 122.'

     Finance Income and Fees Earned. Finance income and fees earned decreased by $2.9 million, or 16%, to $15.1 million in fiscal 1995 from $18.0 million in fiscal 1994. The decrease was primarily due to the effect of a decrease in loan origination fees realized on whole loans sales or loans sold through securitization partially offset by an increase in interest earned on the higher average balance of loans held for sale. Loan origination fees, which averaged 3.6% and 3.8% of the aggregate principal balance of loans originated during fiscal 1995 and fiscal 1994, respectively, are deferred and realized only upon sale or securitization of a loan. Finance income and fees earned in fiscal 1994 also included $1.8 million of revenue related to the Company's conventional first mortgage operations which were discontinued during early fiscal 1995.

     Servicing Fees Income and Related Fees. Servicing fees income and related fees increased to $0.6 million in fiscal 1995 from $0.0 million in fiscal 1994. The increase primarily resulted from higher contractual and ancillary service fees associated with the Company's higher loan servicing volume. During fiscal 1995, the average balance of loans serviced by the Company increased by $101.4 million, or 234%, to $144.7 million in fiscal 1995 from $43.3 million in fiscal 1994.

Expenses

     Total expenses increased by $3.3 million, or 10%, to $35.3 million in fiscal 1995 from $32.0 million in fiscal 1994. The increase in total expenses resulted primarily from the increase in interest expense on loans held for sale and the increased expenses associated with additional personnel.

     Loan Origination Costs. Loan origination costs increased by $1.8 million, or 21%, to $10.2 million in fiscal 1995 from $8.4 million in fiscal 1994. Loan origination costs per $1,000 of loans originated increased by $9.36, or 37%, to $34.38 in fiscal 1995 from $25.02 in fiscal 1994. The increase was principally due to the implementation of direct mail marketing to solicit borrowers, the benefits of which were not fully realized until fiscal 1996. Total loan originations decreased by $38.9 million, or 11.6%, to $296.6 million in fiscal 1995 from $335.5 million in fiscal 1994. In addition, the Company incurred additional expenses in connection with the expansion of its retail branch network during fiscal 1995.

     Salaries and Employee Benefits. During fiscal 1995, the Company hired 50 new employees. At September 30, 1995, the Company had 240 employees, compared to 190 employees at September 30, 1994. Notwithstanding the increase in employees, salaries and employee benefits decreased by $1.2 million, or 8%, to $14.2 million in fiscal 1995 from $15.3 million in fiscal 1994. The decrease in salaries and employee benefits was due to lower commissions and compensation paid as a result of lower volume of loan originations per loan officer in fiscal 1995 compared to fiscal 1994, which was partially offset by the addition of customer service employees in anticipation of higher volume of loan originations and the addition of employees in the five new branch offices opened during fiscal 1995. The decrease in salaries and employee benefits was also attributable to the increased salary and benefit costs deferred under SFAS No. 91 from fiscal 1995 to fiscal 1996 as a result of the retention of loans held for sale pending securitization at September 30, 1995.

     Other Administrative Costs. Other administrative costs increased by $0.7 million, or 13%, to $6.1 million in fiscal 1995 from $5.4 million in fiscal 1994. The increase in other administrative costs is attributable to costs incurred in connection with the addition of new personnel and additional branch offices.

     Interest. Interest expense increased by $1.8 million, or 63%, to $4.7 million in fiscal 1995 from $2.9 million in fiscal 1994. The increase in interest expense was primarily due to the combined effect of a higher average balance of loans held for sale or securitization during fiscal 1996 and the higher average outstanding balance on the Company's term loan during fiscal 1995.

FINANCIAL CONDITION

September 30, 1996 Compared to September 30, 1995

     Cash decreased by $3.9 million, or 85%, to $0.7 million at September 30, 1996, from $4.5 million at September 30, 1995. The decrease resulted from the branch expansion and the increased emphasis on securitizations.

     Loans held for sale decreased by $27.6 million, or 46%, to $32.4 million, at September 30, 1996, from $60.0 million at September 30, 1995. On September 30, 1996, the Company completed its fourth securitization for the 1996 fiscal year and delivered $119.9 million of loans sold through the securitization.

     Loan proceeds held for disbursement decreased $0.1 million, or 15%, to $0.7 million at September 30, 1996, from $0.8 million at September 30, 1995. Loan proceeds held for disbursement represents the Company's cash held in the escrow accounts of attorneys at fiscal year end to fund loans on the first day of the following fiscal year.

     Excess servicing receivable, net, increased by $25.7 million, or 99%, to $51.7 million at September 30, 1996, from $26.0 million at September 30, 1995. The increase resulted principally from $30.9 million of interest-only and residual certificates acquired in connection with larger securitizations completed during the 1996 fiscal year as compared to fiscal 1995, as a result of increased volume of loan originations.

     Originated mortgage servicing rights increased by $2.4 million, or 159%, to $3.9 million at September 30, 1996, from $1.5 million at September 30, 1995. The increase resulted from $3.3 million of mortgage servicing rights originated during the 1996 fiscal year.

     Property and equipment increased by $0.9 million, or 54%, to $2.6 million at September 30, 1996, from $1.7 million at September 30, 1995, primarily due to a computer systems upgrade and the conversion of all of the Company's employees to a common computer platform.

     Other assets increased by $2.5 million, or 156%, to $4.1 million at September 30, 1996, from $1.6 million at September 30, 1995, principally due to an additional $1.2 million of advances to the Existing Stockholders to cover estimated income taxes on retained S corporation earnings and $1.3 million in cash interest on monthly interest participation payments and initial overcollateralization deposits.

     Restricted cash increased by $0.7 million, or 55%, to $1.9 million at September 30, 1996, from $1.2 million at September 30, 1995. Restricted cash represents cash held in segregated accounts subject to restrictions on withdrawals pursuant to relevant securitization and servicing agreements. The increase in restricted cash was due to the increase in the aggregate unpaid principal balance of home equity loans included in the Company's servicing portfolio from approximately $215 million at September 30, 1995 to approximately $527 million at September 30, 1996.

     Warehouse financing decreased by $28.0 million, or 47%, to $31.9 million at September 30, 1996, from $59.9 million at September 30, 1995, due to a decrease in loans held for sale. The outstanding balance on the Company's term loan increased by $6.8 million, or 54%, to $19.5 million at September 30, 1996, from $12.7 million at September 30, 1995, primarily due to additional advances secured by interest-only and residual certificates.

     Accounts payable and accrued liabilities increased by $2.7 million, or 91%, to $5.6 million at September 30, 1996, from $2.9 million at September 30, 1995, due to increased accounts payable.

     Investor payable increased by $0.7 million, or 55%, to $1.9 million at September 30, 1996, from $1.2 million at September 30, 1995. The increase in investor payable was due to the increase in the aggregate unpaid principal balance of home equity loans included in the Company's servicing portfolio from approximately $215 million at September 30, 1995 to approximately $527 million at September 30, 1996.

     Deferred income taxes increased by $0.4 million, or 101%, to $0.7 million at September 30, 1996, from $0.3 million at September 30, 1995. Deferred New Jersey state income tax provided for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Total indebtedness to stockholders and affiliates increased by $2.0 million, or 22%, to $11.0 million at September 30, 1996, from $9.0 million at September 30, 1995. Indebtedness to other related parties decreased by $6.4 million, or 90%, to $0.7 million at September 30, 1996, from $7.1 million at September 30, 1995 due to repayments. Total indebtedness to stockholders increased $8.4 million, or 456%, to $10.2 million at September 30, 1996, from $1.8 million at September 30, 1995, of which $5.0 million was structured as Convertible Variable Rate Subordinated Notes due February 28, 1999.

     Shareholders' equity increased by $16.3 million, or 147%, to $27.5 million at September 30, 1996, from $11.1 million at September 30, 1995, due to net income for fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash requirements include funding mortgage originations pending their sale, fees, expenses and tax payments incurred in connection with the Company's securitization program, overcollateralization requirements in connection with loans pooled and sold and administrative and other operating expenses associated with the Company's growing retail branch network and its servicing operations.

     Until the middle of fiscal 1995, the Company operated on a positive cash flow basis, financing its operations through borrowings under credit facilities, fees and finance income associated with originated loans, excess servicing receivables and servicing fees. As a result of the Company's increase in loan originations and the growth of its securitization program, the Company has recently begun to operate on a negative cash flow basis and anticipates operating in the future on a negative cash flow basis. As a result of its increased loan originations and the growth in its securitization program, the Company during the fiscal years ended September 30, 1996 and 1995 used cash of approximately $3.9 million and $0.8 million, respectively.

     In order to originate loans and hold such loans for sale, the Company borrows money on a short-term basis through its warehouse financing facility. The Company has a $125 million warehouse financing facility, which includes a $5 million working capital line, subject to annual renewal, at a rate of

(i) the greater of (a) the prime rate or (b) the Base Rate, (ii) the Base Rate plus 1.75%, or (iii) 1.50% above LIBOR. The outstanding balance as of January 31, 1997 for this facility was $45.4 million.

     In addition, in order to support its operating requirements, the Company relies on origination fees, cash from excess servicing receivables, servicing fees, and borrowings under a term loan facility. The Company's three-year syndicated $35 million term loan is collateralized by a portion of its excess servicing receivables and originated mortgage servicing rights. Interest on outstanding borrowings is the higher of the bank's prime rate plus 0.75% or the Federal Funds Rate plus 1.25%. The outstanding balance on the term loan was $23.0 million at January 31, 1997.

     The Company also has a $5 million unsecured working capital line provided by an affiliate of the Existing Stockholders. See 'Certain Relationships and Related Party Transactions.'

     From time to time, the Company has depended on borrowings and capital contributions from the Existing Stockholders in order to meet its working capital needs. For example, in fiscal 1995, the Company's Existing Stockholders lent funds to the Company to finance the Company's branch office expansion. Management does not anticipate borrowing or receiving funds from the Existing Stockholders following the Offering and expects to rely on alternate sources of funds, including borrowings under the term loan and the warehouse financing facility. See 'Certain Relationships and Related Party Transactions.'

     In connection with its securitizations, the Company has entered into a Master Repurchase Agreement Governing Purchases and Sales of Mortgage Loans (the 'Master Agreement') with Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., which expires on August 29, 1997. The Master Agreement allows the Company to transfer up to $50 million of loans in exchange for funds, provided such loans are repurchased within 45 days, which would generally occur upon the closing of a securitization. At January 31, 1997, there were no borrowings outstanding under the Master Agreement.

     The Company is required to comply with various operating and financial covenants as provided in the agreements described above which are customary for agreements of their type. For example, certain of the Company's financing facilities contain loan covenants limiting dividend distributions to no more than 50% of the Company's prior fiscal year earnings. The Company does not believe that its existing financial covenants will restrict its operations or growth. Continued availability of funds under these agreements is subject to the Company's compliance with all such covenants under these agreements. At September 30, 1996, the Company believes it was in material compliance with all its covenants.

     The net proceeds of the Offering will be used to fund the distribution of retained earnings in the form of the Distribution Notes issued to the Existing Stockholders, to repay notes payable to certain stockholders, to pay amounts outstanding under the Company's warehouse financing facility and to fund the expansion of the Company's branch network, to fund future loan originations, to support securitization transactions and for general corporate purposes. See 'Reorganization and Termination of S Corporation Status,' 'Use of Proceeds,' and 'Certain Relationships and Related Party Transactions.' The Company anticipates that the net proceeds from the Offering, together with funds available under its warehouse financing facility, term loan and other credit facilities and from fee income will be sufficient to fund its operations for the next 24 months, if the Company's future operations are consistent with management's current expectations. The Company may need to seek additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend on its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets.

Hedging

     The Company originates mortgage loans and then sells them primarily through securitizations. At the time of securitization and delivery of the loans, the Company recognizes gain on sale based on a number of factors including the difference, or 'spread,' between the interest rate on the loans and the interest rate on U.S. Treasury securities with maturities corresponding to the anticipated life of the loans. If interest rates rise between the time the Company originates the loans and the time the loans are priced at securitization, the excess spread narrows, resulting in a loss in value of the loans. To protect against such losses, the Company recently began hedging the value of the loans through the short sale of Treasury securities. Prior to hedging, the Company performs an analysis of its loans, taking into account such factors as interest rates, maturities, durations, inventory of loans and amount of loans to be originated in the near term to determine the proportion of Treasury securities to sell short so that the risk to the value of the loans is most effectively hedged. The Company will sell short the Treasury securities (typically through one of its term loan lenders and/or one of the investment bankers which underwrite the Company's securitizations) and uses the proceeds from the sale to acquire Treasury securities under repurchase agreements. These securities are closed out when the loans are sold through securitization. For accounting purposes, any gain or loss realized upon the covering of the short Treasury securities is recognized as income upon settlement with the counterparty.

     The Company believes that its current hedging strategy of using Treasury securities is an effective way to manage its interest rate risk on loans prior to securitization. Management intends to continue to review the efficacy of alternative hedging strategies.

INFLATION AND INTEREST RATES

     During the Company's last three fiscal years, inflation has had no material effect on the Company's results of operations.

CERTAIN OTHER ACCOUNTING PRONOUNCEMENTS

FASB 91

     In December 1986, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 91, 'Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases' ('SFAS No. 91'). SFAS No. 91 established the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or a group of loans.

     Under SFAS No. 91, direct loan origination costs, net of loan origination fees, are recognized as a reduction of the loan's yield over the earlier of the life of the related loan or the sale of the loan. In effect, SFAS No. 91 requires that origination fees be offset by their related direct loan costs and that net deferred fees be recognized over the earlier of the life of the loan or the sale of the loan, whether sold through securitization or on a whole loan basis.

FASB 122

     In May 1995, the FASB issued SFAS No. 122, 'Accounting for Mortgage Servicing Rights' ('SFAS No. 122'), which amends SFAS No. 65 'Accounting for Certain Banking Activities.' Effective October 1, 1994, the Company adopted SFAS No. 122. Because SFAS No. 122 prohibits retroactive application to years prior to adoption thereof, the Company's historical financial results for periods prior to fiscal 1995 have not been restated and, accordingly, are not directly comparable to the financial results for fiscal 1995.

     SFAS No. 122 requires mortgage banking entities to recognize as a separate asset the right to service mortgage loans for others, regardless of how those servicing rights are acquired. Mortgage banking entities that originate loans and subsequently sell or securitize those loans and retain the mortgage servicing rights are required to allocate the total cost of the loans to the mortgage servicing rights and the mortgage loans. The Company determines fair value based upon the present value of the estimated net future servicing revenues less the estimated cost to service the loans, adjusted based on the same assumptions used for the gain on sale calculation. The cost allocated to these servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to servicing income. As a result of the adoption of SFAS No. 122, the Company has recognized and will continue to recognize in the future greater revenues with respect to a loan at the time a loan is sold and smaller revenues during the period such loan is serviced. To this end, adoption of SFAS No. 122 resulted in additional income recorded as gain on sale of approximately $3.3 million and $1.7 million during the 1996 and 1995 fiscal years, respectively.

     SFAS No. 122 also requires that evaluations be made for potential impairment of all amounts capitalized as servicing rights, including those purchased before the adoption of SFAS No. 122, based upon the fair value of the underlying servicing rights. The Company performs on a quarterly basis these evaluations on a disaggregated basis for the predominant risk characteristics of the underlying loans which are loan type, term, credit quality of loans and estimates of future prepayment rates. If the Company's estimates concerning these factors vary significantly from the actual results, particularly estimates made with respect to loan prepayments, the valuation of servicing rights may be adjusted. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the mortgage servicing rights, adversely impacting servicing income.

FASB 125

     In June 1996, the FASB issued SFAS No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ('SFAS No. 125'), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control of the financial assets. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. However, the pronouncement requires the Company to provide additional disclosure about the interest-only and residual certificates. It requires that the interest-only and residual certificates be accounted for at fair value and treated as trading securities. In addition, it provides for a methodology for recording the initial value of the mortgage servicing rights and the interest-only and residual certificates. See Note M to the Company's combined financial statements included elsewhere herein.

FASB 123

     In October 1995, the FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current Accounting Principles Board ('APB') Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. The Company has not yet determined which method it will use to account for stock options.

AICPA Statement of Position 93-7

     The Company previously capitalized direct-response advertising costs and amortized these costs over the estimated period of the related benefits, which is generally a two-month period. This policy was in accordance with AICPA
Statement of Position 93-7, Reporting on the Advertising Costs. In order to conform with the accounting requirements of the Securities and Exchange Commission, which requires that these costs be expensed in the period incurred, the Company has restated its combined financial statements, expensing these costs previously capitalized.

SEASONALITY

     The Company's  operations  are  subject  to  certain  seasonal  variations.
Historically, the volume of loan originations has been significantly higher during the last two fiscal quarters of the year. During the calendar years ending December 31, 1996, 1995 and 1994, 72.0%, 68.8% and 73.1%, respectively, of the aggregate principal balance of the Company's home equity loans originated for the respective calendar year were originated during the months of March through October. The Company expects that its business will continue to experience a significant seasonal pattern for the foreseeable future.

                                    BUSINESS

     Champion is a licensed retail mortgage banker which originates, sells and services higher-yielding home equity mortgage loans secured by first or second liens primarily on one- to four-family residential properties. Champion originates loans to individuals with sufficient income and equity in their home to satisfy the Company's underwriting criteria, but who may be unwilling to seek or unable to obtain home equity financing from conventional sources. The Company conducts its activities through its growing network of fourteen retail branch offices located in New Jersey, New York, Pennsylvania and Maryland as well as its corporate headquarters in Parsippany, New Jersey. The Company has developed widespread name recognition in its target markets with its trademarked and widely recognized slogan, 'When your bank says No, Champion says Yes!'

OVERVIEW

     The Company was founded in 1981 by Joseph P. Goryeb, one of the pioneers of the non-conforming home equity lending business. It serves a distinct segment of the home equity lending market by originating loans to homeowners who have sufficient income and equity in their homes to satisfy the Company's underwriting guidelines, but whose borrowing needs may not be served by traditional financial institutions due to impaired or limited credit profiles, credit exceptions or other factors. The Company originates loans to homeowners seeking funds to consolidate debts, to undertake home improvements, or to finance other consumer needs. By offering homeowners a variety of loan products with a high degree of personalized service, the Company has been able to generate higher margins than those typically earned by conventional mortgage lenders.

     Management believes that the Company has a competitive advantage in the non-conforming home equity market stemming from its significant experience in this market, widespread name recognition, excellent reputation, expanding retail branch network, range of products, competitive pricing and superior customer service. From October 1, 1987 to September 30, 1996, Champion has funded approximately $2.1 billion of mortgage loans. For the year ended September 30, 1996, Champion originated $501.5 million in loans (representing a 29% three year compounded annual growth rate) and increased its servicing portfolio to $526.8 million. The members of the Company's senior management have an average of over 14 years of home equity loan experience, and more than 25% of the Company's 351 employees (at December 31, 1996) have been with the Company for at least five years. Management believes this industry- and company-specific experience, coupled with the systems and programs it has developed over the past 16 years, enable the Company to provide high quality products and services to its customer base.

     Through its retail branch network, Champion originates retail mortgage loans secured by residential properties located in New Jersey, New York, Pennsylvania, Delaware, Connecticut, Maryland, Virginia and the District of Columbia. Champion makes extensive use of multi-media advertising campaigns, including television, radio and print advertising, and direct mail campaigns, to attract potential customers. Management believes the fact that the Company does not rely upon third party brokers or wholesalers for loan originations makes its franchise unique in the non-conforming home equity lending business.

     Historically, the Company conducted the application and loan approval process from its corporate headquarters. Beginning in 1995, Champion refocused its loan origination strategy from a centralized operation to a strategy dominated by loan origination through its expanding retail branch network. Since January 1, 1996, the Company has opened eight new retail branch offices in New Jersey, New York, Pennsylvania and Maryland. The Company intends to continue to expand its retail branch network in selected states in the Northeast and Mid-Atlantic regions and currently plans to open several new retail branches in the next twelve months.

     As a consequence of the Company's recent expansion of its retail branch network, corresponding growth of its sales force, aggressive direct mail campaigns and enhanced loan processing efficiencies, the Company increased its retail loan production from $297.0 million in fiscal 1995 to $501.5 million in fiscal 1996. See ' -- Loans.'

BUSINESS STRATEGY

     The Company's business strategy is to penetrate further its established markets and expand into new geographic markets in an effort to increase profitably the volume of its loan originations and the size of its servicing portfolio. Management intends to implement this strategy by (i) expanding its retail branch network, (ii) increasing its marketing efforts through television advertising and direct mail campaigns, (iii) continuing to emphasize customer service to maintain its high customer satisfaction and retention rates, (iv) investing in employee training and information systems to enhance customer responsiveness, (v) improving loan processing efficiencies, (vi) maintaining its underwriting standards and (vii) securitizing its mortgage loan portfolios.

Geographic Expansion of Retail Branch Network

     Champion has successfully increased its loan originations, in part, through the creation of a retail branch network. The Company intends to continue to expand its retail branch network to include new retail branches while concurrently increasing the efficiency and production of the retail branches that are a part of the Company's current network. To this end, the Company's plans in fiscal 1997 to open new branch offices in various locations throughout the Northeast and Mid-Atlantic regions. Retail branch offices allow loan officers to establish a neighborhood presence in their respective markets and conduct face-to-face meetings with prospective borrowers to reinforce the Company's name recognition and reputation for excellence, encourage walk-in customers and lead to increased customer referrals.

     The Company's expansion strategy involves (i) targeting cities where the population density and economic indicators are favorable for home equity lending, the foreclosure rate is within normal ranges and the home equity loan market has been under served, (ii) identifying areas with demographic statistics comparable to or more favorable than those in existing markets where the Company has been successful in originating loans, (iii) testing the target market prior to the establishment of a branch office, where local regulations permit, via television, radio and direct mail advertising, (iv) understanding each new market's regulatory requirements and tailoring the Company's loan programs and practices to comply with such requirements and (v) identifying and training branch managers and loan officers through its in-house training program for each new retail branch office. Loan demand in new markets will be generated through an expansion of the Company's existing advertising program in the local media, including direct mail, television and radio advertising. The Company will continue to support its retail branches to maintain their competitiveness in their respective markets by providing attractive products and responsive service in conjunction with consistent underwriting standards, substantial funding sources and competitive prices.

Increasing Marketing Through Television and Direct Mail

     The Company utilizes a multi-media marketing campaign to attract potential borrowers which includes television and radio advertising and direct mail campaigns. The Company's television and radio advertising campaigns are designed to create strong brand name recognition for the Company and its loan products. Using the Company's founder, Joseph P. Goryeb, as well as satisfied customers and employees, Champion television commercials project the image of the Company as a responsive and caring environment. Since the beginning of 1995, Champion has increased its use of direct mail campaigns intended to reach potential customers in established branch territories. Direct mail campaigns are more cost-effective than television and are designed to capitalize on the name recognition that Champion has firmly established in its target markets.

Emphasis on Customer Service

     The Company intends to continue to emphasize customer service as a means of distinguishing itself in the marketplace. The Company's customer service philosophy emphasizes integrity, respect and commitment to its customers and their borrowing needs. The Company fields calls from potential customers seven days a week. Potential customers are then referred to a loan officer at one of the Company's fourteen branch offices who will attempt to personally meet with prospective borrowers to present the Company's various loan products and their suitability for the prospective borrowers. Given

Champion's variety of product alternatives, loan officers are frequently able to offer prospective borrowers different alternatives to tailor a loan program to the borrower's unique needs in contrast to some of Champion's competitors. Typically, the Company is able to advise a customer of the loan program for which it qualifies within 24 hours of the customer's initial call. Generally, funding occurs within three weeks of the initial application. The Company is dedicated to maintaining responsiveness to its customers as operations expand.

Investing in Employee Training

     The Company's philosophy is to hire employees who share the corporate values of management and the Company's commitment to excellence. Rather than recruit employees with mortgage loan experience from competitors, the Company strives to train and educate its employees in the fundamentals of the home equity loan business and the Company's unique customer service program. The Company sponsors an in-house training program at its Parsippany, New Jersey headquarters called Champion University designed to allow personnel to attain the level of knowledge and experience integral to the Company's commitment to providing the highest quality service to homeowners. Loan officer and branch manager candidates are required to successfully complete at least four weeks of sales and technical underwriting training at Champion University to learn the Company's sales presentation and procedures prior to their placement in a retail branch. Retail branch office sales personnel return to corporate headquarters quarterly for continuing sales training. In addition, all of the Company's customer service representatives, branch managers and loan officers are required to participate in ongoing in-house training programs designed to instill in all employees the Company's commitment to providing superior customer service and enhanced customer responsiveness.

Improving Loan Processing Efficiencies

     Management believes that the Company's loan processing strategies have improved the efficiency of loan application processing and give the Company a competitive advantage. On average the entire loan process takes approximately three weeks from the point of application until a loan is funded, including the three-day mandatory rescission period. Efficient underwriting and effective management of the appraisal and title insurance process enable the Company to process loans expediently. The Company has been successful in increasing loan originations through its multi-media advertising and retail branch network. The Company is dedicated to improving loan processing efficiencies as operations expand.

Maintaining Underwriting Standards

     As its retail branch network expands, the Company intends to continue to apply consistent underwriting criteria in connection with loan originations. Over its 16 years in existence, the Company has developed an underwriting process designed to thoroughly, but efficiently, review and underwrite each prospective loan. Based on its belief that an experienced staff provides a more effective means of assessing credit risk, the Company employs 11 underwriters, with an average of over five years of non-conforming mortgage loan experience, to ensure that all originated loans satisfy the Company's underwriting criteria. Champion has centralized its underwriting process at its corporate headquarters to ensure uniform application of its underwriting criteria. Each loan must be signed off by an underwriter, undergo a full verification and property appraisal review prior to approval and is subject to pre- and post-funding audits to confirm compliance with the underwriting procedures and guidelines. The Company believes that its retail branch offices have also facilitated the underwriting process. Company loan officers often personally meet with prospective borrowers and informally evaluate their property and willingness to repay. The Company believes that the quality and experience of its underwriting staff, coupled with its consistent underwriting procedures and criteria, provide Champion with the infrastructure needed to manage and sustain the Company's recent growth, while maintaining the quality of loans originated. See ' -- Loan Underwriting.'

Continuing to Securitize Mortgage Loan Portfolio

     The Company intends to continue its strategy of securitizing originated loans. The Company benefits from, among other things, the reduced cost of funds and greater operating leverage provided through securitization. To date, the Company has completed eight securitizations totaling $604.9 million. Management has structured the operations and processes at Champion specifically for the purpose of efficiently originating, underwriting and servicing loans for securitization in order to meet the requirements of rating agencies, credit enhancers and REMIC pass-through investors. The Company generally seeks to enter the public securitization market on a quarterly basis. See ' -- Financing and Sale of Loans -- Securitizations.'

LOANS

Overview

     Champion's consumer finance activities consist of originating, selling and servicing fixed rate and adjustable rate mortgage loans secured by first or second liens primarily on one- to four-family residential properties. Loans are originated by the Company through its corporate headquarters and, to an increasing extent, its retail branch network, are processed and underwritten by Company personnel and are funded directly by the Company for pooling and sale in the secondary market or placement with private investors. Champion discontinued its purchase of wholesale loans as of January 1996. Wholesale loans purchased represented 1% and 4% of the principal balance of aggregate loan production for fiscal 1996 and fiscal 1995, respectively.

     Once loan applications have been received, the underwriting process completed and the loans funded, Champion typically packages the loans in a portfolio and sells the portfolio through a securitization. The Company retains the right to service the loans that it securitizes, providing the Company with a steady and profitable source of revenue. To a lesser extent, the Company sells loans to institutional purchasers in whole loan sales at a premium or on an interest participation basis where the servicing rights are either retained or released.

     Champion's principal loan product is a closed-end, fully amortizing non-conforming home equity loan with a fixed principal amount, fixed interest rate and original term to maturity of 15 years, which is typically secured by a first or second mortgage on the borrower's residence. Non-conforming home equity loans are home equity loans made to borrowers whose borrowing needs may not be met by traditional finance institutions due to credit exceptions or other factors and that cannot be marketed to federal agencies, such as the Federal National Mortgage Association. Champion also offers fixed rate, fully amortizing home equity loans with original terms to maturity of 5, 7, 10, 20 and 30 years and fixed rate home equity loans with original terms to maturity of 5 or 7 years and an amortization schedule of up to 15 years or an original term to maturity of up to 15 years and an amortization schedule of up to 30 years. Champion also offers closed-end, adjustable rate, fully amortizing home equity loans with original terms of maturity of either 15 or 30 years ('ARMs') and home equity lines of credit with variable interest rates ('HELOCs'). Champion discontinued its origination of conventional first mortgage loans as of May 1994. For fiscal 1996, 67% of loan originations by principal balance were fixed interest rate loans, 29% of loan originations were ARMs and 4% of loan originations were HELOCs.

     Champion's mortgage loans are typically non-purchase money mortgages secured by first or second liens primarily on owner occupied one- to four-family residential properties, including townhouses and individual units in condominiums and planned unit developments. In the fiscal year ended September 30, 1996, approximately 95.3% of the aggregate principal of mortgage loans originated by Champion were secured by owner-occupied residences. During the fiscal year ended September 30, 1996, approximately 70.4% and 29.6% of the aggregate principal balance of Champion's originations were secured by first liens and second liens, respectively.

     All of Champion's fixed rate mortgage loans are simple interest loans ('Simple Interest Loans'). Simple Interest Loans provide for a series of substantially equal monthly payments which (except in the case of balloon loans), if paid when due, will fully amortize the amount financed by the scheduled maturity date. Each monthly payment includes an installment of interest which is calculated on the basis of the outstanding principal balance of the mortgage loan multiplied by the stated interest rate and further multiplied by a fraction, the numerator of which is the number of days in the period elapsed since the preceding payment of interest was made and the denominator of which is the number of days in the annual period for which interest accrues on such loan. As payments are received under a Simple Interest Loan, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if a borrower pays a fixed monthly installment on a Simple Interest Loan before its scheduled due date, the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled, and the portion of the payment applied to reduce the unpaid principal balance will be correspondingly greater. Conversely, if a borrower pays the fixed monthly installment after the scheduled due date, the portion of the payment allocable to interest will be greater, and the amortization of the unpaid principal balance will be correspondingly less.

     All of Champion's ARMs are actuarial interest loans ('Actuarial Interest Loans'). Actuarial Interest Loans provide for amortization of the loan over a series of fixed, level-payment monthly installments. Each monthly installment, including the monthly installment representing the final payment on the Actuarial Interest Loan, consists of an amount of interest equal to one-twelfth of the stated interest rate of the loan multiplied by the unpaid principal balance of the loan, and an amount of principal equal to the remainder of the monthly payment.

     All of Champion's mortgage loans may be prepaid by the borrowers in whole or in part at any time without penalty. Late charges are assessed on loans for which payments are made after applicable grace periods established by federal and state laws. None of Champion's mortgage loans are insured or guaranteed by any governmental agency or instrumentality, and none are covered by primary mortgage guaranty insurance policies.

Loan Origination

     The Company has increased its retail home equity loan originations by 69.0% from $297.0 million during fiscal 1995 to $501.5 million in fiscal 1996. From fiscal 1993 through fiscal 1996, home equity loan originations have grown at a compound annual rate of 29.0%. Champion's mortgage loans are originated directly by Champion through its own employees located at its corporate headquarters in Parsippany, New Jersey or at any of its fourteen branch offices located in New Jersey (7), New York (4), Pennsylvania (2) and Maryland (1). Champion makes extensive use of advertising, including direct mailings and television, to attract potential customers. As of September 30, 1996, Champion was originating mortgage loans secured by residential properties located in New Jersey, New York, Pennsylvania, Delaware, Connecticut, Maryland, Virginia and the District of Columbia.

     The  following  table  highlights  certain  information  relating  to   the
Company's loan originations, lien position and loan-to-value ratios for the fiscal years shown:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                         --------------------------------------------
                                                             1996            1995            1994
                                                         ------------    ------------    ------------
TYPE OF PROPERTY SECURING LOAN:
     Single Family....................................   $426,588,047    $260,622,468    $289,794,650
     Multi-Family.....................................     50,293,650      27,524,450      37,949,950
     Condominium, Planned Unit Development and
       Other..........................................     24,639,710       8,486,550       7,794,090
                                                         ------------    ------------    ------------
               Total..................................   $501,521,407    $296,633,468    $335,538,690
                                                         ------------    ------------    ------------
                                                         ------------    ------------    ------------

                                                  (table continued on next page)

(table continued from previous page)

                                                                   YEAR ENDED SEPTEMBER 30,
                                                         --------------------------------------------
                                                                                             1994
                                                             1996            1995             -
                                                         ------------    ------------
TYPE OF MORTGAGE SECURING LOAN:
     First Mortgage...................................   $352,812,642    $167,186,339    $241,518,800
          Percentage of total originations (by
            principal balance)........................          70.35%          56.36%          71.98%
          Weighted average initial loan-to-value
            ratio(1)..................................          64.91%          60.13%          60.45%
     Second Mortgage..................................   $148,708,765    $129,447,129    $ 94,019,890
                                                         ------------    ------------    ------------
          Percentage of toal originations (by
            principal balance)........................          29.65%          43.64%          28.02%
          Weighted average initial loan-to-value
            ratio(1)..................................          72.21%          70.63%          64.73%
               Total..................................   $501,521,407    $296,633,468    $335,538,690
                                                         ------------    ------------    ------------
                                                         ------------    ------------    ------------
TOTAL LOAN ORIGINATIONS:
     Total number of loans............................          8,700           6,122           5,699
          Principal balance...........................   $501,521,407    $296,633,468    $335,538,690
          Average principal balance per loan..........   $     57,646    $     48,454    $     58,877
          Combined weighted average initial
            loan-to-value ratio(1)....................          67.08%          64.71%          61.65%

------------

(1) The weighted average initial loan-to-value ratio of a loan secured by a senior mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of a loan secured by any junior mortgage is determined by taking the sum of the loan secured by such mortgage and any senior mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.

                            ------------------------

     The   following  table  highlights  certain  information  relating  to  the
Company's loan originations on a quarterly basis for the fiscal quarters shown:

                                                             THREE MONTHS ENDED
                                        -------------------------------------------------------------
                                        SEPTEMBER 30,      JUNE 30,       MARCH 31,      DECEMBER 31,
                                            1996             1996            1996            1995
                                        -------------    ------------    ------------    ------------
TYPE OF PROPERTY SECURING LOAN:
     Single Family...................   $ 118,495,709    $108,958,003    $105,169,150    $ 93,965,185
     Multi-Family....................      13,220,500      13,500,500      13,170,700      10,401,950
     Condominium, Planned Unit
       Development and Other.........       7,458,610       5,740,100       5,896,450       5,544,550
                                        -------------    ------------    ------------    ------------
          Total......................   $ 139,174,819    $128,198,603    $124,236,300    $109,911,685
                                        -------------    ------------    ------------    ------------
                                        -------------    ------------    ------------    ------------
TYPE OF MORTGAGE SECURING LOAN:
     First Mortgage..................   $  99,052,300    $ 93,996,542    $ 89,176,550    $ 70,587,250
     Second Mortgage.................      40,122,519      34,202,061      35,059,750      39,324,435
                                        -------------    ------------    ------------    ------------
          Total......................   $ 139,174,819    $128,198,603    $124,236,300    $109,911,685
                                        -------------    ------------    ------------    ------------
                                        -------------    ------------    ------------    ------------
TOTAL LOAN ORIGINATIONS:
     Total number of loans...........           2,387           2,150           2,118           2,045
          Principal balance..........   $ 139,174,819    $128,198,603    $124,236,300    $109,911,685
          Average principal balance
            per loan.................   $      58,305    $     59,627    $     58,657    $     53,746
          Combined weighted average
            initial loan-to-value
            ratio(1).................           68.28%          66.85%          66.44%          66.33%

                                               (footnote continued on next page)

(footnote continued from previous page)

(1) The weighted average initial loan-to-value ratio of a loan secured by a senior mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of a loan secured by any junior mortgage is determined by taking the sum of the loan secured by such mortgage and any senior mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.

                            ------------------------
     The following table sets forth certain information relating to the Company's loan originations during fiscal year 1996, indicating originations of Simple Interest Loans and ARMs:

                                                             PERCENTAGE                               PERCENTAGE
                                         SIMPLE INTEREST      OF TOTAL      NUMBER        ARMS         OF TOTAL      NUMBER
            INTEREST RATE               LOAN ORIGINATIONS   ORIGINATIONS   OF LOANS   ORIGINATIONS   ORIGINATIONS   OF LOANS
--------------------------------------  -----------------   ------------   --------   ------------   ------------   --------

Less than 8.00%.......................    $  24,278,400          4.84%         208    $ 39,034,882        7.78%         469
 8.00% to 8.99%.......................       53,406,200         10.65          632      43,548,277        8.68          676
 9.00% to 9.99%.......................       84,980,392         16.95        1,248      42,957,250        8.57          663
10.00% to 10.99%......................       64,785,260         12.92        1,159      33,982,450        6.77          613
11.00% to 11.99%......................       35,389,040          7.06          717       6,789,135        1.35          187
12.00% to 12.99%......................       36,175,971          7.21        1,058         --           --            --
13.00% to 13.99%......................       22,609,650          4.51          730         --           --            --
14.00% to 14.99%......................        6,266,300          1.25          181         --           --            --
15.00%+...............................        7,318,200          1.46          159         --           --            --
                                        -----------------      ------      --------   ------------      ------      --------
          Total.......................    $ 335,209,413         66.85%       6,092    $166,311,994       33.15%       2,608
                                        -----------------      ------      --------   ------------      ------      --------
                                        -----------------      ------      --------   ------------      ------      --------

Service Quality Initiative

     As the cornerstone of its customer service program, the Company has implemented a quality control program to insure uniform customer service quality. The Company believes that its company-wide commitment to providing prompt and courteous service distinguishes Champion from its competitors. In order to maintain and further enhance this commitment to customer service, the Company instituted its Service Quality Initiative ('SQI') in April 1992. The SQI represents a formal Company commitment to a customer-first philosophy spearheaded by a Service Quality Department and a Corporate Steering Committee, an action committee of employees appointed to maintain SQI standards. In addition, the Company frequently reviews its pricing and loan offerings for competitiveness relative to the market. Management believes that by offering a variety of loan products and by maintaining an efficient, trained and experienced staff committed to customer service satisfaction, it has addressed two central factors which determine where a homeowner borrows: (i) commitment to customer service and (ii) competitive products. In the Company's ongoing effort to continually improve customer service, Champion monitors on a regular basis its performance in the marketplace.

Customer Service Call Center

     In an effort to support its advertising campaigns and origination efforts, the Company maintains a centralized customer service 'Call Center' at its Parsippany, New Jersey headquarters which receives all initial customer inquiries on the Company's toll-free number, 1-800-CHAMPION. The Champion Call Center handles inbound calls from both potential and existing customers. Substantially all of the inbound calls are homeowners responding to the Company's television and radio advertising or direct mail campaigns. The Company monitors the effectiveness of each advertising campaign by tracking which campaign is the source of each inbound call. Call Center representatives also place follow up calls to prospective borrowers who have previously declined a loan program offered to them by the Company.

     The Company's television and direct mail advertising invites prospective borrowers to call its central headquarters office through the Company's toll-free telephone numbers. When a potential borrower calls the Company's toll-free number, a Call Center representative receives the call. On the basis of an initial preliminary screening at the time of the call, the Call Center representative makes a preliminary determination of whether the customer and the property can potentially satisfy the Company's underwriting criteria and refers the customer to the most conveniently located retail office where branch personnel assist the prospective borrower with the loan application process. The Call Center representative informs the caller that a Champion loan officer will contact them with more specific loan information and requests an appropriate time for the loan officer to call the potential customer. Call Center representatives do not quote interest rates nor confirm loan eligibility.

Retail Branch Network

     The Company's marketing strategy for its retail branch network is designed to maximize the efficiency of the Company's loan origination activities. This strategy includes (i) operating a low-cost branch office network, (ii) employing cost-efficient customer advertising and marketing techniques, (iii) centralizing customer information and qualification activities and (iv) emphasizing prompt and professional customer service.

     In 1995, the Company hired additional loan officers and assigned them to branch offices located throughout the Company's key markets. The retail branch offices, in conjunction with the Company's corporate headquarters, are responsible for the origination process and allow local sales personnel to clearly determine an applicant's need for financing, tailor a loan program to fit an applicant's financial needs and provide an applicant with a choice of loan products and a detailed explanation thereof. Typically, loan officers at branch offices personally visit with potential customers in their homes, giving loan officers the opportunity to explain Champion's various programs and, at the same time, informally evaluate the property and the potential borrower. Given Champion's variety of product alternatives, loan officers are frequently able to offer prospective borrowers numerous alternatives to tailor a loan program to the borrower's unique needs in contrast to some of Champion's competitors.

     Each loan officer's responsibility is to sell the benefits of the Company's products and services, obtain further information from the prospective homeowner about themselves, the subject property and the purpose of the loan, and, assuming this initial information satisfies the Company's underwriting guidelines, advise the homeowner of the program for which he should qualify. In addition, the presence of the loan officers in the communities which they service has lead to increased customer referrals as a result of personal contact with potential borrowers. Furthermore, branches also receive additional volume walk-in customers. Loan officers are encouraged to use the branch office network for marketing to and meeting with individual borrowers. By establishing a local presence, loan officers develop customer referral sources in the community, such as accountants, attorneys and financial planners.

     Upon referral from the Call Center, a loan officer will, based on the preliminary information furnished by the Call Center representative, preliminarily determine an applicant's qualification for the various loan products of the Company and assemble a loan program to be presented to the customer. The loan officer then contacts the potential borrower and an appointment is typically set to meet in person. The loan officer obtains further information from the customer and evaluates such information utilizing an origination system which incorporates the Company's underwriting guidelines with respect to the relevant collateral, credit quality, character and capacity to repay. In general, the factors analyzed by a loan officer in evaluating potential customers include prior consumer finance borrowing, employment history, the amount of equity in the home and the length of time a homeowner has owned the home. The loan officer presents the term, interest rate and origination fee or commission on the loan and discusses in detail with the customer the loan package.

     The loan officer then submits the completed worksheet and credit report to the Company's centralized underwriting department for underwriting and review by the loan committee. All accounts on an applicant's credit report, including mortgage loans, are reviewed by the Company's underwriting department during the underwriting phase. See ' -- Loan Underwriting.'

     Upon approval by the underwriting department (subject, as the case may be, to certain stipulations), a customer service representative processes the application, verifies the information provided on the worksheet, orders an appraisal of the property, acquires title insurance, requests any outstanding documentation to satisfy any underwriting stipulations and prepares the loan for closing. Once the loan package is complete, the loan is closed and funded by the Company for pooling and sale in the secondary market or is placed with private investors.

     The typical retail branch office consists of a branch manager, four to five loan officers and one administrative assistant. The Company generally recruits and hires its managers and loan officers in the location of the branch office. The Company focuses on the professional sales experience of candidates for loan officer positions. The interviewing process includes a panel interview that requires candidates to perform a simulated loan presentation. Loan officer and branch manager candidates are required to successfully complete four weeks of in-house sales and technical underwriting training to learn the Company's sales presentation and procedures prior to their placement in a retail branch. Retail branch office sales personnel return to corporate headquarters quarterly for continuing sales training. See 'Business Strategy -- Investing in Employee Training.'

     Loan officers and branch managers are rated based on the number of loans signed, approved by the loan committee and closed. The Company strives to develop its loan officers and to promote the most qualified loan officers to branch managers. The Company monitors the performance of its loan officers and branch managers on a weekly and monthly basis.

     The Company compensates its loan officers wholly on a commission basis. The Company believes its commission-based compensation for loan officers gives it a competitive advantage over its competitors, who, the Company believes, typically assign non- or lower-commissioned processors to handle the origination, application and funding of loans. The Company's average production for a loan officer was $12.0 million for fiscal 1996.

     All regulatory disclosure, appraisals, underwriting and funding of branch office loans take place in the Parsippany, New Jersey office of Champion. The centralization of loan origination and processing allows the Company to control branch expenses, supervise regulatory compliance and offer consistent underwriting and processing to its customers. The Company believes that this strategy will result in a more efficient use of its capital and a higher success rate.

CURRENT MARKETS

     The Company is licensed or registered to originate loans in seven states through its corporate headquarters and fourteen retail branch offices. The Company believes that its strategy of originating loans through an extensive retail branch office network represents the most profitable loan origination strategy as evidenced by the significant increase in loan originations since the inception of the Company's retail branch network. Additionally, such a strategy allows the Company to maintain its underwriting quality standards in contrast to competitors who purchase loans from independent mortgage brokers with varying procedures and controls. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     Although the Company is licensed to originate loans in seven states, it has historically concentrated its business in New Jersey. While this concentration has declined, New Jersey remains a significant part of the Company's business and has contributed 40.6% and 42.0% of the aggregate principal balance of the Company's total loan originations for the quarter ended December 31, 1996 and year ended September 30, 1996, respectively. Seven of the retail branch offices are in New Jersey's major metropolitan areas. Retail branch expansion outside New Jersey began in April 1995. The Company intends to expand and geographically diversify its loan origination activities through its retail branch network. The Company has recently submitted applications for loan origination licenses in Florida, Illinois, Michigan, Massachusetts, North Carolina, Ohio and Rhode Island. See ' -- Business Strategy -- Expansion of Retail Branch Network.'

     The following table shows the geographic distribution of loan originations for the fiscal years indicated:

                                                 YEAR ENDED            YEAR ENDED            YEAR ENDED
                 STATE(1)                    SEPTEMBER 30, 1996    SEPTEMBER 30, 1995    SEPTEMBER 30, 1994
------------------------------------------   ------------------    ------------------    ------------------

New Jersey................................          42.03%                37.09%                36.74%
New York..................................          37.04                 35.28                 40.49
Pennsylvania..............................          12.55                 13.07                 11.88
Maryland..................................           5.78                  8.95                  5.97
Connecticut, Delaware, Virginia and
  District of Columbia....................           2.60                  5.62                  4.92
                                                  -------               -------               -------
     Total................................         100.00%               100.00%               100.00%
                                                  -------               -------               -------
                                                  -------               -------               -------

------------

(1) States are listed in order of percentage of loan originations for the year ended September 30, 1996.

                            ------------------------

MARKETING

     The Company makes extensive use of multi-media advertising campaigns, including television, radio and print advertising, and direct mail campaigns, to attract potential customers. The Company's marketing efforts are designed to attract borrowers who may be unwilling to seek or unable to obtain loans from conventional lending institutions, and thus are likely candidates for the Company's products and services. The Company's advertising invites prospective borrowers to call its central headquarters office through the Company's toll-free telephone numbers. The Company's marketing personnel, including Call Center customer service staff, loan officers and headquarters personnel, are trained to be aware of the Company's underwriting guidelines and review each potential customer to eliminate homeowners whose overall qualifications and properties would not satisfy such guidelines. Based on the experience of management, the Company believes its centralized customer service Call Center complements its broader marketing approach aimed at a wider array of homeowners which includes commercial television, radio and print advertising.

Television, Radio and Print Advertising

     The Company markets its loan programs directly to borrowers through the use of television, radio and print advertising. Champion has been advertising on television since 1985 with its trademarked and widely recognized slogan, 'When your bank says No, Champion says Yes!' Television advertising has been the primary advertising medium which has helped the Company develop widespread name recognition. Historically, the Company dedicated the majority of its advertising budget to television advertisements run in the greater metropolitan areas of New York City, Philadelphia, and Baltimore, covering over 80% of Champion's current target market. Through this process, Champion established Joseph P. Goryeb, Chairman of the Board, as the well-recognized spokesperson for the Company. Mr. Goryeb's personality and the Champion slogan have helped create brand name awareness and recognition in the Company's target markets.

Direct Mail Campaigns

     Since the beginning of 1995, Champion has partially redirected its advertising from television and radio advertising to greater use of direct mail campaigns that are more cost-effective than television and designed to capitalize on the name recognition that Champion has firmly established in its target markets. The Company's direct mail campaigns target the communities surrounding its corporate headquarters and fourteen retail branch offices by utilizing numerous varied mail campaigns focusing on the multiple benefits of the Company's services and loan products. All of the Company's mailing campaigns originate from its mail processing center in Parsippany, New Jersey. The Company feels that, by centralizing its marketing and advertising efforts in Parsippany, New Jersey, economies of scale will be obtained and expenses will be controlled. The Company continually monitors the effectiveness of each of its mailing campaigns and will continue, modify or discontinue a particular mailing campaign based on the results of such monitoring.

     In 1989, Champion introduced the use of videotapes for marketing purposes in place of standard brochures. The videos contain instructional information and help to explain to the applicant what to expect in the loan approval process and answer some commonly asked questions. While more expensive than brochures, the Company believes that the videotapes provide a more personal and animated forum for presentation to prospective borrowers. Videotapes are distributed to supplement the marketing effort and complement the personal attention the customer receives from all of Champion's personnel.

Branded Products

     The Company, a pioneer of the branding of loan products, including the 'Pay Down Your Debt' debt consolidation loan and the 'Clean Slate' refinancing loan, has introduced numerous loan products with brand names aimed at facilitating the loan origination process. Management believes that branding loan products enhances the marketability of its loan products, providing an easily recognized product that consumers can identify when discussing their financing needs with a Champion loan officer. In April 1995, Champion introduced its 'Gold Cheque' HELOCs. This product was added in order to continue to increase Champion's loan product flexibility to attract new potential borrowers.

LOAN UNDERWRITING

     The Company believes the underwriting process begins with the marketing of its products and services. The Company has designed its marketing programs and customer service Call Center to screen out during its marketing efforts those homeowners and subject properties that do not meet the Company's underwriting guidelines. As an integral part of its marketing programs, the Company trains its customer service representatives and loan officers to assess each loan application and subject property against the Company's underwriting guidelines. See ' -- Marketing.'

     Champion's underwriting process, which is centralized at its corporate headquarters under the direction of the vice president of the underwriting department, is intended to assess the applicant's credit standing and repayment ability and the value and adequacy of the real property security as collateral for the proposed loan. Champion is a credit lender as opposed to an equity lender, focusing primarily on the borrower's ability and willingness to repay, and only secondarily on the potential value of the collateral upon foreclosure, in determining whether to fund a mortgage loan. As of September 30, 1996, Champion employed 77 loan officers and 11 underwriters. Underwriters are primarily promoted from within Champion on a selective basis in order to maintain the quality and integrity of Champion's business philosophy. All underwriters receive fixed annual salaries which are not based on underwriting volume.

     Assessment of an applicant's ability and willingness to pay is one of the principal elements in distinguishing Champion's lending program from methods employed by traditional mortgage lenders, such as savings and loans and commercial banks. All lenders utilize debt ratios and loan-to-value ratios in the approval process. Many lenders simply use software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower. In contrast, Champion employs experienced non-conforming mortgage loan credit underwriters to scrutinize the applicant's credit profile and to evaluate whether an impaired credit history is a result of adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner.

Underwriting Policy

     Each applicant for a mortgage loan is required to supply the loan officer with all information necessary to complete a worksheet which lists the applicant's liabilities, income, credit and employment history as well as other demographic and personal information. If the information obtained by the loan officer demonstrates that the applicant has sufficient income and equity in the real property to justify making a mortgage loan, the loan officer will conduct a further credit investigation of the applicant. This investigation includes reviewing an independent credit bureau report on the credit history of the applicant in order to evaluate the applicant's ability to repay. The credit report typically contains information relating to such matters as credit history with local merchants and lenders, installment debt payments and any record of defaults, bankruptcy, collateral repossessions, suits or judgments. Any adverse information contained in the credit report must be satisfactorily explained to the loan officer. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record. Based on the information obtained from the applicant, the loan officer advises the applicant of the loan program for which the applicant qualifies. Upon gaining the agreement of the applicant, the loan officer submits the application to the underwriting department for approval.

     An underwriter will then evaluate the submission in accordance with certain established underwriting guidelines. Based on his review of the completed worksheet and credit bureau report, an underwriter will determine whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to support the payments of principal and interest on the mortgage loan in addition to any other mortgage loan payments (including any escrows for property taxes and hazard insurance premiums) and other monthly credit obligations. Champion applies the 'debt-to-gross income ratio' which is the ratio of the borrower's total monthly payments on all outstanding debt (including the new loan) to the borrower's gross verifiable monthly income to determine whether the borrower will be able to support the payments on the loan. The debt-to-gross income ratio generally may not exceed 45%. For ARMs, such ratios generally are calculated using the 'fully indexed' rate (i.e., the sum of the applicable adjustable interest rate and the related basis point margin). In addition, the maximum combined loan-to-value ratio of any mortgage loan (including any related senior mortgage loans) may not exceed 100% and may be reduced depending on a number of factors, including the applicant's credit history and employment status. Upon review, the underwriter will either approve, reject, or amend the loan request based on the information submitted in the application. If the applicant accepts the amendment, the underwriter will approve the amended loan application. If the underwriter believes the documentation for the application is lacking in any respect, the underwriter may approve the application, subject to the stipulation that the necessary documentation be furnished by the borrower to a customer service representative during the verification process. To prevent loans from being inadvertently denied, only the vice president of the underwriting department and two senior underwriters are authorized to deny a loan. All other underwriters must send applications which they cannot approve to one of these three underwriters for final rejection of the application.

     The application is then further processed by a customer service representative to verify the accuracy of the information therein. Verification may take the form of written or verbal communication with the applicant's employer or recent pay stubs and current W-2 forms supplied by the applicant. Income tax returns also may be obtained and reviewed. Self-employed borrowers generally are required to have been in business for at least two years and must provide signed federal income tax returns, including all schedules thereto, for the past two tax years, and may be required to furnish personal and business financial statements if deemed necessary by the underwriter. In addition, the customer service representative will request any documentation that the approving underwriter stipulated as a prerequisite to funding.

     In certain circumstances, Champion may not be able to verify the income claimed on the application but is able to document adequate cash flow to support the loan for which the application was made. In such circumstances, the permitted combined loan-to-value ratio will be less than would otherwise be the case.

     If there are any pre-existing mortgages on the property to be used as security for the mortgage loan, the customer service representative also evaluates the type and outstanding balance of such mortgages and their payment history. Champion obtains a credit reference on all pre-existing mortgages by using either credit bureau information, telephone verification, the year-end mortgage statement, canceled checks or written verification from the mortgageholder.

     In every instance, the property securing a loan made by Champion is appraised and title insurance acquired before the loan is closed. Such appraisals are conducted by approved, independent third party appraisers who are paid a fee by the applicant, regardless of whether the application for a mortgage loan is approved. All appraisals are required to be on forms approved by the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation.

     Champion's appraisal department monitors vendors and emphasizes quick turnaround time. Appraisals are generally completed within three days of order time, quicker than the industry average. Champion obtains a lender's title insurance policy or binder, or other assurance of title customary in the relevant jurisdiction. Champion's title department is staffed with former title company personnel who focus on clearing title promptly. Homeowners insurance coverage is required on every property securing a home equity loan originated by Champion. Necessary coverage and mortgage clause endorsements are acquired and monitored by the loan servicing department. Forced-placed policies are acquired for properties in which the borrower has allowed coverage to lapse.

     Exceptions to the underwriting policies must be approved by certain members of the management of Champion. The factors considered when determining if an exception to the general underwriting standards should be made include: the quality of the property, the length of time the borrower has owned the property, the amount of disposable income, the type and length of employment, the credit history, the current and pending debt obligations, the prospective borrower's payment habits and the status of past and currently existing mortgages.

     When an application is approved, a mortgage loan is completed by signing the applicable loan documents, including a promissory note and mortgage. All mortgage loans are closed by approved attorneys. Following the three business day rescission period required by the Truth in Lending Act, a mortgage loan is fully funded. Scheduled repayment of principal and interest on such loan generally begins one month from the date interest begins to accrue. After a mortgage loan is underwritten, approved and funded, the loan package is reviewed by the Company's Post-Closing Department.

                        CHAMPION'S UNDERWRITING PROCESS


                                     [CHART]


Underwriting Guidelines

     Champion's underwriting guidelines are divided into six major credit classes: A+, A, B, C, D and E. Each approved applicant is placed into one of these categories. The criteria used in the classification process can be generalized as follows:

     The first credit class, 'A+', is made up of three sub-classes: the Special Refinance ('SPRFI'), Platinum ('PLAT') and Gold. This risk category, for the most part, is for applicants who have an excellent credit history and job and residence stability. Under the SPRFI program, the prospective borrower should have repaid all debt according to its terms. There must not be any judgments or collection accounts from credit granting agencies. Under the PLAT program, debt should be repaid according to its terms, but an isolated thirty day delinquency will be allowed on non-mortgage debt. There must not be any judgments or collection accounts from credit granting agencies. Under the Gold program, some thirty day delinquencies are allowed in the last twelve months on non-mortgage debt, with no judgments or collection accounts from credit granting agencies in the last twenty-four months. Loans where income is not substantiated by regular means such as Self Employed No Income Checks ('NIC') or Limited Documentation ('LTD DOC') loans are permitted under each of these programs. Compensating factors such as strength of income, stability, low loan-to-value ratios ('LTV'), and pride of ownership are analyzed in determining when an exception should be made.

     The second credit class, 'A', is characterized by some thirty day delinquencies in the last twelve months on non-mortgage debt. Mortgages can be thirty days delinquent twice in the last twelve months. Bankruptcies are permitted as long as they have been discharged for a minimum of five years. Judgment and collections accounts are allowed in the last twelve months, as long as they are not from a credit granting agency. Isolated delinquency history worse than such criteria may be considered with a satisfactory explanation and other off-setting factors. NIC or LTD DOC loans are permitted under this program. Exceptions may be made to these criteria if the applicant demonstrates a low debt-to-income ratio ('D/R'), strong stability, or above average pride of ownership.

     The third credit class, 'B', is characterized by some sixty and ninety day delinquencies on non-mortgage debt. Mortgages can be thirty days delinquent three times in the last twelve months. Bankruptcies are permitted as long as they have been discharged for at least twenty-four months. Judgments and collection accounts are allowed from non-credit granting agencies in the last twelve months. Isolated delinquency history worse than such criteria may be considered with a satisfactory explanation and other off-setting factors. NIC and LTD DOC loans are permitted under this program. Exceptions may be made to these criteria if the applicant demonstrates a low D/R, strong stability, or above average pride of ownership.

     The fourth credit class, 'C', is characterized by ninety day delinquencies on non-mortgage debt. Mortgages can be sixty days delinquent twice in the last twelve months. Bankruptcies are permitted as long as they have been discharged for at least twelve months. Judgments and collection accounts are allowed. NIC and LTD DOC loans are not permitted under this program. Exceptions may be made to these criteria if the applicant demonstrates a low D/R, strong stability, or above average pride of ownership.

     The fifth credit class, 'D', is characterized by poor credit. Mortgages can be no worse than ninety days delinquent in the last twelve months. The applicant must not have an open bankruptcy. Judgments and collection accounts are allowed. This loan is used to correct a financial problem through debt consolidation, resulting in lower monthly payments. NIC and LTD DOC loans are not permitted under this program. Exceptions may be made to these criteria if the applicant demonstrates a low D/R, strong stability, or above average pride of ownership.

     The last credit class, 'E', is characterized by poor credit and a poor mortgage history. Open bankruptcies will be considered. Judgments and collection accounts are allowed. This product is designed to help applicants out of a financial hardship. Employment and income stability are key factors in underwriting this type of loan. NIC and LTD DOC loans are not permitted under this program. Exceptions may be made to these criteria if the applicant demonstrates a low D/R, strong stability, or above average pride of ownership.

     The following table sets forth certain information with respect to Champion's originations of first and second mortgage loans by borrower classification, along with weighted average coupons, for the fiscal years shown.

                                                                                       WAC(1)        WAC
            FISCAL YEAR               CREDIT       TOTAL        PERCENT OF TOTAL    (FIXED RATE)    (ARMS)    WLTV(2)
-----------------------------------   ------    ------------    ----------------    ------------    ------    -------

  1994.............................    A+       $ 73,777,050          21.99%             8.75%       8.31 %    59.63%
                                       A/B       231,542,200          69.01             10.61        9.03      63.28
                                        C         16,620,640           4.95             13.73       10.19      58.57
                                        D         11,096,400           3.31             14.60       10.80      50.14
                                        E          2,502,400           0.75             17.06          --      42.04
                                                ------------        -------
       Total.......................             $335,538,690         100.00%
                                                ------------        -------
                                                ------------        -------
  1995.............................    A+       $101,248,650          34.13%            10.19%       8.46 %    66.52%
                                       A/B       161,757,819          54.53             11.93        9.46      64.89
                                        C         18,319,600           6.18             13.84       10.85      63.31
                                        D         13,149,600           4.43             14.63       11.37      53.26
                                        E          2,157,800           0.73             16.87          --      45.87
                                                ------------        -------
       Total.......................             $296,633,468         100.00%
                                                ------------        -------
                                                ------------        -------
  1996.............................    A+       $214,948,633          42.86%             9.99%       7.89 %    69.09%
                                       A/B       212,335,789          42.34             11.06        8.65      65.93
                                        C         52,547,585          10.48             12.78       10.09      66.22
                                        D         17,625,100           3.51             12.89       10.81      60.99
                                        E          4,064,300           0.81             16.09          --      50.00
                                                ------------        -------
       Total.......................             $501,521,407         100.00%
                                                ------------        -------
                                                ------------        -------

------------

(1) Weighted Average Coupon ('WAC').

(2) Weighted Average Initial Loan-to-Value Ratio ('WLTV').

Quality Control

     The Company performs a post-funding quality control review of each mortgage loan through its Post-Closing Department to monitor and evaluate the Company's loan origination policies and procedures and to conform accuracy and completeness. Post-closing quality control is conducted by the Post-Closing Department within 30 days of closing and consists of a review of all closed loans for accuracy, income and equity ratios and exceptions. A typical quality control review currently includes reviewing loan applications for completeness, signatures, and consistency with other processing documents and recalculating various ratios used in the loan origination process.

     In addition to general quality control procedures conducted on each loan, the Quality Control Department conducts a full quality control re-underwriting on a random sampling of 10% of all closed loans to ensure adherence to Champion's underwriting guidelines, the results of which are reported to senior management. The Quality Control Department is separate from the underwriting department and reports directly to a member of senior management. The Company has a full-time Quality Control Manager with over 10 years of experience with Champion, overseeing a staff of four. A full quality control re-underwriting typically includes: (a) obtaining a new drive-by appraisal for each property;
(b) obtaining a new credit report from a different credit report agency; (c) reviewing loan applications for completeness, signatures, and consistency with other processing documents; (d) obtaining new written verification of income and employment; (e) obtaining new written verification of mortgage to re-verify any outstanding mortgages; and (f) analyzing the underwriting and program selection decisions. The quality control process is updated from time to time as the Company's policies and procedures change. Discrepancies noted by the audit are analyzed and corrective actions are instituted. However, to date, this important quality control process has not revealed material deficiencies in the Company's loan underwriting procedures.

FINANCING AND SALE OF LOANS

     The Company finances the origination of loans with borrowings under its warehouse financing facility, its term loan, whole loan sales and securitization of its mortgage loan portfolio. Following the Offering, the Company will continue to rely on these sources of capital, in addition to the proceeds of the Offering, to finance its operations.

     Champion sells substantially all the loans it originates through one of two methods: whole loan sales, which involve the sale of blocks of individual loans to institutional investors, and securitizations, which involve the private placement or public offering of pass-through mortgage-backed securities.

     Securitization allows the Company to manage its credit risk and cash flow and diversify its exposure to the potential volatility of the capital markets. In addition, the Company sells in whole loan sales those loans whose credit profiles do not meet the Company's criteria for securitization or may occasionally sell loans on a whole loan basis to provide additional liquidity. Since August 1994, the Company has sold $604.9 million of originated loans through securitizations and $598 million of originated loans through whole loan sales.

Securitizations

     The Company's securitization program is an integral part of the Company's business plan because it allows the Company to increase its loan origination volume, more efficiently service its servicing portfolio and reduce the risks associated with interest rate fluctuations.

     On December 20, 1996, the Company completed a $100.0 million securitization. The securities sold in this securitization were sold in a public offering and were rated 'AAA' by Standard & Poor's and 'Aaa' by Moody's. The securitization represents the eighth REMIC securitization completed by the Company, of which four were public offerings and four were private offerings, and increased the aggregate amount of mortgage loans sold by the Company through securitizations to $604.9 million.

     The following table sets forth certain information with respect to Champion's securitizations as of their respective closing dates by offering size, which includes pre-funded amounts, weighted average pass-through rate and credit rating of securities sold.

                                                            WEIGHTED AVERAGE      WEIGHTED AVERAGE      CREDIT RATING OF
                                          OFFERING SIZE     PASS-THROUGH RATE     PASS-THROUGH RATE        SECURITIES
SECURITIZATION         COMPLETED           (MILLIONS)          FIXED RATE               ARMS                SOLD(1)
--------------     ------------------     -------------     -----------------     -----------------     ----------------

    1994-1         September 27, 1994        $  45.0               8.20%              --                    AAA/Aaa
    1995-1         January 25, 1995          $  40.0               9.05%              --                    AAA/Aaa
    1995-2         May 25, 1995              $  45.0               7.55%                 7.18%              AAA/Aaa
    1995-3         November 9, 1995          $  55.0               6.87%                 6.63%              AAA/Aaa
    1996-1         February 21, 1996         $ 100.0               6.15%                 6.05%              AAA/Aaa
    1996-2         May 24, 1996              $ 100.0               7.15%                 5.51%              AAA/Aaa
    1996-3         September 30, 1996        $ 119.9               7.35%                 5.70%              AAA/Aaa
    1996-4         December 20, 1996         $ 100.0               6.99%                 5.84%              AAA/Aaa

------------

(1) Ratings by Standard & Poor's and Moody's, respectively

                            ------------------------
     In a securitization, Champion sells a portfolio of loans to a trust (the 'Home Equity Loan Trust') and issues classes of certificates representing undivided ownership interests in the Home Equity Loan Trust. In its capacity as servicer for each securitization, the Company collects and remits principal and interest payments to the appropriate Home Equity Loan Trust which in turn passes through payments to certificate owners. Champion retains 100% of the interests in the interest-only and residual classes of certificates in its securitizations. The Company will continue to retain the interest-only and residual certificates as long as, in management's opinion, this practice maximizes earnings and is consistent with the Company's liquidity requirements.

     To improve the level of profitability from the sale of the securitized loans, each of Champion's securitizations has been credit enhanced by an insurance policy provided through a monoline insurance carrier (an insurance company whose business is limited to writing financial guaranty insurance, principally with respect to asset-backed securities and municipal bonds) to receive ratings of 'AAA' from Standard & Poor's and 'Aaa' from Moody's. The financial guaranty insurance policy insures the timely payment of the scheduled pass-through interest on and the ultimate payment of principal of the pass-through certificates. In addition to such insurance policies, the pooling and servicing agreements that govern the distribution of cash flows from the loans included in the Home Equity Loan Trusts require either: (i) the establishment of a reserve account that may be funded by cash or a letter of credit deposited by the Company, or (ii) overcollateralization (i.e., the principal amount of the loans exceeds the principal amount of the pass-through certificates) as an additional means of credit enhancement. Overcollateralization requires an initial deposit, the sale of loans at less than par or retention in the Home Equity Loan Trust of collections from the pool until a specified overcollateralization amount has been attained. This retention of excess cash flow creates a faster amortization of the scheduled balance of the senior pass-through certificates than the amortization of the principal balance of the securitized loan pool. The purpose of the overcollateralization is to provide a source of payment in the event of higher than anticipated credit loss to create a source of cash to absorb losses prior to making a claim on the financial guaranty insurance policy. Losses resulting from defaults by borrowers on the payment of principal or interest on the loans in the securitized loan pool will reduce the overcollateralization to the extent that funds are available. If payment defaults exceed the amount in the reserve account or the amount of overcollateralization, as applicable, the insurance policy will cover any further losses experienced by holders of the senior pass-through certificates in the related Home Equity Loan Trust. To date, no claims have been made on the financial guaranty insurance policies for any of the Company's securitizations.

     Champion may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by Champion in the pooling and servicing agreement entered into when the portfolio of loans are sold through a securitization. To date, Champion has not been required under the pooling and servicing agreements to substitute or repurchase any loans sold in completed securitizations. Champion intends to continue to conduct loans sales through securitization, either in private placements or in public offerings, on a quarterly basis provided that market conditions are attractive for such securitizations.

Whole Loan Sales

     The Company has determined from time to time that the credit profiles of certain loans receive better execution by being sold on a whole loan, non-recourse basis to third party institutions. The Company does not incur any future loss on loans sold through this method. The Company intends to continue this practice as long as it is deemed to be more profitable for the Company. For fiscal 1996 and 1995, Champion sold $162.0 million and $169.4 million which represents 30.2% and 63.0%, respectively, of its loan production. Currently, the Company sells HELOCs it originates in bulk sales to institutional investors.

     Whole loan sales are made to institutional investors on either a bulk or flow-through basis. Bulk sales involve sale of the entire loan including all future interest payments to the investor at a premium on a non-recourse, servicing-released basis. Flow-through, or interest participation, sales allow Champion to sell its loans on a non-recourse, servicing-retained or -released basis to institutional investors. In an interest participation sale, Champion receives the face value of the mortgage upon consummation of the sale, plus an agreed-upon spread between the mortgage loan interest rate and the rate retained by the purchaser over the life of the mortgage. Payments to Champion are received monthly or quarterly and the loan purchaser is contractually obligated to pass through the interest rate differential as long as the loan is outstanding and monthly payments received.

LOAN SERVICING

     Until June 1993, Champion sold the majority of its mortgage loan production to institutional investors pursuant to bulk purchase or flow-purchase agreements on a servicing-released, non-recourse basis. In June 1993, Champion began to sell mortgage loans on a servicing-retained basis in securitizations or pursuant to flow-through agreements, and as of September 30, 1996, Champion was servicing approximately $526.8 million of mortgage loans for itself or others.

     Champion has established standard policies for the servicing of its mortgage loans. Servicing involves, among other things, post-origination loan processing, customer servicing, collecting loan payments from borrowers when due, remitting payments of principal and interest to investors who have purchased the loans, furnishing reports to investors and enforcing such investors' rights with respect to the loans, including, recovering delinquent payments, instituting foreclosure proceedings and liquidating the underlying properties. Currently, the Company typically receives a servicing fee for servicing residential mortgage loans of 0.50% per annum on the declining principal balance of all loans sold through securitization and on the declining principal balance of the loans sold to investors on a recourse basis, which servicing fees are collected out of the monthly mortgage payment collections. Management believes that servicing the Company's own portfolio enhances certain operating efficiencies and provides a steady and profitable revenue stream.

     Champion services all loans out of its headquarters in Parsippany, New Jersey. Champion uses the LSSI Loan Base Plus software package for its servicing. Centralized controls and standards have been established by Champion for the servicing of mortgage loans in its portfolio. Champion revises such policies and procedures from time to time in connection with changing economic and market conditions and changing legal and regulatory requirements.

     In the case of loans pooled and sold in the secondary market, the Company enters into a pooling and servicing agreement with the related Home Equity Loan Trust at the time of the sale of the loans to the trust. Such agreement typically provides that the Company may be terminated as servicer by the monoline insurance carrier which insures the senior interests in the related Home Equity Loan Trust (or by the trustee with the consent of the monoline insurance carrier) upon certain events of default.

     The Company's servicing portfolio is subject to reduction by normal monthly payments, by prepayment or by foreclosure. It is the Company's strategy to build and retain its servicing portfolio. In general, revenue from the Company's loan servicing portfolio may be adversely affected as interest rates decline and loan prepayments increase.

COLLECTIONS

     Collection procedures are handled by personnel at the Company headquarters in Parsippany, New Jersey. Promptly after the loan is made, the customer is sent a letter notifying the customer of all terms and verifying customer data. Every month thereafter, Champion sends a statement to each of its borrowers 15 days prior to the payment due date.

     Collection procedures vary somewhat depending on whether a late payment is the first scheduled payment due under the mortgage loan. If the first scheduled payment is not received on or prior to the due date, an initial phone call is made on the first business day after the due date. Phone calls continue on a daily basis until payment is received or contact is made. A 'Friendly Reminder Letter' is sent on the second business day after the due date. If no contact is made with the borrower by the 10th day after the due date, a 'Pre-foreclosure Letter' is sent, and a qualified outside agency is used to inspect the property. On the 20th day after a first payment default, a Notice of Default is sent to the borrower. This letter indicates an intent to accelerate the mortgage loan if satisfactory arrangements are not made within ten days.

     If the delinquent payment relates to a due date other than the first scheduled due date, a Friendly Reminder Letter is sent on the second business day after the due date. On the fifth day after the due date, telephone calls to the borrower begin and telephone calls continue on a daily basis until payment is received or contact is made. In addition, a series of mailings is made depending on the customer's payment history. On the 20th day of delinquency, a Notice of Default is sent to the borrower. A qualified outside agency is used to conduct an interview with the borrower and the property is inspected.

     Accounts which are 32 days past due without a specific arrangement for repayment will be sent a Notice of Intent to Foreclosure which gives the customer five days in which to respond. On the 37th day of delinquency, a determination whether to foreclose is made. If the Company decides to foreclose, the necessary documentation is sent to an approved attorney who then sends the borrower an acceleration letter allowing the borrower 30 days to reinstate the mortgage. When foreclosure proceedings are initiated, a third party appraiser completes a drive-by evaluation of the property and obtains comparable sales prices and listings in the area. In addition, homeowner's insurance is verified and the status of senior mortgages and property taxes is checked. Subject to applicable state law, all legal expenses are assessed to the account and become the responsibility of the borrower.

     Regulations and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of the borrower in default vary greatly from state to state. The Company will decide that liquidation is the appropriate course of action only if a delinquency cannot otherwise be cured. If the Company determines that purchasing a property securing a mortgage loan will minimize the loss associated with such defaulted loan, the Company may bid at the foreclosure sale for such property or accept a deed in lieu of foreclosure.

     Champion's collections policy is designed to identify payment problems sufficiently early to permit the Company to quickly address delinquency problems and, when necessary, to act to preserve equity in a preforeclosure property. Champion believes that these policies help to reduce the incidence of charge-offs of a first or second mortgage loan.

     If Champion acquires title to a property at a foreclosure sale or otherwise, the REO Department immediately obtains an estimate of the sale price of the property by sending at least two local real estate brokers to inspect the premises, and then hiring one to begin marketing the property. If the property is not vacant when acquired, local eviction attorneys are hired to commence eviction proceedings and/or negotiations are held with occupants in an attempt to induce them to vacate without incurring the additional time and cost of eviction. Repairs are performed if it is determined that they will increase the net liquidation proceeds, taking into consideration the cost of repairs, the carrying costs during the repair period and the marketability of the property both before and after the repairs.

     Champion's loan servicing department also tracks and maintains homeowners' insurance and flood insurance information and tax and insurance escrow information. Expiration reports are generated bi-weekly listing all policies scheduled to expire within the next 15 days. When policies lapse, a letter is issued advising the borrower of such lapse and notifying the borrower that Champion will obtain force-placed insurance at the borrower's expense. Champion also has an insurance policy in place that provides coverage automatically for Champion in the event that Champion fails to obtain force-placed insurance.

DELINQUENCY AND LOSS EXPERIENCE

     Champion historically has sold the majority of its loan production on a servicing-released basis. Such mortgage loans typically are sold within 30 to 60 days after funding and are serviced by the Company pending completion of the sale. In June 1993, the Company began to service those mortgage loans sold in securitizations and interest participation whole loan sales. Champion has no reliable delinquency or loss information with respect to the mortgage loans it has sold on a servicing-released basis.

     The delinquency and loss experience set forth below represents the experience with respect to only a portion of Champion's loan production for the periods indicated and has not been adjusted to eliminate the effect of the significant growth in the size of Champion's portfolio of mortgage loans during the periods shown or the relative lack of seasoning of a substantial portion of the portfolio. Accordingly, loss and delinquency as a percentage of mortgage loans serviced for each period could be higher than those shown if a group of mortgage loans were artificially isolated at a point in time and the information showed the activity only in that isolated group. In addition, Champion only began originating ARMs in September 1994. Champion has no meaningful basis on which to assess the possible delinquency and loss experience of the ARMs. The delinquencies and losses on the ARMs could be significantly higher than those on Champion's fixed rate home equity loans. Until such time as Champion develops a meaningful servicing portfolio, the reported delinquency and loss experience is unlikely to have any predictive value with respect to the delinquency and loss experience of its mortgage loans.

     For management's purposes, the Company tracks total credit losses on its servicing portfolio by two categories: (i) loans held for sale and (ii) loans securitized. With respect to loans held for sale, the Company maintains an allowance for losses on loans held for sale available to absorb losses incurred on such loans, if any, prior to their securitization or sale on a whole loan basis. A loan is charged off against the appropriate reserve after all efforts to collect on the loan are exhausted and the net remaining balance is deemed uncollectable. When loans are sold or securitized, any losses occurring over the life of the loans would reduce future payments to the Company in respect of its residual interests. The Company estimates an implicit reserve for the loans securitized or sold which provides for estimated losses likely to occur over the life of the loans and reduces its gain on sale accordingly. The implicit reserve is calculated based upon the Company's actual charge-off experience, delinquency trends, collateral value and economic conditions. For the fiscal years ended September 30, 1996, 1995 and 1994, approximately 11%, 18% and 24%, respectively, of the Company's total servicing portfolio represented loans sold on a whole loan basis to investors with no risk of credit loss or future reduction in payments due to the Company.

     The following table sets forth information relating to the delinquency experience of the Company for its servicing portfolio of mortgage loans for the fiscal years and at the dates indicated.

                             DELINQUENCY EXPERIENCE
                             (DOLLARS IN THOUSANDS)

                                                                                     YEAR ENDED SEPTEMBER 30,
                                                                                  -------------------------------
                                                                                    1996        1995       1994
                                                                                  --------    --------    -------

Number of loans in servicing portfolio.........................................      9,058       4,416      1,588
Dollar amount of loans(1)......................................................   $526,816    $214,860    $75,916
Delinquency period(2):
     30-59 Days:
          Percentage of number of loans........................................       1.30%       1.18%      0.12%
          Percentage of dollar amount of loans.................................       1.17%       1.12%      0.07%
     60-89 Days:
          Percentage of number of loans........................................       0.15%       0.25%      0.06%
          Percentage of dollar amount of loans.................................       0.14%       0.16%      0.05%
     90 Days and over(3):
          Percentage of number of loans........................................       0.69%       0.38%      0.00%
          Percentage of dollar amount of loans.................................       0.81%       0.46%      0.00%
Loans in foreclosure(2):
     Percentage of number of loans.............................................       0.62%       0.21%      0.00%
     Percentage of dollar amount of loans......................................       0.76%       0.30%      0.00%
Total(2)(3):
     Percentage of number of loans.............................................       2.14%       1.81%      0.18%
     Percentage of dollar amount of loans......................................       2.12%       1.74%      0.12%

------------

(1) Calculated by summing the actual outstanding principal balances at the end of each month and dividing the total by the number of months in the applicable period.

(2) Percentages are expressed based upon the total outstanding principal balance at the end of the indicated period.

(3) Includes loans in foreclosure and REO.

                            ------------------------

     The following table sets forth information relating to the loss experience for the Company's portfolio of loans held for sale. Such table also sets forth information relating to the implicit reserve for estimated losses factored into the gain on sale calculation in respect of the Company's portfolio of securitized loans.

                                LOSS EXPERIENCE
                             (DOLLARS IN THOUSANDS)

                                                                             YEAR ENDED SEPTEMBER 30,
                                                                    -------------------------------------------
                                                                        1996            1995           1994
                                                                    ------------    ------------    -----------
LOANS HELD FOR SALE PORTFOLIO
Reserve for losses on loans held for sale:
     Beginning balance...........................................   $     17,315    $      2,950    $   138,135
     Provision for losses........................................         12,167         126,041         50,090
     Net Charge Offs(1)..........................................        (15,088)       (111,676)      (185,275)
                                                                    ------------    ------------    -----------
     Ending balance..............................................   $     14,394    $     17,315    $     2,950
                                                                    ------------    ------------    -----------
                                                                    ------------    ------------    -----------
Period end loans held for sale...................................   $ 32,591,614    $ 17,315,580    $26,601,822
SERVICING PORTFOLIO OF SECURITIZED LOANS
Implicit reserve for losses on securitized portfolio:
     Beginning balance...........................................   $    864,540    $    319,210    $   --
     Change in estimated present value of future losses on
       securitized portfolio during period.......................      2,673,581         548,276        319,210
     Net Charge Offs(1)..........................................        (35,823)         (2,946)       --
                                                                    ------------    ------------    -----------
     Ending balance..............................................   $  3,502,298    $    864,540    $   319,210
                                                                    ------------    ------------    -----------
                                                                    ------------    ------------    -----------
Period end servicing portfolio of securitized loans..............   $434,509,408    $157,798,992    $31,305,046

------------

(1) 'Net Charge Offs' means gross charge offs minus recoveries (net of expenses).

COMPETITION

     The home equity loan market is highly competitive. As a licensed retail mortgage banker, the Company faces intense competition, primarily from traditional competitors in the financial services business, including mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have greater access to capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

REGULATION

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, loan origination, credit activities, maximum interest rates, maximum finance and other charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims-handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices. The Company maintains a separate Compliance Department to ensure conformance with federal, state and local government laws and regulations. The Company employs a full-time compliance manager to oversee Compliance Department activities.

     The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Companies activities as a lender are also subject to various federal laws including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Home Mortgage Disclosure Act of 1975 and the Fair Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting Champion's activities. The Truth in Lending Act ('TILA') and Regulation Z promulgated thereunder (including the Home

Ownership and Equity Protection Act of 1994) contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions including loans of the type originated by the Company. Management of the Company believes that it is in compliance with TILA in all material respects.

     Champion is also subject to the rules and regulations of, and examinations by, the United States Department of Housing and Urban Development and state regulatory authorities with respect to originating, processing, underwriting and servicing loans. These rules and regulations, among other things, impose licensing obligations on Champion, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loans repurchases, certain rights of rescission for mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. Management of the Company believes that it is in compliance in all material respects with applicable federal and state laws and regulations.

ENVIRONMENTAL MATTERS

     In the ordinary course of its business, Champion from time to time forecloses on properties securing loans. Although Champion primarily lends to owners of residential properties, there is a risk that Champion could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by Champion, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

     To date, Champion has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future.

EMPLOYEES

     At December 31, 1996, Champion had a total of 351 employees, 271 of whom were working at its Parsippany, New Jersey headquarters. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be excellent.

PROPERTIES

     Champion's corporate headquarters are located on 47,907 square feet of leased office space in a four story building at 20 Waterview Boulevard, Parsippany, New Jersey 07054. The Company has leased an additional 15,000 square feet effective as of March 1, 1997. Champion leases the office space at an aggregate annual rent of approximately $1.2 million. The lease provides for certain scheduled rent increases and expires in February 2000.

     Champion maintains fourteen retail branch offices in leased properties located in New Jersey, New York, Pennsylvania and Maryland.

LEGAL PROCEEDINGS

     The Company is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of Champion.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the current directors and executive officers of the Company.

            NAME                AGE                            POSITION WITH THE COMPANY
-----------------------------   ----  ----------------------------------------------------------------------------

Joseph P. Goryeb.............    66   Chairman of the Board of Directors and Chief Executive Officer
Joseph M. Goryeb.............    39   Co-President and Co-Chief Operating Officer, Director
Richard P. Goryeb............    36   Co-President and Co-Chief Operating Officer, Director
Daniel L. Rich...............    47   Vice President, Treasurer and Chief Financial Officer, Director

     JOSEPH P. GORYEB is the founder of the Company, the Chairman of the Board of Directors and the Company's Chief Executive Officer since 1981. Mr. Goryeb has been involved in the mortgage banking industry since 1954. Mr. Goryeb serves on the Board of Directors for the National Home Equity Mortgage Association, the Mortgage Council of New Jersey and Industry Mortgage Company.

     JOSEPH M. GORYEB is the Co-President and Co-Chief Operating Officer of the Company and a Director of the Company since 1995. Mr. Goryeb has primary responsibility for the Company's loan processing, regulatory compliance, closing operations and marketing department. Previously, Mr. Goryeb was Executive Vice President from 1985. Prior to joining Champion in 1985, Mr. Goryeb held several positions with ADP Corporation, including his last position as National Accounts Manager. Mr. Joseph M. Goryeb is the son of Joseph P. Goryeb.

     RICHARD P. GORYEB is the Co-President and Co-Chief Operating Officer of the Company since 1995. Mr. Goryeb is principally responsible for the Company's loan sales, loan securitization program and loan servicing. Mr. Goryeb joined the Company in 1982 and was named Executive Vice President in 1985. Mr. Richard P. Goryeb is the son of Joseph P. Goryeb.

     DANIEL L. RICH is a Vice President, Treasurer (since 1994) and Chief Financial Officer and a Director of the Company since 1995. Mr. Rich joined Champion in 1989 as Controller, prior to which he was the Chief Financial Officer at Mayfair Partners, a merchant banking group active in the real estate market. Mr. Rich is a Certified Public Accountant.

     Following consummation of the Offering, the Company expects to name three outside directors to its Board of Directors.

     The directors are divided into three classes, denominated Class I, Class II and Class III, with the terms of office expiring at the 1998, 1999 and 2000 annual meeting of stockholders, respectively. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of stockholders after their election. The directors will initially be divided into classes as follows: Class I -- the outside directors, Class II -- Daniel L. Rich and Joseph M. Goryeb, and Class III -- Joseph P. Goryeb and Richard P. Goryeb. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established, or will establish prior to the Offering, three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Joseph P. Goryeb, Richard P. Goryeb and Joseph M. Goryeb serve on the Executive Committee which is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not (i) amend the Certificate of Incorporation or the Bylaws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the stockholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. Joseph
P. Goryeb, Richard P. Goryeb and the outside directors will serve on the Compensation Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1997 Employee Stock Option Plan (the 'Stock Option Plan'). See

' -- Stock Option Plan.' Daniel L. Rich and the outside directors will serve on the Audit Committee. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter, and performing such other duties as the Board of Directors may from time to time prescribe.

EMPLOYMENT AGREEMENTS; KEY-MAN LIFE INSURANCE

Employment Agreements

     Effective as of the date of the Reorganization, the Company will have entered into employment agreements with each of Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb, and Daniel L. Rich for terms of three years. Under the employment agreements, each employee will receive a stated minimum annual salary, subject to annual increases and bonuses as may be determined by the Compensation Committee.

Key-Man Life Insurance

     The Company will maintain a key-man life insurance policy on each of Joseph
P. Goryeb, Richard P. Goryeb and Joseph M. Goryeb, on which the Company will be named as beneficiary. The Company will not maintain key-man life insurance policies on any of its other executive officers.

COMPENSATION OF DIRECTORS

     Following completion of the Offering, the Company intends to pay each nonemployee director compensation of $10,000 per annum and a fee of $1,000 for each meeting of the Board of Directors that he attends. The Company will reimburse each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.

EXECUTIVE COMPENSATION

     The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the fiscal year ended September 30, 1996 by the Company to or on behalf of the Chairman of the Board of Directors and the three other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION FOR FISCAL 1996
                                                             ----------------------------------------------------
                         NAME AND                                                    OTHER ANNUAL     ALL OTHER
                    PRINCIPAL POSITION                        SALARY      BONUS      COMPENSATION    COMPENSATION
----------------------------------------------------------   --------    --------    ------------    ------------

Joseph P. Goryeb .........................................   $           $             $               $
  Chairman of the Board
Joseph M. Goryeb .........................................
  Co-President and
  Co-Chief Operating Officer
Richard P. Goryeb ........................................
  Co-President and
  Co-Chief Operating Officer
Daniel L. Rich ...........................................
  Vice President, Treasurer and
  Chief Financial Officer

STOCK OPTION PLAN

     The Company will adopt the Stock Option Plan prior to the Offering, and the Stock Option Plan will be approved by the Company's stockholders prior to the Offering. The Stock Option Plan will be administered by the Compensation Committee, except that prior to the Offering the Stock Option Plan will be administered by the Board of Directors. All employees and directors of, and consultants to, the Company as may be determined from time to time by the Compensation Committee are eligible to receive options under the Stock Option Plan.

     A total of 900,000 shares will  be authorized for issuance under the  Stock
Option  Plan. Not more than            shares of Common Stock may be the subject
of options granted to any individual during the duration of the Stock Option Plan. On the effective date of this Offering, the Company will grant options
with respect to           shares at exercise prices equal to the initial  public
offering price to certain eligible participants under the Stock Option Plan.

     Immediately prior to the commencement of the Offering, options will be granted at the initial public offering to certain employees of the Company as will be determined by the Compensation Committee. All of the foregoing options will be non-qualified stock options.

     The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to a member of the Goryeb family.

     Stock options are exercisable for a duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. Options shall be exercisable at such rate and times as may be fixed by the Compensation Committee on the date of grant. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Option Plan and the Code.

     At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

     Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

     Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.

     Stock options terminate at the end of the 30th business day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The post-termination exercise period for any individual may be extended by the Board of Directors, but not beyond the expiration of the original term of the option.

     The options granted under the Stock Option Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the option in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Option Plan or to any outstanding option as it shall deem appropriate to prevent dilution or enlargement of rights.

     The Company shall obtain such consideration for granting options under the Stock Option Plan as the Compensation Committee in its discretion may request.

     Each option may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.

     No option may be granted under the Stock Option Plan after the day preceding the tenth anniversary of the adoption of the Stock Option Plan.

     The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Option Plan and may, with the consent of the affected holder of an outstanding option, at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the number of shares issuable pursuant to the Stock Option Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the stockholders of the Company.

401(k) SAVINGS PLAN

     The Company maintains an employee savings plan under Section 401(k) of the Code which covers substantially all full-time employees of the Company. The Company matches contributions made by employees up to a specified limit. The Company's contributions were $274,045, $173,623 and $175,374 for the years ended September 30, 1996, 1995 and 1994, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Offering, Champion Mortgage Holdings Corp. has not had a compensation committee or any other committee of the Board of Directors performing similar functions. Prior to the Offering, decisions concerning executive compensation were made by the Board of Directors, including Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb and Daniel L. Rich, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company will establish a Compensation Committee. See ' -- Committees of the Board of Directors.'

     None of the executive officers of the Company currently serve on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. For other related party transactions, see 'Certain Relationships and Related Party Transactions.'

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LOAN SALES

     Champion Mortgage Co., Inc. sold loans to and purchased loans from JRJ Associates ('JRJ') , a New Jersey general partnership whose partners are members of the Goryeb family. During the fiscal years ended September 30, 1996, 1995 and 1994 the face amounts of the loans sold to JRJ were approximately $4.5 million, $2.95 million and $4.8 million, respectively. The face amount of the loans purchased by Champion Mortgage Co., Inc. from JRJ were approximately $5.8, $7.9 million and $0 million, respectively. Champion Mortgage Co., Inc. realized losses on sales of such loans in 1994 and 1995 of $77,000 and $22,000. During fiscal 1996, Champion Mortgage Co., Inc. did not pay and JRJ did not realize any premiums.

     During fiscal 1995, Champion Mortgage Co., Inc.'s investment in a limited partnership was transferred to JRJ. The investment was included in other assets and was carried at its cost of $380,000, but was transferred at a price of $910,000, agreed among the parties to represent its fair value.

AFFILIATE LOANS

     In January 1997, the Company received a $5 million unsecured working capital line from JRJ. In connection with its loan to the Company, JRJ borrowed $5 million from an affiliate of Lehman Brothers Inc. Such latter loan does not involve any recourse to the Company or the Champion Companies and is secured by a pledge from JRJ of certain partnership assets. Upon the occurrence of certain events, including an initial public offering of Champion, the loan to JRJ may be declared due and payable.

STOCKHOLDER NOTES

     At September 30, 1996, Champion Mortgage Co., Inc. had issued an aggregate of $5.2 million principal amount of notes payable to certain Existing Stockholders and an aggregate of $719,680 principal amount of notes payable to other related parties. The notes payable to stockholders and other related parties are payable on demand, with the exception of one $3.3 million note that is due July 31, 1997, and bear interest at a rate of between 9% and 10% per annum as of September 30, 1996 and 1995, respectively.

CONVERTIBLE SUBORDINATED NOTES

     Champion Mortgage Co., Inc. has issued $2.5 million Convertible Variable Rate Subordinated Notes due February 28, 1999 (the 'Convertible Subordinated Notes') to each of Richard P. Goryeb and Joseph M. Goryeb. The Convertible Subordinated Notes bear interest at the prime rate plus 1% and are convertible into up to 550 shares of Champion Mortgage Co., Inc.'s Class B Common Stock at a conversion price of $9,090.91 per share at the option of the noteholder. Champion Mortgage Co., Inc. may, at any time, prepay, in whole or in part, the principal amount of the notes, upon receipt of consent from Champion Mortgage Co., Inc.'s senior debtors. Prior to the Offering, the terms of the Convertible Subordinated Notes will be amended to remove the convertibility feature of the securities.

TRANSACTIONS IN CONNECTION WITH THE FORMATION

     On the effective date of the Reorganization, pursuant to the terms of the Reorganization Agreement, the Existing Stockholders will contribute their stock in the Champion Mortgage Co., Inc. to Champion Mortgage Holdings Corp. in exchange for 11,500,000 shares of Common Stock, which will constitute all of the outstanding Common Stock of the Company. Subsequent to the effective date of the Reorganization, the Company and Champion Mortgage Co., Inc., which will become a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes as C Corporations, and, as a result, the Company will record an increase in its deferred tax liability on the Company's combined statements of financial condition. The deferred tax liability reflects differences between tax and book accounting methods of reporting gains on sales of mortgage loans. If the Reorganization had occurred and the S corporation status of the Champion Companies had been terminated as of September 30, 1996, the amount of the deferred tax liability at September 30, 1996, on a combined basis, would have been increased to approximately $6.1 million to reflect the Company's effective tax rate as a C corporation of approximately 42%.

     Prior to the consummation of the Offering, Champion Mortgage Co., Inc. will issue the Distribution Notes to the Existing Stockholders in the aggregate principal amount of the accumulated S corporation earnings and profits of the Champion Companies, which amount was approximately $11.4 million as of September 30, 1996. The principal amount of the Distribution Notes will ultimately equal the amount of earned but undistributed S corporation earnings of the Champion Companies through the date of the Offering. The Distribution Notes will be promissory notes bearing interest at the rate of 7% per annum. The Distribution Notes will be paid from proceeds of the Offering.

     Prior to the consummation of the Offering, Champion Mortgage Co., Inc. and the Existing Stockholders will enter into a Tax Agreement relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the effective date of the Reorganization, the reallocation of income and deduction between the period during which the Champion Companies were treated as S corporations and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other hand only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders and the Existing Stockholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses) with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. However, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the combined statements of financial condition of the Company upon the effective date of the Reorganization. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax
Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreements are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement.

     The Existing Stockholders and the Company have agreed among themselves, without limitation to the rights of the Underwriters or the obligations of the Company and the Existing Stockholders to the Underwriters under the Underwriting Agreement, that, if any of them is obligated to indemnify, or to contribute to the losses of, any Underwriter, then as between the Existing Stockholders and the Company, such obligation shall be borne by them in the same proportion as the gross proceeds received by the Company from the Offering bears to the total amount of the distributions received by the Existing Stockholders in connection with the Distribution Notes. See 'Underwriting.'

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, following consummation of the transactions described under 'Reorganization and Termination of S Corporation Status,' and as adjusted to reflect the sale of the shares of Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors and executive officers of the Company as a group. The address of each person listed below is 20 Waterview Boulevard, Parsippany, New Jersey 07054, unless otherwise indicated.

                                                                                    PERCENTAGE BENEFICIALLY OWNED(1)
                                                                                    ---------------------------------
                   NAME OF BENEFICIAL OWNER                     NUMBER OF SHARES    BEFORE OFFERING    AFTER OFFERING
--------------------------------------------------------------  ----------------    ---------------    --------------

Joseph P. Goryeb..............................................
Joseph M. Goryeb..............................................
Richard P. Goryeb.............................................
Marguerite Goryeb.............................................
Daniel L. Rich................................................
All directors and executive officers as a group...............
                                                                ----------------        -------            ------
     Total....................................................     11,500,000            100.00%            76.67%
                                                                ----------------        -------            ------
                                                                ----------------        -------            ------

------------

(1) Based on 11,500,000 shares of Common Stock outstanding prior to the Offering and, assuming no exercise of the Underwriters' over-allotment option,
    15,000,000 shares of Common Stock outstanding immediately after the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and subject to applicable community property laws, the person named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is subject to the Delaware General Corporation Law ('DGCL') and to provisions contained in the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

     The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $.01 par value (the 'Preferred Stock'), none of which is presently issued and outstanding, and 49,000,000 shares of Common Stock, $.01 par value, of which 11,500,000 shares will be issued and outstanding following the contribution by the Existing Stockholders of their stock in Champion Mortgage Co., Inc. to the Company pursuant to the Reorganization Agreement in exchange for shares of Common Stock and will be beneficially owned or otherwise controlled by Joseph P. Goryeb, Richard P. Goryeb, Joseph M. Goryeb and Marguerite Goryeb or trusts for their benefit. Holders of capital stock of the Company have no preemptive or other subscriptive rights.

COMMON STOCK

     Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company. Certain financing and servicing agreements of the Champion Companies contain financial covenants requiring the Champion Companies to maintain certain minimum levels of net worth, the most restrictive of which require the Champion Companies to have an aggregate net worth of $12.5 million as of September 30, 1996 and limit the borrowing of the Champion Companies to a debt-to-adjusted-equity ratio not to exceed 8 to 1. These restrictions may indirectly restrict the Company's ability to pay dividends.

     In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

     The Common Stock presently outstanding is, and the Common Stock offered and sold hereby will be, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without stockholder approval, and with respect to each series to determine (subject to limitations prescribed by law) (1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, for shares of each series, (7) the provision of a sinking fund, if any, for each series, and (8) generally any other rights and privileges not in conflict with the Certificate of Incorporation for each series and any qualifications, limitations or restrictions thereof. The Company currently has no plans to issue any Preferred Stock.

OPTIONS

     As of  the date  of this  Prospectus, the  Company has  granted options  to
purchase  up to          shares of Common Stock, at exercise prices equal to the
initial public offering price, pursuant to the provisions of the Company's Stock Option Plan. See 'Management -- Stock Option Plan.' The Company intends to file a registration statement on Form S-8 under the Securities Act to register these shares. See 'Shares Eligible for Future Sale.'

VOTING RIGHTS

     Stockholders are entitled to one vote for each share of Common Stock held of record.

CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS

     The Company's Certificate of Incorporation contains certain provisions that could discourage potential takeover attempts and impede attempts by stockholders to change management. Effective as of the next meeting for the election of directors, the Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first, second and third classes of the Board of Directors will expire in 1998, 1999 and 2000, respectively. The Company's Certificate of Incorporation provides that no director may be removed except for cause and by the vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Certificate of Incorporation permits the Board of Directors to create new directorships and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors is required to amend the foregoing provisions of the Certificate of Incorporation.

     Effective as of the date of this Prospectus, the Certificate of Incorporation prohibits any action required to be taken or which may be taken at any annual or special meeting of stockholders of the Company to be taken, without a meeting, denying the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action. This provision may discourage another person or entity from making a tender offer for the Company's Common Stock because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     Certain provisions in the Certificate of Incorporation, the Bylaws and the DGCL could have the effect of delaying, deferring or preventing changes in control of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an 'interested stockholder' (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a 'business combination' (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article NINTH of the Company's Certificate of Incorporation provides that, to the full extent permitted by the DGCL, directors shall not be personally liable to the Company or its stockholders for damages for breach of any duty owed to the Company or its stockholders.

     The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The Company maintains directors' and officers' liability insurance which is intended to provide the Company's Directors and officers protection from personal liability in addition to the protection provided by the Company's Certificate of Incorporation and Bylaws as described above.

TRANSFER AGENT

     The transfer agent for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 15,000,000 shares of Common Stock. The 3,500,000 shares of Common Stock to be sold in the Offering, and any of the 525,000 shares that may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradable by persons other than 'affiliates' of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 11,500,000 shares outstanding (all such shares being referred to herein as the 'Existing Stockholders Shares') will be held by the Company's Existing Stockholders. The Existing Stockholders Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act.

     As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of 'restricted securities' and of securities owned by 'affiliates' beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in an action not involving a public offering. In general, under Rule 144, if a period of at least two years has elapsed since the date the restricted securities were acquired from the Company or an affiliate of the Company, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the share's average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the two-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least three years, is entitled to sell such shares under the requirements of Rule 144. The Existing Stockholders who hold in the aggregate 11,500,000 shares have agreed during the 180-day period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities (other than a transfer among Existing Stockholders) of the Company without the consent of the Underwriters.

     The Company has reserved 900,000 shares of its Common Stock for issuance under the Stock Option Plan. All of the shares issued as the result of any grants under the foregoing plans shall also be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved under such employee benefit plans. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under such employee benefit plans will become freely tradable at the effective date of the registration statement for the shares reserved under such plans.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the underwriters named below (the 'Underwriters'), for whom Lehman Brothers Inc. is acting as representative (the 'Representative'), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                                     NUMBER OF
                                   UNDERWRITERS                                       SHARES
----------------------------------------------------------------------------------   ---------

Lehman Brothers Inc...............................................................
                                                                                     ---------
     Total........................................................................
                                                                                     ---------
                                                                                     ---------

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such price
less a concession not in excess of  $          per share to certain brokers  and
dealers. After the initial public offering, the offering price, the concession to selected dealers and reallowance may be changed by the Underwriters.

     The Company and the Existing Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 525,000 additional shares of Common Stock exercisable solely to cover over-allotments, at the offering price to the public, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding tables.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price has been negotiated among the Company and the Underwriters. The primary factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance and capital structure, estimates of business potential and earnings prospects of the Company, an assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Holders of 11,500,000 shares of Common Stock of the Company have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 180 days after the date of the Underwriting Agreement without the prior written consent of the Representative. The Company has agreed to refrain from releasing any stockholder from such lock-up agreements without the prior written consent of Lehman Brothers Inc. The Representative reserves the right to release any or all of such stockholders from their obligations under such lock-up agreements at any time without notice. Any such release would increase the number of shares available for sale into the public market, which could have a material adverse effect on the price of the Common Stock. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of the Representative for 180 days after the date of the Underwriting Agreement. The Representative currently does not intend to release any shares from the lock-up arrangements set forth above.

     The Representative has informed the Company that it does not intend to confirm sales of Common Stock offered hereby to any accounts over which it exercises discretionary authority.

     Lehman Brothers Inc. has, from time to time, provided investment banking and other financial advisory services to the Company, including acting as managing underwriter in certain of the Company's securitization transactions, for which it has received customary fees. See 'Certain Relationships and Related Party Transactions.'

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The financial statements of the Company at September 30, 1996 and 1995 and for each of the years in the three year period ended September 30, 1996 appearing in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere in this Prospectus and Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

     Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the address and web site set forth above.

                            REPORTS TO STOCKHOLDERS

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon by independent certified public accountants and with quarterly reports for the first three quarters of each year containing unaudited summary financial information.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Report of Independent Certified Public Accountants.........................................................   F-2
Financial Statements:
     Combined Statements of Financial Condition as of September 30, 1996 and 1995..........................   F-3
     Combined Statements of Operations for the years ended September 30, 1996, 1995 and 1994...............   F-4
     Combined Statement of Shareholders' Equity for the years ended September 30, 1996, 1995 and
      1994.................................................................................................   F-5
     Combined Statements of Cash Flows for the years ended September 30, 1996, 1995 and 1994...............   F-6
Notes to Combined Financial Statements.....................................................................   F-7

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
  CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES

     We have audited the accompanying combined statements of financial condition of Champion Mortgage Co., Inc. and Affiliated Companies (the 'Company') as of September 30, 1996 and 1995, and the related combined statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Champion Mortgage Co., Inc. and Affiliated Companies as of September 30, 1996 and 1995, and the combined results of their operations and their combined cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note D to the combined financial statements, effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 122.


GRANT THORNTON LLP
New York, New York
November 22, 1996

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                   COMBINED STATEMENTS OF FINANCIAL CONDITION

                                                                                     SEPTEMBER 30,
                                                                       -----------------------------------------
                                                                        PRO FORMA
                                                                          1996           1996           1995
                                                                       -----------    -----------    -----------
                                                                       (UNAUDITED)

                               ASSETS
Cash................................................................   $   688,727    $   688,727    $ 4,539,028
Home equity mortgage loans held for sale -- net.....................    32,439,060     32,439,060     60,039,827
Loan proceeds held for disbursements................................       706,000        706,000        826,900
Excess servicing receivable -- net..................................    51,705,775     51,705,775     26,024,557
Originated mortgage servicing rights -- net.........................     3,934,367      3,934,367      1,517,388
Property and equipment -- net.......................................     2,626,484      2,626,484      1,707,403
Other assets........................................................     4,149,785      4,149,785      1,565,724
Restricted cash.....................................................     1,898,835      1,898,835      1,221,926
                                                                       -----------    -----------    -----------
                                                                       $98,149,033    $98,149,033    $97,442,753
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

                LIABILITIES AND SHAREHOLDERS' EQUITY
Loans payable.......................................................   $51,545,003    $51,545,003    $72,868,621
Accounts payable and accrued liabilities............................     5,636,301      5,636,301      2,946,837
Investors payable...................................................     1,898,835      1,898,835      1,221,926
Deferred income taxes...............................................     6,136,000        650,000        323,000
Notes payable to shareholders and other related parties.............     5,953,013      5,953,013      8,959,773
Convertible subordinated notes payable to shareholders..............     5,000,000      5,000,000
Distribution notes..................................................    11,400,000
                                                                       -----------    -----------    -----------
                                                                        87,569,152     70,683,152     86,320,157
                                                                       -----------    -----------    -----------
Commitments and contingencies

Shareholders' equity................................................    10,579,881     27,465,881     11,122,596
                                                                       -----------    -----------    -----------
                                                                       $98,149,033    $98,149,033    $97,442,753
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------

        The accompanying notes are an integral part of these statements.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                       -----------------------------------------
                                                                          1996           1995           1994
                                                                       -----------    -----------    -----------

Revenues
     Gain on sale of home equity mortgage loans.....................   $40,288,305    $18,861,846    $14,754,564
     Finance income and fees earned.................................    25,719,143     15,110,435     18,045,292
     Servicing fees income and related fees.........................     1,298,865        639,347         16,500
     Other..........................................................        73,124        386,217        360,622
                                                                       -----------    -----------    -----------
                                                                        67,379,437     34,997,845     33,176,978
                                                                       -----------    -----------    -----------
Expenses
     Loan origination costs.........................................    12,548,087     10,198,821      8,394,324
     Salaries and employee benefits.................................    20,150,538     14,155,063     15,341,030
     Other administrative costs.....................................     8,906,107      6,143,126      5,376,711
     Interest.......................................................     8,746,257      4,660,305      2,858,583
     Provision for credit losses....................................        47,990        128,987         50,090
                                                                       -----------    -----------    -----------
                                                                        50,398,979     35,286,302     32,020,738
                                                                       -----------    -----------    -----------
          Income (loss) before provision (benefit) for income
            taxes...................................................    16,980,458       (288,457)     1,156,240
Provision (benefit) for income taxes................................       637,173        (13,601)      (451,791)
                                                                       -----------    -----------    -----------
          Net income (loss).........................................   $16,343,285    $  (274,856)   $ 1,608,031
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Unaudited pro forma information:
     Income (loss) before provision (benefit) for pro forma income
       taxes........................................................   $16,980,458    $  (288,457)   $ 1,156,240
     Provision for pro forma income taxes...........................     6,572,000        314,000        543,000
                                                                       -----------    -----------    -----------
Pro forma net income (loss).........................................   $10,408,458    $  (602,457)   $   613,240
                                                                       -----------    -----------    -----------
                                                                       -----------    -----------    -----------
Pro forma income per share of common stock..........................      $0.86
                                                                       -----------
                                                                       -----------
Pro forma weighted average number of shares outstanding.............    12,069,431
                                                                       -----------
                                                                       -----------

        The accompanying notes are an integral part of these statements.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

Shareholders' equity, September 30, 1993...........................................................   $ 9,533,421
Net proceeds from issuance of common stock.........................................................        26,000
Net income.........................................................................................     1,608,031
Dividends..........................................................................................      (300,000)
                                                                                                      -----------
Shareholders' equity, September 30, 1994...........................................................    10,867,452
Additions to additional paid-in capital............................................................       530,000
Net loss...........................................................................................      (274,856)
                                                                                                      -----------
Shareholders' equity, September 30, 1995...........................................................    11,122,596
Net income.........................................................................................    16,343,285
                                                                                                      -----------
Shareholders' equity, September 30, 1996...........................................................   $27,465,881
                                                                                                      -----------
                                                                                                      -----------

         The accompanying notes are an integral part of this statement.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                             YEAR ENDED SEPTEMBER 30,
                                                                                  -----------------------------------------------
                                                                                      1996             1995             1994
                                                                                  -------------    -------------    -------------
Cash flows from operating activities
  Net income (loss)............................................................   $  16,343,285    $    (274,856)   $   1,608,031
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
     operating activities
       Loans originated........................................................    (509,651,417)    (305,355,420)    (345,758,457)
       Loans sold..............................................................     537,252,184      267,996,496      347,447,965
       Depreciation and amortization of property and equipment.................         910,138          642,372          435,395
       Amortization of interest participation receivable.......................       3,160,358        3,514,328        4,996,462
       Additions to interest participation receivable..........................        (863,854)      (5,003,117)      (8,021,989)
       Amortization of excess servicing receivable.............................       1,453,566         (177,932)
       Additions to excess servicing receivable................................     (30,906,366)      (8,852,275)      (2,465,345)
       Write-down of excess servicing receivable...............................       1,475,078          172,900
       Amortization of originated mortgage servicing rights....................         755,047          169,918
       Additions to originated mortgage servicing rights.......................      (3,273,512)      (1,722,306)
       Increase in valuation allowance of originated mortgage servicing
          rights...............................................................         101,486           35,000
       Provision (benefit) for deferred income taxes...........................         327,000          (27,000)        (475,000)
       Net changes in operating assets and liabilities
          Decrease in loan proceeds held for disbursements.....................         120,900           20,100         (847,000)
          Increase in other assets.............................................      (2,584,061)        (568,186)        (215,511)
          Increase in restricted cash..........................................        (676,909)        (816,910)        (405,016)
          Decrease in disbursements made by others in advance of loan
            proceeds...........................................................                         (120,000)      (2,686,250)
          Increase in accounts payable and accrued expenses....................       2,689,464          855,615          632,077
          Increase in investors payable........................................         676,909          816,910          405,016
                                                                                  -------------    -------------    -------------
            Net cash provided by (used in) operating activities................      17,309,296      (48,694,363)      (5,349,622)
                                                                                  -------------    -------------    -------------
Cash flows from investing activities
  Net cash used for the purchase of property and equipment.....................      (1,829,219)        (770,543)        (963,379)
                                                                                  -------------    -------------    -------------
Cash flows from financing activities
  Net (repayments of) proceeds from loans payable..............................     (21,323,618)      41,222,920       11,144,924
  Net (repayments of) proceeds from notes payable to shareholders and others...      (3,006,760)       7,449,793       (1,172,804)
  Proceeds from issuance of convertible subordinated notes payable to
     shareholders..............................................................       5,000,000
  Proceeds from issuance of common stock.......................................                                            26,000
  Dividends paid...............................................................                                          (300,000)
                                                                                  -------------    -------------    -------------
            Net cash (used in) provided by financing activities................     (19,330,378)      48,672,713        9,698,120
                                                                                  -------------    -------------    -------------
            NET (DECREASE) INCREASE IN CASH....................................      (3,850,301)        (792,193)       3,385,119
Cash at beginning of year......................................................       4,539,028        5,331,221        1,946,102
                                                                                  -------------    -------------    -------------
Cash at end of year............................................................   $     688,727    $   4,539,028    $   5,331,221
                                                                                  -------------    -------------    -------------
                                                                                  -------------    -------------    -------------
Supplemental disclosures of cash flow information:
     Cash paid during the year for interest....................................   $   8,541,543    $   4,595,154    $   2,597,898
                                                                                  -------------    -------------    -------------
                                                                                  -------------    -------------    -------------
Noncash financing activity:
  Addition to additional paid-in capital.......................................                    $     530,000
                                                                                                   -------------
                                                                                                   -------------

        The accompanying notes are an integral part of these statements.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1996, 1995 AND 1994

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

     Voting control of Champion Mortgage Co., Inc., Champion Mortgage Corp., Champion Wholesale Corp. (formerly Champion First Mortgage Co.), Champion Mortgage Servicing Corp., and Champion Financial Corp. (the 'Companies') is vested in the same shareholders and the Companies are under common management. Because of these relationships, the financial statements of the Companies have been prepared as if they were a single entity. All significant intercompany transactions have been eliminated.

NATURE OF OPERATIONS

     Champion Mortgage Co., Inc. is a licensed mortgage banker primarily engaged in the origination and sale of home equity mortgage loans in New Jersey, New York, Pennsylvania, Connecticut and Delaware. Champion Mortgage Corp. is a licensed mortgage banker in Virginia, Maryland and Washington, D.C. and is also engaged in the origination and sale of home equity mortgage loans. Champion Wholesale Corp. is engaged in the purchase and sale of home equity loans. Champion Mortgage Servicing Corp. is engaged in the servicing of home equity mortgage loans. Champion Financial Corp. is engaged in the sale of life and disability insurance related to home equity mortgage loans originated by affiliates.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

     The Companies are recognized as S Corporations by the Internal Revenue Service and the State of New Jersey. A tax provision is established for state income taxes only, since shareholders are individually liable for Federal income taxes. Deferred tax assets and liabilities are recognized for the estimated future state tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled and the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

REVENUE RECOGNITION

     The Companies derive a substantial portion of their revenues from the origination and sale of home equity mortgage loans. Such loans are sold to specific investors for immediate cash premiums or a specified participation in the interest income on the home equity mortgage loans sold ('interest participations'), and through the issuance of mortgage-backed securities in which the Companies retain certain interest-only and residual interests in the future cash flows.

     Excess servicing receivable is recognized as a component of the gains or losses on the sales of home equity mortgage loans and is comprised of the fair values of interest participations in mortgage-backed securities at the time such gains or losses are recognized. Gains or losses on the sale of home equity mortgage loans are recognized at the time the home equity mortgage loans are delivered to the trustee pursuant to an executed pooling and servicing agreement (for mortgage-backed securities sales), or when the home equity mortgage loans are delivered to specific investors (for interest participation sales). The excess servicing receivable is amortized over the estimated lives of the underlying home equity mortgage loans using the interest method.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

     Beginning October 1, 1994, originated mortgage servicing rights are recognized in the Companies' statement of financial condition. These rights represent an allocation (based on the relative fair values of the mortgage servicing rights retained and the mortgage loans sold) of the cost of home equity mortgage loans originated by the Companies and sold or securitized. Originated mortgage servicing rights are amortized over the estimated lives of the underlying home equity mortgage loans in proportion to the servicing fees received. Amortization is charged against servicing fee income.

     The fair values of the Companies' excess servicing receivable and originated mortgage servicing rights are based on the discounted present value of the estimated future cash flow streams to the Companies. Such estimated cash flows are adjusted for the effects of anticipated prepayment and delinquency rates and other expected losses. For originated mortgage servicing rights, the estimated cash flows are reduced by the expected cost of servicing the related mortgage loans. The assets recorded on the Companies' statement of financial condition are reduced by direct transaction costs. Rates used to discount net cash flows were approximately 10% and 11% during the years ended September 30, 1996 and 1995, respectively.

     Finance income and fees earned include loan origination fees on sold mortgage loans, interest income on mortgage loans held and other amounts received from borrowers. Loan origination and other fees, net of related costs, are recorded as deferred loan origination fees until the loan is sold.

HOME EQUITY MORTGAGE LOANS

     Home equity mortgage loans held for sale are reflected at the lower of cost or market. As of September 30, 1996 and 1995, the home equity mortgage loans held are carried at the principal amount outstanding plus accrued interest, which is less than their market value determined by current investor yield requirements. The allowance for credit losses is based upon periodic analysis of the home equity mortgage loans held, economic conditions and trends, financial ability of debtors and underlying collateral values.

PROPERTY AND EQUIPMENT

     Property and equipment are depreciated over their estimated useful lives of three to seven years using straight-line and accelerated depreciation methods.

RECLASSIFICATION

     Certain reclassifications have been made to the financial statements to conform with the presentation and disclosure requirements of the Securities and Exchange Commission.

NOTE B -- HOME EQUITY MORTGAGE LOANS

     Home equity mortgage loans held for sale consist of the following:

                                                                        SEPTEMBER 30,
                                                                  --------------------------
                                                                     1996           1995
                                                                  -----------    -----------

Principal amount of mortgage loans.............................   $32,378,652    $60,142,333
Plus: Accrued interest receivable..............................       140,999        279,887
     Deferred expense..........................................       127,843

Less: Principal repayments.....................................      (194,040)      (128,994)
     Deferred income...........................................                     (236,084)
     Allowance for credit losses...............................       (14,394)       (17,315)
                                                                  -----------    -----------
Home equity mortgage loans held for sale.......................   $32,439,060    $60,039,827
                                                                  -----------    -----------
                                                                  -----------    -----------

     Management of the Companies has estimated fair value of the home equity mortgage loans held for sale to be approximately $34,000,000 and $62,500,000 at September 30, 1996 and 1995, respectively.

     At September 30, 1996, the Companies had closed, but not yet funded, approximately $3,800,000 of home equity mortgage loans.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

NOTE C -- EXCESS SERVICING RECEIVABLE

     The excess servicing receivable consists of interest participations, and interest-only and residual interest strips arising from the Companies' mortgage-backed securities transactions. Interest-only strips represent the fair value of certain future cash flows to be received from security pools based on the interest rates specified in the related security offering documents. Their cash flows are subject to third party credit enhancement. Residual interest strips consist of the differential between the weighted average interest rate of the home equity mortgage loans sold into the security pools and the total of the interest rates paid to investors in the mortgage-backed securities, a normal servicing fee, interest-only strips, fees and transaction costs, and certain credit risks retained by the Companies. The Companies had reserves of $3,502,298 and $864,540 at September 30, 1996 and 1995, respectively, related to these credit risks, which are netted against the excess servicing receivable.

     A portion of the cash flows from the residual interest strips which are due to the Companies is initially paid to investors in the mortgage-backed securities in order to overcollateralize the security pools. These residual interest strip cash flows will be received by the Companies at a later time based on the requirements of the security pools. At September 30, 1996, the undiscounted overcollateralized portion of the security pools totaled $7,673,008.

     Subsequent to September 30, 1996, Champion purchased interest rate swaps in order to hedge against interest rate risks on a portion of the residual interest strips.

     The components of the change in the excess servicing receivable are as follows:

                                                                               RESIDUAL
                                                INTEREST        INTEREST-      INTEREST
                                             PARTICIPATIONS    ONLY STRIPS      STRIPS          TOTAL
                                             --------------    -----------    -----------    -----------

Balances at September 30, 1994............    $  13,024,205    $   808,633    $ 1,845,623    $15,678,461
Additions.................................        5,003,117      1,572,312      7,279,963     13,855,392
Write-down................................                                       (172,900)      (172,900)
Amortization..............................       (3,514,328)      (316,345)       494,277     (3,336,396)
                                             --------------    -----------    -----------    -----------
Balances at September 30, 1995............       14,512,994      2,064,600      9,446,963     26,024,557
Additions.................................          863,854      6,580,142     24,326,224     31,770,220
Write-down................................                        (268,144)    (1,206,934)    (1,475,078)
Amortization..............................       (3,160,358)    (1,684,368)       230,802     (4,613,924)
                                             --------------    -----------    -----------    -----------
Balances at September 30, 1996............    $  12,216,490    $ 6,692,230    $32,797,055    $51,705,775
                                             --------------    -----------    -----------    -----------
                                             --------------    -----------    -----------    -----------

     Although the Companies believe reasonable estimates of the fair value of the excess servicing receivable have been made, the rate of prepayments and the amount of defaults utilized by the Companies are estimates and actual experience could vary from the estimates. The gains on the sale of home equity mortgage loans recognized for mortgage-backed securities and interest participation sales will have been overstated if prepayments or losses are greater than anticipated. Higher than anticipated rates of loan prepayments or losses would require the Companies to write down the fair value of excess servicing receivable, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were to be greater than was initially assumed, the fair value of the excess servicing receivable would be negatively impacted, which would have an adverse effect on income for the period in which such events occurred. Should the estimated loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would exceed the gain previously recognized at the time the loans were sold, through mortgage-backed securities and interest participation sales, and would result in additional income.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

NOTE D -- ORIGINATED MORTGAGE SERVICING RIGHTS

     Effective October 1, 1994, the Companies adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65 ('SFAS No. 122). SFAS No. 122 requires the Companies to allocate the cost of mortgage loans sold or securitized to the mortgage servicing rights retained and the mortgage loans (without the mortgage servicing rights), based on their relative fair values. Originated mortgage servicing rights must be evaluated for impairment on a periodic basis, and a valuation allowance is established if the net capitalized cost exceeds fair value.

     The components of the change in originated mortgage servicing rights are as follows:

Originated mortgage servicing rights capitalized during the year ended September
  30, 1995......................................................................   $1,722,306
Increase in valuation allowance.................................................      (35,000)
Amortization....................................................................     (169,918)
                                                                                   ----------
Balance at September 30, 1995...................................................    1,517,388
Additions.......................................................................    3,273,512
Increase in valuation allowance.................................................     (101,486)
Amortization....................................................................     (755,047)
                                                                                   ----------
Balance at September 30, 1996...................................................   $3,934,367
                                                                                   ----------
                                                                                   ----------

NOTE E -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                          SEPTEMBER 30,
                                                                     ------------------------
                                                                        1996          1995
                                                                     ----------    ----------

Furniture and equipment...........................................   $4,955,608    $3,439,958
Leasehold improvements............................................      427,676       324,412
                                                                     ----------    ----------
                                                                      5,383,284     3,764,370

Less accumulated depreciation and amortization....................    2,756,800     2,056,967
                                                                     ----------    ----------
Property and equipment, net.......................................   $2,626,484    $1,707,403
                                                                     ----------    ----------
                                                                     ----------    ----------

     Depreciation and amortization expense is included in other administrative costs in the amounts of $910,138, $642,372 and $435,395 for the years ended September 30, 1996, 1995 and 1994, respectively.

NOTE F -- LOANS PAYABLE

     Loans payable consist of the following:

                                                                        SEPTEMBER 30,
                                                                  --------------------------
                                                                     1996           1995
                                                                  -----------    -----------

Warehouse line of credit.......................................   $31,872,732    $59,901,738
Term loan......................................................    19,519,361     12,681,208
Capitalized lease obligations (Note H-2).......................       152,910        285,675
                                                                  -----------    -----------
                                                                  $51,545,003    $72,868,621
                                                                  -----------    -----------
                                                                  -----------    -----------

     The Companies have a warehouse line of credit with a group of banks in the amount of $125,000,000 at September 30, 1996, for short-term financing of home equity mortgage loans held for sale. This line of credit requires repayment upon sale of the home equity mortgage loan and is subject to annual renewal. Interest charged on the warehouse borrowings, which depends on the bank

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

advancing the funds, is the Base Rate, the Base Rate plus 1.75% or LIBOR plus 1.50%. The Base Rate is defined as the higher of the Federal Funds Rate plus
 .50% or the Prime Rate. Outstanding borrowings under this line of credit are collateralized by home equity mortgage loans with a principal amount of approximately $32,613,000 at September 30, 1996.

     The following table presents data on the warehouse line of credit for the periods indicated:

                                                           YEAR ENDED SEPTEMBER 30,
                                                   -----------------------------------------
                                                      1996           1995           1994
                                                   -----------    -----------    -----------

Weighted average interest for the year..........          8.08%          8.82%          7.84%
Weighted average interest rate for the end of
  the year......................................          7.83%          8.41%          8.25%
Weighted average amount outstanding for the
  year..........................................   $69,300,000    $32,800,000    $27,000,000

     The Companies have a term loan agreement with a group of banks, which is collateralized by a portion of the excess servicing receivable and originated mortgage servicing rights. Interest on outstanding borrowings is charged at the higher of the banks' prime rate plus .75% or the Federal Funds Rate plus 1.25%.

     The line of credit and term loan agreements have restrictive financial covenants which, among other things, require the combined Companies to maintain net worth (as defined) of not less than $12,500,000, an adjusted net worth (which includes the addition of convertible subordinated notes payable to shareholders) of $17,500,000 and limit the borrowing of the Companies to a debt-to-adjusted-equity ratio not exceeding 8 to 1. At September 30, 1996, the management of the Companies believes that the Companies were in compliance with all restrictive covenants contained in the agreements. The carrying values of these loans payable approximate fair value.

     The Companies have entered into a Master Repurchase Agreement Governing Purchases and Sales of Mortgage Loans (the 'Master Agreement') with an investment banking company, which expires February 28, 1997. Under the terms of the Master Agreement, the Companies can transfer up to $50,000,000 of mortgage loans in exchange for funds, provided that the Companies repurchase the mortgage loans within 45 days. Interest is charged on the outstanding transferred mortgage loan balance in the amount of LIBOR plus 1.25%. At September 30, 1996, there were no amounts outstanding under this Master Agreement.

NOTE G -- INCOME TAXES

     The components of the provision (benefit) for income taxes represent state income taxes for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                                                      SEPTEMBER 30,
                                                            ---------------------------------
                                                              1996        1995        1994
                                                            --------    --------    ---------

Current tax..............................................   $310,173    $ 13,399    $  23,209
Deferred tax.............................................    327,000     (27,000)    (475,000)
                                                            --------    --------    ---------
                                                            $637,173    $(13,601)   $(451,791)
                                                            --------    --------    ---------
                                                            --------    --------    ---------

     Deferred income taxes result primarily from differing methods of reporting the excess servicing receivable and originated mortgage servicing rights for financial reporting and tax purposes. Effective October 1, 1993, the Companies elected to change to the accrual basis for income tax reporting. The difference between the cash and accrual methods of reporting as of September 30, 1993, was recognized into provision (benefit) for income taxes during the fiscal year ended September 30, 1994.

     Pursuant to New Jersey state legislation, the Companies elected to be treated as S Corporations in New Jersey, effective October 1, 1993, resulting in a reduction in New Jersey tax rates applicable to the

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

Companies from 9.375% to 2.375%. The effect of the reduction was to decrease the deferred tax liability by approximately $525,000 on October 1, 1993.

NOTE H -- COMMITMENTS AND CONTINGENCIES

1. OPERATING LEASES

     The Companies are obligated under noncancelable operating leases for office space through the fiscal year ending September 30, 2001. Minimum annual rental payments, which are subject to escalation, as of September 30, 1996, are as follows:

                               FISCAL YEAR ENDING
                                 SEPTEMBER 30,
--------------------------------------------------------------------------------

      1997......................................................................   $1,164,000
      1998......................................................................    1,142,000
      1999......................................................................    1,005,000
      2000......................................................................      422,000
      2001......................................................................       54,000
                                                                                   ----------
                                                                                   $3,787,000
                                                                                   ----------
                                                                                   ----------

     Rent expense was approximately $1,008,000, $814,000 and $579,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

2. CAPITAL LEASES

     The Companies are obligated under capital lease agreements for computers carried at $407,341 at September 30, 1996 and 1995. The leases expire in 1998. Accumulated amortization amounted to $254,431 and $160,536 at September 30, 1996 and 1995, respectively. The related future minimum payments as of September 30, 1996 are as follows:

                               FISCAL YEAR ENDING
                                 SEPTEMBER 30,
--------------------------------------------------------------------------------

      1997......................................................................   $  122,226
      1998......................................................................       42,999
                                                                                   ----------
      Net minimum lease payments................................................      165,225
      Amount representing interest..............................................       12,315
                                                                                   ----------
      Obligation under capital lease agreement..................................   $  152,910
                                                                                   ----------
                                                                                   ----------

3. HOME EQUITY LINES OF CREDIT

     Included in home equity mortgage loans held for sale at September 30, 1996, are home equity lines of credit with variable interest rates. At September 30, 1996, the total commitment of the Companies on the home equity lines of credit was $8,365,000, with outstanding principal balances totaling $4,885,780.

4. EMPLOYEE RETIREMENT PLAN

     The Companies maintain an employee savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all full-time employees of the Companies. The Companies match contributions made by employees up to a specified limit. The Companies' contributions were $274,045, $173,623 and $175,374 for the years ended September 30, 1996, 1995 and 1994, respectively.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

5. CONCENTRATION OF CREDIT RISK

     The Companies' portfolio of home equity mortgage loans held for sale includes loans from the seven states in which they are licensed, but the dollar volume is concentrated in New Jersey, New York and Pennsylvania. The interest participation receivable was primarily created by sales of home equity mortgage loans to three large financial institutions. This receivable is supported by the right to receive a participation in the loan payments of the sold home equity mortgages and there could exist a delay of payment risk if any of the three institutions were to become insolvent.

NOTE I -- RELATED PARTY TRANSACTIONS

1. OPERATING ACTIVITIES

     The Companies sell and purchase loans with an entity owned by certain shareholders. The face amounts of the loans sold to this entity during the years ended September 30, 1996, 1995 and 1994 were approximately $4,548,500, $2,950,000 and $4,800,000, respectively. The face amounts of the loans purchased from this entity during the years ended September 30, 1996, 1995 and 1994, were approximately $5,783,500, $7,900,000 and $0, respectively. All transactions in 1996 were for the face amounts of the loans with no premiums paid or received. Realized losses on the sales in 1995 and 1994 were approximately $22,000 and $77,000, respectively.

     During 1995, the Companies' investment in a limited partnership was transferred to an entity owned by certain shareholders. The investment was included in other assets and was carried at its cost of $380,000. The investment was transferred at a price of $910,000, which was agreed by the parties to represent its fair value. The gain on the transfer was recorded as a $530,000 addition to additional paid-in capital.

2. NOTES PAYABLE TO SHAREHOLDERS AND OTHER RELATED PARTIES

     Notes payable to shareholders and other related parties consist of the following:

                                                                          SEPTEMBER 30,
                                                                     ------------------------
                                                                        1996          1995
                                                                     ----------    ----------

Notes payable to shareholders.....................................   $5,233,333    $1,845,000
Notes payable to other related parties............................      719,680     7,114,773
                                                                     ----------    ----------
                                                                     $5,953,013    $8,959,773
                                                                     ----------    ----------
                                                                     ----------    ----------

     Notes payable to shareholders and other related parties are payable on demand with the exception of one loan which is due on July 31, 1997. All loans pay interest between 9% and 10% per annum as of September 30, 1996 and 1995. Interest expense on these notes was $569,267, $608,615 and $241,997 for the years ended September 30, 1996, 1995 and 1994, respectively. The interest rates on the notes payable are adjustable to reflect the Companies' estimated bank borrowing rate, and effective October 1, 1995 have been the Prime Rate plus 1%.

3. CONVERTIBLE SUBORDINATED NOTES PAYABLE TO SHAREHOLDERS

     Convertible subordinated notes payable to shareholders consist of two $2,500,000 notes which bear interest at the Prime Rate plus 1% and are due February 28, 1999.

     The notes can be converted into up to 550 shares of Champion Mortgage Co., Inc. Class B Common Stock at a conversion price of $9,090.91 per share at the option of the note holders. The Companies may, at any time, prepay, in whole or in part, the principal amount of the notes, provided written notice to do so is sent to all senior debtors no more than sixty days before such prepayment and

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

written consent from all senior debtors is obtained. The carrying values of these notes approximate fair value.

NOTE J -- SHAREHOLDERS' EQUITY

     Shareholders' equity consists of the following:

                                           SEPTEMBER 30,
                          -----------------------------------------------
                                               1996
                          -----------------------------------------------
                                                  RETAINED
                                    ADDITIONAL    EARNINGS
                           COMMON    PAID-IN    (ACCUMULATED
                           STOCK     CAPITAL      DEFICIT)       TOTAL
                          --------  ----------  ------------  -----------

Champion Mortgage Co.,
  Inc.................... $ 50,000  $4,346,494  $ 22,622,213  $27,018,707
Champion Wholesale
  Corp...................   50,000                  (256,699)    (206,699)
Champion Mortgage Corp...  100,000                   621,380      721,380
Champion Mortgage
  Servicing Corp.........    1,000      24,000      (293,897)    (268,897)
Champion Financial
  Corp...................    1,000                   200,390      201,390
                          --------  ----------  ------------  -----------
                          $202,000  $4,370,494  $ 22,893,387  $27,465,881
                          --------  ----------  ------------  -----------
                          --------  ----------  ------------  -----------

                                           SEPTEMBER 30,
                          -----------------------------------------------
                                              1995
                         ----------------------------------------------
                                                RETAINED
                                  ADDITIONAL    EARNINGS
                          COMMON   PAID-IN    (ACCUMULATED
                          STOCK    CAPITAL      DEFICIT)       TOTAL
                         -------- ----------  ------------  -----------
Champion Mortgage Co.,
  Inc....................$ 50,000 $4,346,494   $7,260,813   $11,657,307
Champion Wholesale
  Corp...................  50,000                (516,572)     (466,572)
Champion Mortgage Corp... 100,000                (130,194)      (30,194)
Champion Mortgage
  Servicing Corp.........   1,000     24,000     (324,369)     (299,369)
Champion Financial
  Corp...................   1,000                 260,424       261,424
                         -------- ----------  ------------  -----------
                         $202,000 $4,370,494   $6,550,102   $11,122,596
                         -------- ----------  ------------  -----------
                         -------- ----------  ------------  -----------

     The shares of common stock authorized, issued and outstanding as of September 30, 1996 are as follows:

                                                                                     ISSUED AND
                                                                       AUTHORIZED    OUTSTANDING
                                                                       ----------    -----------

Champion Mortgage Co., Inc.
     Class A -- no par, voting......................................      1,000          100
     Class B -- no par, nonvoting...................................      7,200        2,854.12
Champion Wholesale Corp.*...........................................      2,500          100
Champion Mortgage Corp.*............................................      1,500          100
Champion Mortgage Servicing Corp.*..................................      1,000          100
Champion Financial Corp.*...........................................      1,000          100

------------

*  No par, voting stock

                            ------------------------

     During 1994, the following shareholders' equity transactions occurred. Champion Mortgage Servicing Corp. issued 100 shares of common stock in exchange for $25,000 of proceeds, of which $1,000 was classified as common stock and $24,000 was classified as additional paid-in capital. Champion Financial Corp. issued 100 shares of common stock in exchange for $1,000 of proceeds which was classified as common stock. Champion Mortgage Co., Inc. paid dividends to its shareholders in the amount of $300,000.

     During 1995, shareholders contributed $530,000 of additional paid-in capital to Champion Mortgage Co., Inc. (Note I-1).

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

NOTE K -- LOAN SERVICING

     The Companies service home equity mortgage loans on behalf of their customers. At September 30, 1996 and 1995, the aggregate unpaid principal balance of home equity mortgage loans included in the Companies' servicing portfolio amounted to approximately $527,000,000 and $215,000,000, respectively. In connection with the servicing activities, the Companies collect principal and interest on behalf of certain investors. These collections are segregated in special bank accounts on behalf of these investors. These accounts and corresponding liabilities are included in restricted cash and investors payable.

NOTE L -- ADVERTISING COSTS

     The Companies charge to expenses advertising costs as incurred. Advertising costs were included in loan origination costs and were $11,606,792, $9,557,593 and $7,610,754 for the years ended September 30, 1996, 1995 and 1994, respectively.

NOTE M -- CHANGE IN ACCOUNTING PRINCIPLE

     The Companies previously capitalized direct-response advertising costs and amortized these costs over the estimated period of the related benefits, which is generally a two-month period. This policy was in accordance with AICPA Statement of Position 93-7, Reporting on Advertising Costs. In order to conform with the accounting requirements of the Securities and Exchange Commission, which requires that these costs be expensed in the period incurred, the Companies have restated their financial statements, expensing these costs previously capitalized.

NOTE N -- RECENT ACCOUNTING PRONOUNCEMENT

     In June 1996, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The FASB's objective is to develop consistent accounting standards for those transactions, including determining when financial assets should be considered sold and derecognized from the statement of financial condition and when related revenues and expenses should be recognized. The approach focuses on analyzing the components of financial asset transfers and requires each party to a transfer to recognize the financial assets it controls and liabilities it has incurred and derecognize assets when control over them has been relinquished. The statement also allows for excess servicing receivables to be accounted for at fair value and treated as trading securities, with differences between fair value and recorded value reflected as an unrealized gain or loss in the statement of operations. The statement is not expected to have a significant impact on the accounting practices of the Companies and is generally effective for transactions entered into after December 31, 1996.

NOTE O -- UNAUDITED PRO FORMA INFORMATION

     The shareholders of Champion Mortgage Corp., Champion Wholesale Corp., Champion Mortgage Servicing Corp. and Champion Financial Corp. (the 'Affiliated Companies') intend to exchange all of their outstanding shares of common stock of the Affiliated Companies for shares of common stock of Champion Mortgage Co., Inc. Subsequent to this exchange, the shareholders of Champion Mortgage Co., Inc. intend to exchange all of their outstanding shares of common stock of Champion Mortgage Co., Inc. for 11,500,000 shares of Champion Mortgage Holdings Corp., a newly formed corporation. Following the exchanges of shares, Champion Mortgage Holdings Corp. is contemplating an initial public offering of 3,500,000 shares of its Common Stock.

              CHAMPION MORTGAGE CO., INC. AND AFFILIATED COMPANIES
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                       SEPTEMBER 30, 1996, 1995 AND 1994

     The pro forma financial information has been presented to show what the significant effects on the historical financial position might have been had the distribution of Distribution Notes and the revocation of the Companies' S Corporation status occurred as of September 30, 1996, in contemplation of the exchange of shares and to show what the significant effects on the historical results of operations might have been had the Companies not been treated as S Corporations for income tax purposes as of the beginning of the earliest period presented.

     Pro forma net income (loss) represents the results of operations adjusted to reflect the Companies' change in income tax status from S Corporation to C Corporation, using a pro forma C Corporation income tax rate. The principal difference between the pro forma income tax rate and the statutory rate of 35% relates to state income tax expense, net of the Federal income tax benefit. The pro forma financial condition represents the statement of financial condition as of September 30, 1996, adjusted to give effect to S Corporation Distribution Notes with a total principal amount of $11,400,000 and the establishment of $5,486,000 of additional deferred tax liabilities that would have been recorded had the Companies' S Corporation status been revoked as of September 30, 1996. The amount of liability to be recorded will be dependent upon temporary differences relating principally to differing methods of reporting the excess servicing receivable and originated mortgage servicing rights for financial reporting and tax purposes.

     Pro forma income per share has been computed by dividing pro forma net income by the 11,500,000 shares of Common Stock of Champion Mortgage Holdings Corp. received in exchange for the Companies' shares, and the effect of the assumed issuance (at an assumed price, net of expenses of $20.02 per share) of 569,431 shares of Common Stock to generate sufficient cash to pay Distribution Notes in the amount of $11,400,000.

     The accompanying pro forma statement of financial condition at September 30, 1996 does not reflect the sale of shares in the initial public offering.

_____________________________________      _____________________________________

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                    Page
                                                                                                                    ----

Prospectus Summary...............................................................................................      3
Summary Financial Information....................................................................................      6
Risk Factors.....................................................................................................      8
Reorganization and Termination of S Corporation Status...........................................................     18
Use of Proceeds..................................................................................................     19
Capitalization...................................................................................................     20
Dividend Policy..................................................................................................     21
Dilution.........................................................................................................     21
Selected Financial Data..........................................................................................     22
Management's Discussion and Analysis of Financial Condition and Results of Operations............................     24
Business.........................................................................................................     35
Management.......................................................................................................     57
Certain Relationships and Related Party Transactions.............................................................     60
Principal Stockholders...........................................................................................     62
Description of Capital Stock.....................................................................................     63
Shares Eligible for Future Sale..................................................................................     65
Underwriting.....................................................................................................     66
Legal Matters....................................................................................................     67
Experts..........................................................................................................     67
Additional Information...........................................................................................     67
Reports to Stockholders..........................................................................................     68
Index to Combined Financial Statements...........................................................................    F-1

                            ------------------------

     UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,500,000 SHARES

                                     [LOGO]

                               CHAMPION MORTGAGE
                                 HOLDINGS CORP.

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                                            , 1997

                          ---------------------------

                                LEHMAN BROTHERS

_____________________________________      _____________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses payable by it in connection with the offering described in this Registration Statement (other than the underwriting discount and commissions) will be as follows:

SEC registration fee............................................................   $26,833.34
Legal fees and expenses.........................................................       *
Accounting fees and expenses....................................................       *
Printing and engraving..........................................................       *
NASDAQ listing application fee..................................................       *
Blue sky qualification fees and expenses........................................       *
NASD Fee........................................................................       *
Transfer Agent's Fees...........................................................       *
Miscellaneous...................................................................       *
                                                                                   ----------
     Total......................................................................       *
                                                                                   ----------
                                                                                   ----------

------------

*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Certificate of Incorporation eliminates, to the fullest extent permitted by the Law of the State of Delaware, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

     Section 145(a) of the Delaware General Corporation Law ('DGCL') provides in relevant part that '[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.' With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that '[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement or such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.'

     Article NINTH of the Company's Certificate of Incorporation, provides:

          'To the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no Director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company. Any repeal or modification of this Article Ninth will not adversely affect any right or protection of a Director of the Company existing prior to such repeal or modification.'

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In connection  with  the  Reorganization, the  Registrant  will  have  sold
11,500,000  shares  of Common  Stock to  the  Existing Stockholders  of Champion
Mortgage Co., Inc. in exchange for all capital stock of the Existing Stockholders of Champion Mortgage Co., Inc. The Registrant believes that such sale is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, based on the private nature of the offering (e.g., no general solicitation), the small group of purchasers to whom the securities were sold and the sophistication of such purchasers. No underwriters will be involved in such sale.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

 1.1**   -- Form of Underwriting Agreement
 2.1**   -- Form of Reorganization Agreement
 3.1*    -- Certificate of Incorporation of the Registrant
 3.2*    -- Bylaws of the Registrant
 4.1**   -- Specimen of Certificate for Common Stock
 5.1**   -- Opinion of Stroock & Stroock & Lavan LLP
10.1**   -- Employment Agreement between the Registrant and Joseph P. Goryeb
10.2**   -- Employment Agreement between the Registrant and Richard P. Goryeb
10.3**   -- Employment Agreement between the Registrant and Joseph M. Goryeb
10.4**   -- Employment Agreement between the Registrant and Daniel L. Rich
10.5**   -- Lease Agreement between Champion Mortgage Co., Inc. and Bellemead Development Corporation
10.6**   -- Form of 1997 Stock Option Plan
10.7**   -- Form of Tax Indemnification Agreement
21.1**   -- Subsidiaries of the Registrant
23.1*    -- Consent of Grant Thornton LLP
23.2**   -- Consent of Stroock & Stroock & Lavan LLP (contained in 5.1)
24.1*    -- Power of Attorney (included on the signature page of this Registration Statement)

------------

 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on the 10th day of February, 1997.

                                             CHAMPION MORTGAGE HOLDINGS CORP.

                                          By:        /s/ JOSEPH P. GORYEB
                                             ...................................
                                                      JOSEPH P. GORYEB
                                             CHAIRMAN OF THE BOARD AND DIRECTOR

     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel L. Rich or Joseph M. Goryeb, acting singly, as their true and lawful attorneys-in-fact, with full power of substitution, and for him name, place and stead, in any and all capacities, to sign this and any amendments or post-effective amendments to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he ought or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

                SIGNATURE                              CAPACITY IN WHICH SIGNED                      DATE
-----------------------------------------  ------------------------------------------------   ------------------

          /s/ JOSEPH P. GORYEB             Chairman of the Board of Directors and Chief       February 10, 1997
 ........................................    Executive Officer
           (JOSEPH P. GORYEB)

          /s/ RICHARD P. GORYEB            Co-President and Co-Chief Operating Officer and    February 10, 1997
 ........................................    Director
           (RICHARD P. GORYEB)

          /s/ JOSEPH M. GORYEB             Co-President and Co-Chief Operating Officer and    February 10, 1997
 ........................................    Director
           (JOSEPH M. GORYEB)

           /s/ DANIEL L. RICH              Vice President, Chief Financial Officer and        February 10, 1997
 ........................................    Treasurer and Director (Principal Accounting
            (DANIEL L. RICH)                 Officer)

                                 EXHIBIT INDEX

EXHIBIT                                                                                                       SEQUENTIAL
NUMBER                                                 DESCRIPTION                                             PAGE NO.
------         --------------------------------------------------------------------------------------------   ----------

 1.1**     --  Form of Underwriting Agreement..............................................................
 2.1**     --  Form of Reorganization Agreement............................................................
 3.1*      --  Certificate of Incorporation of the Registrant..............................................
 3.2*      --  Bylaws of the Registrant....................................................................
 4.1**     --  Specimen of Certificate for Common Stock....................................................
 5.1**     --  Opinion of Stroock & Stroock & Lavan LLP....................................................
10.1**     --  Employment Agreement between the Registrant and Joseph P. Goryeb............................
10.2**     --  Employment Agreement between the Registrant and Richard P. Goryeb...........................
10.3**     --  Employment Agreement between the Registrant and Joseph M. Goryeb............................
10.4**     --  Employment Agreement between the Registrant and Daniel L. Rich..............................
10.5**     --  Lease Agreement between Champion Mortgage Co., Inc. and Bellemead Development Corporation...
10.6**     --  Form of 1997 Stock Option Plan..............................................................
10.7**     --  Form of Tax Indemnification Agreement.......................................................
21.1**     --  Subsidiaries of the Registrant..............................................................
23.1*      --  Consent of Grant Thornton LLP...............................................................
23.2**     --  Consent of Stroock & Stroock & Lavan LLP (contained in 5.1).................................
24.1*      --  Power of Attorney (included on the signature page of this Registration Statement)...........